DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02024540

DIVISION OF
CORPORATION FINANCE

February 15, 2002

NO ACT
P.E 12-20-2001
1-10427

Act 1934
Section
Rule 14A-8
Public Availability 2/15/2002

Trevor S. Norwitz
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: Robert Half International
Incoming Letter dated December 20, 2001

Dear Mr. Norwitz:

This is in response to your letter dated December 20, 2001 and January 9, 2002 concerning the shareholder proposal submitted to RHI by Calvert Asset Management Company. We also have received a letter from the proponent dated December 28, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

Enclosures

cc: Ivy Wafford Duke
Associate General Counsel
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 20, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Robert Half International – Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(b)

Ladies and Gentlemen:

Robert Half International Inc. ("RHI" or the "Company"), a Delaware corporation, is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of RHI's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for RHI's 2002 Annual Meeting of Shareholders. The Proposal was submitted by the Calvert Asset Management Company, Inc. ("CAMCO" or the "Proponent") by letter dated November 13, 2001 addressed to Steven Karel, Vice President, Secretary and General Counsel of RHI. RHI respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action if RHI excludes the Proposal from its 2002 proxy materials for the reasons described below under "Grounds for Exclusion."

In accordance with Rule 14a-8(j), enclosed are six copies of this letter along with six copies of each of the following: (i) a letter dated November 13, 2001, from Calvert Asset Management Company ("CAMCO") submitting a proposal for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Shareholders (the "Proxy Statement") (Exhibit A); (ii) the text of the proposal submitted by CAMCO (the "Proposal") (Exhibit B); (iii) a letter dated November 13, 2001 from State Street Bank confirming ownership as of November 9, 2001, of RHI shares by four Calvert Funds (Exhibit C); (iv) a letter from the Company dated November 26, 2001 requesting documentation for CAMCO's claim of beneficial ownership (Exhibit D); (v) the response letter dated November 27, 2001 from CAMCO attaching certain investment advisory agreements and prospectuses (Exhibit E); (vi) a letter from the Company dated December 3, 2001 requesting further documentation of CAMCO's beneficial ownership pursuant to Rule 14a-8(f) (Exhibit F); and (vii) the response letter dated December 11, 2001 attaching the Funds' proxy voting guidelines (Exhibit G). Concurrently with the filing of this letter with the Commission, we are forwarding to CAMCO a copy of this submission.

THE PROPOSAL

In pertinent part, the Proposal reads as follows:

"RESOLVED: The shareholders request our company prepare a report at reasonable cost within four months of the annual meeting that may omit confidential information on the issues described below.

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.

2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers."

GROUNDS FOR EXCLUSION

We believe that the Proposal may be excluded because CAMCO has failed to establish its eligibility under Rule 14a-8(b).

In its November 13 letter submitting the Proposal, CAMCO indicated that it "provides investment advice for all mutual funds sponsored by Calvert Group, Ltd.'s family of socially responsible mutual fund portfolios. See Exh. A. "Th[ose] Funds," according to CAMCO's November 13 letter, "are the beneficial owners of $2,000 in market value of [RHI] securities entitled to be voted at the next shareholder meeting . . .." Id. CAMCO provided supporting documentation in the form of letter from State Street Bank dated November 13, 2001 which confirmed ownership of RHI stock by four Calvert Group funds as of an earlier date. See Exh. C. Specifically, the State Street letter confirmed that "as of November 9, 2001" each Calvert Fund listed held the amount of shares indicated continuously for one year. Id. Neither CAMCO's letter nor the State Street letter identified CAMCO as a beneficial owner of RHI stock.

On November 26, 2001, RHI sent a letter by telecopy notifying CAMCO that it had failed to satisfy the eligibility requirements necessary for inclusion of the Proposal. See Exh. D. RHI advised CAMCO that in order to be eligible to submit a proposal, "the proponent must be a record or beneficial holder of at least one percent or $2,000 in market value of the securities entitled to be voted on the proposal, have held such securities for at least one year, and continue to own such securities through the date on which the annual meeting is held." Id. RHI also explained that the State Street letter referenced the Calvert funds and not the Proponent as beneficial owners of RHI stock and therefore requested documentation within the requisite 14-day period supporting CAMCO's claim of beneficial ownership. See id.

In response to RHI's November 26 letter, CAMCO sent a letter dated November 27, 2001. See Exh. E. CAMCO's November 27 letter informed that the Proposal was submitted on behalf of the Funds by CAMCO "acting as their investment adviser." Id. CAMCO explained that its role as investment adviser to the Funds was governed by a "standard contractual arrangement" outlined in the investment advisory agreements which it provided for RHI's review. Id. CAMCO also provided to RHI the Prospectuses for the respective Funds which included discussion of the Funds'/investment adviser's shareholder advocacy responsibilities.

On December 3, 2001, RHI responded to CAMCO's November 27 letter informing CAMCO that it still had not satisfied the eligibility requirements necessary for inclusion of the Proposal. See Exh. F. RHI advised that the prospectuses and investment advisory agreements CAMCO provided were not sufficient documentary support evidencing CAMCO's claim of beneficial ownership for the requisite time period. See id. The Company's December 3rd letter stated:

> Among other reasons, the investment advisory agreements provide that CAMCO's management of the investment of the Funds' assets is "subject to the control and direction of [each fund's] Board of Directors." In addition, the agreements state that CAMCO has "no authority to act for or represent" the Funds "except as expressly provided or authorized". There does not appear to be in the

> agreements any provision expressly permitting CAMCO to bring shareholder proposals to portfolio companies on behalf of the Funds.

Id. RHI thus informed CAMCO that it did not appear that CAMCO satisfied the beneficial ownership requirements of 14a-8(b) and that the Proposal would not be included in RHI's proxy statement unless CAMCO remedied the deficiencies within the requisite time period. See id.

In a letter dated December 11, 2001, after the fourteen day deadline pursuant to 14a-8(f) had already lapsed, CAMCO responded to RHI's December 3rd letter. CAMCO included with its response a copy of the Funds' Proxy Voting Guidelines, which according to CAMCO, "elaborate upon Calvert's authorization to act of [sic] their behalf." The Funds' voting guidelines, however, do not address the question of beneficial ownership and neither they nor CAMCO's December 11 letter led us to believe that CAMCO is a beneficial owner of the requisite amount of RHI stock.

DISCUSSION

The requirement that the proponent be a beneficial owner has not been satisfied.

First, as RHI's correspondence with CAMCO reflects, CAMCO has not provided documentation establishing that it is a beneficial owner of RHI stock. The State Street letter and CAMCO's November 13 letter confirm only that the Calvert Funds, which are not the proponents of the Proposal, are beneficial owners of RHI stock. The investment advisory agreements and prospectuses that CAMCO provided also do not establish CAMCO's beneficial ownership of RHI stock. Similarly, the Funds' proxy voting guidelines simply "summarize the Funds' positions on various issues of concern to [its] socially responsible investors" and give "general indication as to how the advisors will vote shares on each issue." See Exh. G. The guidelines do not confirm that CAMCO is a beneficial owner of RHI stock nor expressly authorize CAMCO to submit shareholder proposals on the Funds' behalf on given topics.

The Staff has stated on numerous occasions that a proposal may be omitted when the Proponent fails to comply with the beneficial ownership requirements of Rule 14a-8(b). In a similar case (also involving CAMCO), the Staff permitted a company to omit a proposal submitted by Calvert Social Investment Fund ("CSIF") where supporting documentation from the record holder appeared to count ownership of the company's shares by Calvert funds other than CSIF toward the beneficial ownership requirement and failed to identify CSIF as a beneficial owner of the company's stock. See Tecumseh Products Company (January 21, 1994). See also, for example, Westinghouse Electric Corp. (January 23, 1997) (permitting omission of a proposal submitted by union, which was not beneficial owner of requisite amount of stock, on behalf of company's employees who in aggregate owned sufficient amount of company's stock); Cigna Corporation (January 29, 1988) (permitting omission of a proposal where the documentation supporting beneficial ownership referenced accounts held by an entity whose name did not match the proponent's); and Diversified Industries, Inc. (March 19, 1982) (permitting omission of a proposal submitted by a minor because the minor could not be a beneficial owner of stock held by a custodian).

RHI accordingly believes it may properly omit CAMCO's proposal from its 2002 Proxy Statement because CAMCO has not established beneficial ownership pursuant to the requirements of Rule 14a-8(b).

The one-year continuous ownership requirement has not been met.

Second, apart from CAMCO's failure to establish beneficial ownership of any RHI shares, even if the Calvert Funds were the proponent of the Proposal, neither they nor CAMCO has established ownership of RHI shares for the requisite time period. The State Street letter is dated November 13, 2001. See Exh. C. It confirms ownership of RHI shares by the listed Calvert Funds only as of November 9, 2001, however. See id. As the Division of Corporation Finance's Staff Legal Bulletin ("SLB") No. 14 indicates, this is insufficient to establish eligibility under Rule 14a-8(b):

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

See Section C.1(c)(3) of the SLB No. 14, dated July 13, 2001. Accordingly, we believe the failure to provide the required documentation of continuous ownership of RHI stock up to and including November 13, 2001, the date of the proposal submission, itself provides sufficient grounds for omission of CAMCO's proposal by the Company.

CONCLUSION

For the reasons stated above, the Company respectfully requests that the Commission concur in our decision to omit the Proposal.

* * *

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1333 or Kai Falkenberg of this office at (212) 403-1350, or Steven Karel, Vice President, Secretary and General Counsel, Robert Half International at (650) 234-6000. If the Staff does not agree with the conclusions set forth herein, please contact me, Kai Falkenberg or Steven Karel before you issue any formal written response.

Very truly yours,

Trevor S. Norwitz

Enclosures

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE

An Ameritas Acacia Company

December 28, 2001

Via Overnight Mail
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to the No-Action Request by Robert Half International

Ladies and Gentlemen:

I am writing on behalf of the Calvert Social Investment Fund, Calvert World Values Fund, Inc., Calvert Social Index Fund, Inc., and Calvert Variable Series, Inc. (collectively, the "Funds"), as Assistant Secretary to each of the Funds, as well as to Calvert Asset Management Company, Inc. ("Calvert"), the investment advisor to the Funds, acting on their behalf in submitting the shareholder resolution to Robert Half International (hereafter "Robert Half ") on November 13, 2001 ("Calvert" or "Proponent").

On December 20, 2001, Robert Half wrote the Securities and Exchange Commission Division of Corporation Finance (the "Division") seeking a statement that it will not recommend enforcement action if Robert Half excludes the shareholder proposal submitted to it by Calvert from its proxy materials for its 2002 Annual Meeting of the Stockholders. In its request, Robert Half states that it intends to omit the proposal pursuant to 14a-8(b) for failing to provide the complete and proper information required under such rule.

As stated in Calvert's November 27, 2001 and December 11, 2001 responses, we respectfully disagree with Robert Half's interpretation of the proxy rules as having not been met. In our initial submission, Calvert in acting as the investment advisor to the Funds submitted a shareholder resolution to Robert Half on behalf of the Funds. In subsequent correspondence, Calvert provided Robert Half with copies of the Funds' respective investment advisory agreements and prospectuses to establish that Calvert is the authorized investment manager for the Funds, which includes the submission of shareholder resolutions on the Funds' behalf. In addition, Calvert also provided a copy of the Funds' joint Proxy Voting Guidelines, which further detail Calvert's authorization to act of the Funds' behalf with respect to socially responsible investing and shareholder advocacy

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

responsibilities. This additional documentation clearly demonstrates that Calvert is "empowered to make determinations with respect to the purchase and sale of portfolio securities for the Funds, as well as to exercise voting rights with respect to such securities." See IBM (December 4, 2001)(pending no-action request raising separate issue under Rule 14a-8(b)).

Accordingly, I argue that Calvert has met the qualification requirements of Rule 14a-8(b)(1) and (b)(2) and the shareholder resolution should not be excluded. Please feel free to contact me at (301) 951-4858 to further discuss the arguments proffered herein.

Very truly yours,

Ivy Wafford Duke

Ivy Wafford Duke
Associate General Counsel

cc: Trevor S. Norwitz, Wachtell, Lipton, Rosen & Katz
Steven Karel, Robert Half International
Nikki Daruwala, Calvert Asset Management Company, Inc.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 9, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Robert Half International Inc.- Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(b)

Ladies and Gentlemen:

On behalf of Robert Half International Inc., (the "Company"), a Delaware corporation, we are writing in response to a letter to the Staff from Calvert Asset Management Company ("CAMCO" or the "Proponent"), dated December 28, 2001, attached as Exhibit A. CAMCO's letter responds to a submission we made on December 20, 2001, setting forth the Company's reasons for omitting a proposal submitted by CAMCO for inclusion in the Company's proxy materials for its 2002 Annual Meeting of Shareholders.

CAMCO's response letter does not amend or alter its proposal nor provide supporting documentation establishing its compliance with the eligibility requirements of Rule 14a-8(b). We do not believe that the Proponent has refuted any of the assertions included in our December 20, 2001 submission.

In particular, we continue to believe that CAMCO has not demonstrated that it is the beneficial owner of any securities of the Company. CAMCO's response letter does not dispute that it failed to substantiate its ownership of the requisite amount of RHI securities and did not change its position that the CAMCO funds in question (the "Funds"), rather than CAMCO, are the beneficial owners of the Company's stock. See Exhibit A to December 20, 2001 Submission.

Instead, CAMCO's response letter appears to focus on a notion of agency, suggesting that its investment advisory agreements with, and prospectuses for, the Funds "establish that Calvert [CAMCO] is the authorized investment manager for the Funds, which includes the submission of shareholder resolutions on the Funds' behalf." As we pointed out in our December 3, 2001 letter to CAMCO, the investment advisory agreements provide that CAMCO's management of the investment of the Funds' assets is "subject to the control and direction of [each fund's] Board of Directors." In addition, the agreements state that CAMCO has "no authority to act for or represent" the Funds "except as expressly provided or authorized". Neither the investment advisory agreements and prospectuses, however, nor the Funds' proxy voting guidelines, for that matter, expressly authorize CAMCO to bring shareholder proposals on the Funds' behalf.

We accordingly believe that the bases for exclusion articulated and supported in our December 20 submission continue to be sufficient to carry the Company's burden of demonstrating that CAMCO's proposal is excludable under Rule 14a-8(b). The Company intends to omit CAMCO's proposal from its 2002 proxy materials and reiterates its request for confirmation that the Commission will not recommend enforcement action against the Company for taking such action.

Pursuant to Rule 14a-8(j), filed herewith are six copies of this letter. The Company, in accordance with 14a-8(j)(1), is providing the Proponent with a copy of this submission simultaneously with its transmission to the Commission.

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1333 or Kai Falkenberg of this office at (212) 403-1350, or Steven Karel, Vice President, Secretary and General Counsel, of the Company at (650) 234-6000. If the Staff does not agree with the conclusions set forth herein, we would appreciate it if you would contact me, Kai Falkenberg or Steven Karel before you issue a formal written response.

Very truly yours,

Trevor S. Norwitz

Attachment

cc: Steven Karel, Robert Half International, Inc.
Ivy Wafford Duke, Calvert Asset Management Company, Inc.

EXHIBIT A

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

December 28, 2001

Via Overnight Mail
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

An Ameritas Acacia Company

Re: Response to the No-Action Request by Robert Half International

Ladies and Gentlemen:

I am writing on behalf of the Calvert Social Investment Fund, Calvert World Values Fund, Inc., Calvert Social Index Fund, Inc., and Calvert Variable Series, Inc. (collectively, the "Funds"), as Assistant Secretary to each of the Funds, as well as to Calvert Asset Management Company, Inc. ("Calvert"), the investment advisor to the Funds, acting on their behalf in submitting the shareholder resolution to Robert Half International (hereafter "Robert Half ") on November 13, 2001 ("Calvert" or "Proponent").

On December 20, 2001, Robert Half wrote the Securities and Exchange Commission Division of Corporation Finance (the "Division") seeking a statement that it will not recommend enforcement action if Robert Half excludes the shareholder proposal submitted to it by Calvert from its proxy materials for its 2002 Annual Meeting of the Stockholders. In its request, Robert Half states that it intends to omit the proposal pursuant to 14a-8(b) for failing to provide the complete and proper information required under such rule.

As stated in Calvert's November 27, 2001 and December 11, 2001 responses, we respectfully disagree with Robert Half's interpretation of the proxy rules as having not been met. In our initial submission, Calvert in acting as the investment advisor to the Funds submitted a shareholder resolution to Robert Half on behalf of the Funds. In subsequent correspondence, Calvert provided Robert Half with copies of the Funds' respective investment advisory agreements and prospectuses to establish that Calvert is the authorized investment manager for the Funds, which includes the submission of shareholder resolutions on the Funds' behalf. In addition, Calvert also provided a copy of the Funds' joint Proxy Voting Guidelines, which further detail Calvert's authorization to act of the Funds' behalf with respect to socially responsible investing and shareholder advocacy

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

responsibilities. This additional documentation clearly demonstrates that Calvert is "empowered to make determinations with respect to the purchase and sale of portfolio securities for the Funds, as well as to exercise voting rights with respect to such securities." See IBM (December 4, 2001)(pending no-action request raising separate issue under Rule 14a-8(b)).

Accordingly, I argue that Calvert has met the qualification requirements of Rule 14a-8(b)(1) and (b)(2) and the shareholder resolution should not be excluded. Please feel free to contact me at (301) 951-4858 to further discuss the arguments proffered herein.

Very truly yours,

Ivy Wafford Duke
Associate General Counsel

cc: Trevor S. Norwitz, Wachtell, Lipton, Rosen & Katz
Steven Karel, Robert Half International
Nikki Daruwala, Calvert Asset Management Company, Inc.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 20, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Robert Half International – Statement of Reasons for Omission of Shareholder Proposal Pursuant to Rule 14a-8(b)</u>

Ladies and Gentlemen:

Robert Half International Inc. ("RHI" or the "Company"), a Delaware corporation, is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of RHI's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for RHI's 2002 Annual Meeting of Shareholders. The Proposal was submitted by the Calvert Asset Management Company, Inc. ("CAMCO" or the "Proponent") by letter dated November 13, 2001 addressed to Steven Karel, Vice President, Secretary and General Counsel of RHI. RHI respectfully requests that the staff of the Division of Corporate Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action if RHI excludes the Proposal from its 2002 proxy materials for the reasons described below under "Grounds for Exclusion."

In accordance with Rule 14a-8(j), enclosed are six copies of this letter along with six copies of each of the following: (i) a letter dated November 13, 2001, from Calvert Asset Management Company ("CAMCO") submitting a proposal for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Shareholders (the "Proxy Statement") (Exhibit A); (ii) the text of the proposal submitted by CAMCO (the "Proposal") (Exhibit B); (iii) a letter dated November 13, 2001 from State Street Bank confirming ownership as of November 9, 2001, of RHI shares by four Calvert Funds (Exhibit C); (iv) a letter from the Company dated November 26, 2001 requesting documentation for CAMCO's claim of beneficial ownership (Exhibit D); (v) the response letter dated November 27, 2001 from CAMCO attaching certain investment advisory agreements and prospectuses (Exhibit E); (vi) a letter from the Company dated December 3, 2001 requesting further documentation of CAMCO's beneficial ownership pursuant to Rule 14a-8(f) (Exhibit F); and (vii) the response letter dated December 11, 2001 attaching the Funds' proxy voting guidelines (Exhibit G). Concurrently with the filing of this letter with the Commission, we are forwarding to CAMCO a copy of this submission.

THE PROPOSAL

In pertinent part, the Proposal reads as follows:

"RESOLVED: The shareholders request our company prepare a report at reasonable cost within four months of the annual meeting that may omit confidential information on the issues described below.

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.

2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers."

GROUNDS FOR EXCLUSION

We believe that the Proposal may be excluded because CAMCO has failed to establish its eligibility under Rule 14a-8(b).

In its November 13 letter submitting the Proposal, CAMCO indicated that it "provides investment advice for all mutual funds sponsored by Calvert Group, Ltd.'s family of socially responsible mutual fund portfolios. See Exh. A. "Th[ose] Funds," according to CAMCO's November 13 letter, "are the beneficial owners of $2,000 in market value of [RHI] securities entitled to be voted at the next shareholder meeting . . .." Id. CAMCO provided supporting documentation in the form of letter from State Street Bank dated November 13, 2001 which confirmed ownership of RHI stock by four Calvert Group funds as of an earlier date. See Exh. C. Specifically, the State Street letter confirmed that "as of November 9, 2001" each Calvert Fund listed held the amount of shares indicated continuously for one year. Id. Neither CAMCO's letter nor the State Street letter identified CAMCO as a beneficial owner of RHI stock.

On November 26, 2001, RHI sent a letter by telecopy notifying CAMCO that it had failed to satisfy the eligibility requirements necessary for inclusion of the Proposal. See Exh. D. RHI advised CAMCO that in order to be eligible to submit a proposal, "the proponent must be a record or beneficial holder of at least one percent or $2,000 in market value of the securities entitled to be voted on the proposal, have held such securities for at least one year, and continue to own such securities through the date on which the annual meeting is held." Id. RHI also explained that the State Street letter referenced the Calvert funds and not the Proponent as beneficial owners of RHI stock and therefore requested documentation within the requisite 14-day period supporting CAMCO's claim of beneficial ownership. See id.

In response to RHI's November 26 letter, CAMCO sent a letter dated November 27, 2001. See Exh. E. CAMCO's November 27 letter informed that the Proposal was submitted on behalf of the Funds by CAMCO "acting as their investment adviser." Id. CAMCO explained that its role as investment adviser to the Funds was governed by a "standard contractual arrangement" outlined in the investment advisory agreements which it provided for RHI's review. Id. CAMCO also provided to RHI the Prospectuses for the respective Funds which included discussion of the Funds'/investment adviser's shareholder advocacy responsibilities.

On December 3, 2001, RHI responded to CAMCO's November 27 letter informing CAMCO that it still had not satisfied the eligibility requirements necessary for inclusion of the Proposal. See Exh. F. RHI advised that the prospectuses and investment advisory agreements CAMCO provided were not sufficient documentary support evidencing CAMCO's claim of beneficial ownership for the requisite time period. See id. The Company's December 3rd letter stated:

> Among other reasons, the investment advisory agreements provide that CAMCO's management of the investment of the Funds' assets is "subject to the control and direction of [each fund's] Board of Directors." In addition, the agreements state that CAMCO has "no authority to act for or represent" the Funds "except as expressly provided or authorized". There does not appear to be in the

> agreements any provision expressly permitting CAMCO to bring shareholder proposals to portfolio companies on behalf of the Funds.

Id. RHI thus informed CAMCO that it did not appear that CAMCO satisfied the beneficial ownership requirements of 14a-8(b) and that the Proposal would not be included in RHI's proxy statement unless CAMCO remedied the deficiencies within the requisite time period. See id.

In a letter dated December 11, 2001, after the fourteen day deadline pursuant to 14a-8(f) had already lapsed, CAMCO responded to RHI's December 3rd letter. CAMCO included with its response a copy of the Funds' Proxy Voting Guidelines, which according to CAMCO, "elaborate upon Calvert's authorization to act of [sic] their behalf." The Funds' voting guidelines, however, do not address the question of beneficial ownership and neither they nor CAMCO's December 11 letter led us to believe that CAMCO is a beneficial owner of the requisite amount of RHI stock.

DISCUSSION

The requirement that the proponent be a beneficial owner has not been satisfied.

First, as RHI's correspondence with CAMCO reflects, CAMCO has not provided documentation establishing that it is a beneficial owner of RHI stock. The State Street letter and CAMCO's November 13 letter confirm only that the Calvert Funds, which are not the proponents of the Proposal, are beneficial owners of RHI stock. The investment advisory agreements and prospectuses that CAMCO provided also do not establish CAMCO's beneficial ownership of RHI stock. Similarly, the Funds' proxy voting guidelines simply "summarize the Funds' positions on various issues of concern to [its] socially responsible investors" and give "general indication as to how the advisors will vote shares on each issue." See Exh. G. The guidelines do not confirm that CAMCO is a beneficial owner of RHI stock nor expressly authorize CAMCO to submit shareholder proposals on the Funds' behalf on given topics.

The Staff has stated on numerous occasions that a proposal may be omitted when the Proponent fails to comply with the beneficial ownership requirements of Rule 14a-8(b). In a similar case (also involving CAMCO), the Staff permitted a company to omit a proposal submitted by Calvert Social Investment Fund ("CSIF") where supporting documentation from the record holder appeared to count ownership of the company's shares by Calvert funds other than CSIF toward the beneficial ownership requirement and failed to identify CSIF as a beneficial owner of the company's stock. See Tecumseh Products Company (January 21, 1994). See also, for example, Westinghouse Electric Corp. (January 23, 1997) (permitting omission of a proposal submitted by union, which was not beneficial owner of requisite amount of stock, on behalf of company's employees who in aggregate owned sufficient amount of company's stock); Cigna Corporation (January 29, 1988) (permitting omission of a proposal where the documentation supporting beneficial ownership referenced accounts held by an entity whose name did not match the proponent's); and Diversified Industries, Inc. (March 19, 1982) (permitting omission of a proposal submitted by a minor because the minor could not be a beneficial owner of stock held by a custodian).

RHI accordingly believes it may properly omit CAMCO's proposal from its 2002 Proxy Statement because CAMCO has not established beneficial ownership pursuant to the requirements of Rule 14a-8(b).

The one-year continuous ownership requirement has not been met.

Second, apart from CAMCO's failure to establish beneficial ownership of any RHI shares, even if the Calvert Funds were the proponent of the Proposal, neither they nor CAMCO has established ownership of RHI shares for the requisite time period. The State Street letter is dated November 13, 2001. See Exh. C. It confirms ownership of RHI shares by the listed Calvert Funds only as of November 9, 2001, however. See id. As the Division of Corporation Finance's Staff Legal Bulletin ("SLB") No. 14 indicates, this is insufficient to establish eligibility under Rule 14a-8(b):

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

See Section C.1(c)(3) of the SLB No. 14, dated July 13, 2001. Accordingly, we believe the failure to provide the required documentation of continuous ownership of RHI stock up to and including November 13, 2001, the date of the proposal submission, itself provides sufficient grounds for omission of CAMCO's proposal by the Company.

CONCLUSION

For the reasons stated above, the Company respectfully requests that the Commission concur in our decision to omit the Proposal.

* * *

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1333 or Kai Falkenberg of this office at (212) 403-1350, or Steven Karel, Vice President, Secretary and General Counsel, Robert Half International at (650) 234-6000. If the Staff does not agree with the conclusions set forth herein, please contact me, Kai Falkenberg or Steven Karel before you issue any formal written response.

Very truly yours,

Trevor S. Norwitz

Enclosures

Exhibit A

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

November 13, 2001

Steven Karel
Corporate Secretary
Robert Half International
2884 Sand Hill Road
Menlo Park, CA 94025

Dear Mr. Karel:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice for all mutual funds sponsored by Calvert Group, Ltd. Calvert's family of 14 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

The Calvert Social Investment Fund Balanced Portfolio holds 92,200 shares of common stock, the Calvert World Values Capital Accumulation Portfolio holds 107,200 shares of common stock, the Calvert Social Mid Cap Growth Portfolio holds 40,500 shares of common stock, and the Calvert Social Index Portfolio holds 776 shares of common stock in Robert Half International as of close of business on November 9, 2001. The Funds are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 49,600 shares, 63,600 shares, 11,800 shares, 386 shares, respectively, have been held for at least one year and the Funds intend to own shares in Robert Half International through the date of the 2002 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long standing shareholders, CAMCO is filing the enclosed resolution seeking greater accountability on your equal employment opportunity policies and programs. We hope that you will welcome this opportunity to address your company's equal employment opportunity policies and practices. We believe this matter of significant policy going beyond the ordinary business operations of the company as an issue having potential economic impact on the company. The shareholders have a right to consider and debate the merits of this proposal.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Senior Social Research Analyst Nikki Daruwala at (301) 657-

An Ameritas Acacia Company

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

7061, fax (301) 654-2960, or email: nikki.daruwala@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Reno Martini
Senior VP and Chief Investment Officer

Enclosures

Exhibit B

CALVERT ASSET MANAGEMENT COMPANY'S REQUEST FOR ROBERT HALF EQUAL EMPLOYMENT OPPORTUNITY REPORT

Equal employment is a key issue for shareholders. The 1995 bipartisan Glass Ceiling Commission Study explains that a positive diversity record also has a positive impact on the bottom line. This study is important for shareholders because it shows how many corporations in the United States select for advancement from less than 50 percent of the total talent available in our work force.

- Women and minorities comprise 57 percent of the work force yet represent only 3 percent of executive management positions.
- Women are awarded more than half of all master degrees, yet represent only 10 percent of senior-level management positions.

These statistics show the limits placed on selecting the most talented people for employment and top management positions.

Not attending to diversity impacts the bottom line because of the real costs of discrimination cases, the potential loss of government contracts and the financial ramifications of a damaged corporate image.

- In 1996 the *Wall Street Journal* reported that Shoney's earnings for fiscal year 1992 posted a direct loss of $16.6 million as a result of settling a racial discrimination suit for $134.5 million.

- In 1997 Denny's reported it was still trying to win back its minority customers, lost after the 1992 discrimination complaints.

- In 1998 Smith Barney agreed to spend $15 million on diversity programs to settle a case brought by plaintiffs charging sexual harassment.

- In 2001 Coca-Cola settled a racial discrimination suit for a historic $192.5 million.

- In 2001 Norfolk Southern paid $28 million in discrimination suit.

More than 150 major employers publicly report on work force diversity to their shareholders. Primary examples are Disney/ABC Commitment Report, USAir Affirming Workplace Diversity Report, Intel Diversity Report, Monsanto Diversity Report, and Texaco Diversity Report. These reports often describe diversity progress and challenges, and many companies include this information in their annual reports.

RESOLVED: The shareholders request our company prepare a report at reasonable cost within four months of the annual meeting that may omit confidential information on the issues described below.

1. A chart identifying employees according to their sex and race in each of the nine major EEOC defined job categories for 1999, 2000, 2001 listing numbers in each category.

2. A summary description of any Affirmative Action policies and programs to improve performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.

4. A general description of how the company publicizes our company's Affirmative Action policies and programs to merchandise suppliers and service providers.

Exhibit C

STATE STREET.
For Everything You Invest In

Joesph M. Arruda
Vice President

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

Telephone: 617-662-0028
Facsimile: 617-986-0794
jmarruda@statestreet.com

November 13, 2001

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 9, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Robert Half International Incorporated (Cusip number 770323103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/09/01	Shares Held for 1 Year
D805	CSIF Balanced Portfolio	92,200	49,600
D814	CWV Calvert Capital Accumulation Portfolio	107,200	63,600
D839	Calvert Social Mid Cap Growth Portfolio	40,500	11,800
D872	Calvert Social Index Portfolio	776	386

Please feel free to contact me if you need any further information.

Sincerely,

Joseph Arruda

Joseph M. Arruda
Vice President

Exhibit D

RHI Robert Half International Inc.

2884 Sand Hill Road, Menlo Park, CA 94025
(650) 234-6000 Fax (650) 234-6999 www.rhii.com

November 26, 2001

Via Facsimile and Courier

Nilloufer (Nikki) Daruwala
Senior Social Research Analyst
Calvert Asset Management Co.
4550 Montgomery Avenue
Bethesda, Maryland 20814

Dear Ms. Daruwala:

Thank you for the proposal concerning employment opportunity policies and practices submitted by Calvert Asset Management Company, Inc. ("CAMCO") for inclusion in the proxy statement of Robert Half International Inc. (the "Company") prepared for the 2002 Annual Meeting of Stockholders. The Company agrees with the principles underlying your proposal and shares CAMCO's goal of achieving racial and gender diversity throughout the Company.

Reflecting this commitment, the Company has adopted employment policies that promote the hiring and advancement of women and minorities and ensure that all of its employees are afforded equal opportunities for advancement. The following is just a brief summary of the actions taken by the Company in this area:

1. The Company has had an Affirmative Action Plan in place for many years. The Plan is reviewed and, as necessary, updated yearly.

2. Every employee is required to sign a non-discrimination pledge.

3. Diversity and anti-harassment awareness days are held annually.

4. The Company has established a toll-free number to which employees may direct concerns regarding possible discrimination or harassment.

5. When negotiating with suppliers, the Company requires that all contracts include language regarding non-discrimination.

6. Training programs for new employees include a substantial section on non-discrimination and harassment. Non-discrimination and harassment sections are also part of refresher training courses.

In addition, the Company is firmly committed to complying with all applicable equal employment opportunity laws.

Although we fully support CAMCO's ultimate objective of equal employment opportunity, the Company believes that this proposal is not an appropriate matter for inclusion in its proxy materials to its shareholders. In addition, the time and expense involved in the process of gathering data and producing additional reports contemplated by the proposal would not further the Company's equal employment efforts and would not be an effective use of its corporate resources.

As a technical matter, we note that you have not satisfied the eligibility requirements necessary for inclusion of your proposal. As you know, under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, the proponent of such proposal must be a record or beneficial holder of at least one percent or $2,000 in market value of the securities entitled to be voted on the proposal, have held such securities for at least one year, and continue to own such securities through the date on which the annual meeting is held.

In connection with your proposal, you have provided us with a letter from State Street Bank dated November 13, 2001, documenting ownership of the Company's stock. The State Street letter references four funds as beneficial holders of the indicated amount of shares of the Company's stock which we presume may be managed by CAMCO. It does not appear, however, that CAMCO is a beneficial owner of the Company's stock. Because you have not fully complied with the requirements of Rule 14a-8, we believe the Company may properly omit your proposal unless you provide to us the appropriate documentation supporting CAMCO's claim of beneficial ownership consistent with Rule 14a-8(b) within the requisite fourteen-day period.

If the appropriate documentation is provided to us in a timely manner, the Company will then proceed to consider whether or not to include your proposal in its proxy material. In that regard, we note that the proposal concerns the Company's employment policies and practices, matters which are within the conduct of the Company's ordinary business operations, and thus may properly be omitted from the Company's proxy material under Rule 14a-8(i)(7).

Once again, the Company supports the ultimate objective of promoting equal opportunities for the advancement of women and minorities, though we do not believe that our proxy materials are an appropriate forum for advancing that cause.

Very truly yours,

Steven Karel
Vice President, Secretary
and General Counsel

Exhibit E

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

November 27, 2001

Via Overnight Mail
Mr. Steven Karel
Robert Half International Inc.
2884 Sand Hill Road, Suite 200
Menlo Park, CA 94025

An Ameritas Acacia Company

Dear Mr. Karel:

I am writing on behalf of the Calvert Social Investment Fund, Calvert World Values Fund, Inc., Calvert Social Index Fund, Inc., and Calvert Variable Series, Inc. (collectively, the "Funds"), as Assistant Secretary to each of the Funds and as counsel to Calvert Asset Management Company, Inc. ("Calvert") in response to your letter dated November 26, 2001 concerning our recent submission of a shareholder resolution to Robert Half International Inc.

Our November 13, 2001 correspondence, in which we relayed the shareholder resolution requesting the company create a "Equal Employment Opportunity Report," was submitted on behalf of the above-mentioned Funds by Calvert, acting as their investment adviser. This is a standard contractual arrangement wherein as the investment adviser/portfolio manager to the Funds, Calvert is authorized to make investments for, and act on behalf of, the Funds per the attached investment advisory agreements, which I believe should address the concerns you raise. I also attach the Prospectuses for the respective Funds, highlighting the discussion of the Funds'/investment adviser's shareholder advocacy responsibilities, for your additional reference.

Further, in response to the comment that this is not an appropriate matter for shareholders and that the time and expense involved in the process of gathering data and producing the additional reports contemplated by our shareholder proposal is not an effective use of the company's corporate resources, please note that it is our view that like most public companies, Robert Half International, Inc. already collects and reports the requested information as required under Federal law. Therefore, the cost to the company of complying with the resolution is minimal. Furthermore, our request is not extraordinary, as several hundred publicly traded companies voluntarily disclose similar information to their shareholders.

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

Accordingly, we request that you continue to process the shareholder resolution per the Shareholder Proposal Rules of Section 14a-8 of the Securities

Exchange Act of 1934. Nonetheless, please feel free to contact me at (301) 951-4858 with any further questions.

Truly Yours,

Ivy Wafford Duke
Associate General Counsel

cc: Nikki Daruwala (Senior Social Research Analyst, Social Research Department)

Prospectus



Calvert Variable Series, Inc.

Calvert Social Portfolios

- Social Money Market Portfolio
- Social Small Cap Growth Portfolio
- Social Mid Cap Growth Portfolio
- Social International Equity Portfolio
- Social Balanced Portfolio

April 30, 2001

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

PROSPECTUS
April 30, 2001

CALVERT VARIABLE SERIES, INC.
CALVERT SOCIAL PORTFOLIOS

SOCIAL MONEY MARKET PORTFOLIO

Calvert Social Money Market Portfolio of Calvert Variable Series, Inc. (the "Fund") should not be confused with the Calvert Social Investment Fund Money Market Portfolio. Performance of the two portfolios will differ.

CVS SOCIAL MONEY MARKET

Advisor: Calvert Asset Management Company, Inc.

Objective

CVS Social Money Market seeks to provide current income by investing in enterprises that make a significant contribution to society through their products and services and through the way they do business.

Principal Investment Strategies

CVS Social Money Market invests in high quality, money market instruments, such as commercial paper, variable rate demand notes, corporate, agency and taxable municipal obligations.

The Portfolio invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria. See "Investment Selection Process."

Principal Risks

- The Portfolio's yield will change in response to market interest rates. In general, as market rates go up so will the Portfolio's yield, and vice versa.
- Although the Portfolio tries to keep the value of its shares constant at $1.00 per share, extreme changes in market rates, and or sudden credit deterioration of a holding could cause the value to decrease.
- The Portfolio limits the amount it invests in any one issuer to try to lessen its exposure.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

Past Performance

The bar chart and table below show the Portfolio's annual returns and its long-term performance. The chart shows how the performance has varied from year to year and provides an indication of the risk of investing in the Portfolio. The table compares the Portfolio's returns over time to the Lipper Variable Annuity Money Market Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Portfolio. The Portfolio's past performance does not necessarily indicate how the Portfolio will perform in the future. The returns shown do not reflect fees and charges imposed under the variable annuity and life insurance contracts through which an investment may be made. If these fees and charges were included, they would reduce these returns.

CVS Social Money Market
Year-by-Year Total Return



40%
30%
20%
10%
0%
(10%)
3.12%
3.96%
5.37%
4.95%
5.20%
5.14%
4.82%
5.94%
1993
1994
1995
1996
1997
1998
1999
2000

Best Quarter (of periods shown)	**Q4 '00**	**1.51%**
Worst Quarter (of periods shown)	**Q2 '93**	**0.74%**

Average Annual Total Returns (for the periods ended December 31, 2000)

	1 year	5 years	Since Inception*
CVS Social Money Market	5.94%	5.21%	4.63%
Lipper VA Money Market Index	4.89%	4.07%	N/A

*Fund inception 6/30/92.

For current yield information call 800-368-2745, or visit Calvert's website at www.calvert.com

Principal Investment Practices and Risks

The most concise description of the Portfolio's principal investment strategies and associated risks is under the risk-return summary. The Portfolio is also permitted to invest in certain other investments and to use certain investment techniques that have higher risks associated with them.

For further information on the Portfolio's investment policies and restrictions, as well as a description of the types of securities that may be purchased, see the Statement of Additional Information ("SAI").

Investment Selection Process

The Portfolio has developed the following criteria for the selection of organizations in which it invests. The Portfolio recognizes, however, that these criteria represent standards of behavior which few, if any, organizations totally satisfy and that, as a matter of practice, evaluation of a particular organization in the context of these criteria will involve subjective judgment by the Portfolio's Investment Advisor.

Socially Responsible Investment Criteria

Given these considerations, the Portfolio seeks to invest in producers or service providers that:

1. Deliver safe products and services in ways that sustain our natural environment.

2. Are managed with participation throughout the organization in defining and achieving objectives.

3. Negotiate fairly with their workers, provide an environment supportive of their wellness, do not discriminate on the basis of race, gender, religion, age, disability, ethnic origin, or sexual orientation, do not consistently violate regulations of the Equal Employment Opportunity Commission, and provide opportunities for women, people of color, disadvantaged minorities, and others for whom equal opportunities have often been denied.

4. Foster awareness of a commitment to human goals, such as creativity, productivity, self-respect and responsibility, within the organization and the world, and continually recreate a context within which these goals can be realized.

The Portfolio seeks to avoid investing in an issuer primarily engaged in:

1. The production of nuclear energy or the manufacture of equipment to produce nuclear energy.

2. Business activities in support of repressive regimes.

3. The manufacture of weapons systems.

In addition, the Portfolio seeks to avoid investing in an issuer primarily engaged in the manufacture of alcoholic beverages or tobacco products, or the operation of gambling casinos.

The Portfolio believes that social and technological change will continue to transform America and the world into the next century. Those enterprises that exhibit a social awareness measured in terms of the above attributes and considerations should be better prepared to meet future societal needs for goods and services. By responding to social concerns, these enterprises should maintain flexibility and further social goals. In so doing they may not only avoid the liability that may be incurred when a product or service is determined to have a negative social impact or has outlived its usefulness, but should also be better positioned to develop opportunities to make a profitable contribution to society. The Portfolio believes that these enterprises will be ready to respond to external demands and ensure that over the longer term they will be able to provide a positive return to both investors and society as a whole.

In selecting investments under the criteria outlined above, the Advisor will consider the investments' ability to contribute to the dual objective of the Portfolio. Potential investments are first screened for financial soundness and then evaluated according to social criteria. To the greatest extent possible investments are made in companies exhibiting unusual, positive accomplishments with respect to one or more of the criteria. Companies must meet the Portfolio's minimum standards for all the criteria. It should be noted that the Portfolio's social criteria tend to limit the availability of investment opportunities more than is customary with other investment portfolios.

The selection of an organization for investment by the Portfolio does not constitute endorsement or validation, nor does the exclusion of an organization neces necessarily reflect failure to satisfy the Portfolio's social criteria. Investors in the Portfolio are invited to send brief descriptions of companies they believe might be suitable investments.

The Fund and Its Management

The shares of the Fund currently are sold only to insurance companies (collectively, the "Insurance Companies") for allocation to their separate accounts (collectively, the "Variable Accounts") to fund the benefits under certain variable annuity and variable life insurance policies (collectively, the "Policies") issued by such companies. Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares (and any distributions on such shares) and the benefits provided under a policy.

Calvert Asset Management Company, Inc. ("Calvert") (4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814) is the Portfolio's investment advisor. Calvert provides the Fund with investment supervision and management and office space; furnishes executive and other personnel to the Fund, and pays the salaries and fees of all Trustees/Directors who are affiliated persons of the Advisor. It has been managing mutual funds since 1976. Calvert is the investment advisor for over 25 mutual fund portfolios, including the first and largest family of socially screened funds. As of December 31, 2000, Calvert had over $6.5 billion in assets under management.

Advisory Fees

The annual advisory fee paid to CAMCO by the Portfolio for the most recent fiscal year was 0.30% of the Portfolio's average daily net assets.

Purchase, Exchange and Redemption of Shares

The Fund offers its shares, without sales charge, only for purchase by the Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Fund are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policy owners of any Insurance Company. The Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

The Insurance Companies redeem shares of the Portfolio to make benefit and surrender payments under the terms of Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New York Stock Exchange is open), and are effected at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, but in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the 1940 Act. The amount received upon redemption of the shares of the Fund may be more or less than the amount paid for the shares, depending upon the fluctuations in the market value of the assets owned by the Fund. The Fund redeems all full and fractional shares of the Portfolio for cash. The redemption price is the net asset value per share.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business. The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio. All money market instruments are valued on an amortized cost basis.

Exchange requests will not be accepted on any day when Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veteran's Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

The Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of the Fund; or withdraw all or any part of the offering made by this prospectus. To protect the interests of investors, the Fund and the distributor may reject any order considered market-timing activity.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Dividends and Distributions

It is the Fund's intention to distribute substantially all of the net investment income, if any, of the Portfolio. For dividend purposes, net investment income of the Portfolio consists of all payments of dividends or interest received by such Portfolio less estimated expenses. All net realized capital gains, if any, of each Portfolio are declared and distributed periodically, no less frequently than annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

Taxes

As a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code, as amended, the Fund is not subject to federal income tax, nor to the federal excise tax imposed by the Tax Reform Act of 1986, to the extent that it distributes its net investment income and realized capital gains. Since the only shareholders of the Fund are the Insurance Companies, no discussion is included herein as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

Financial Highlights

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past five (5) years. The Portfolio's fiscal year end is December 31. Certain information reflects financial results for a single share, by Portfolio. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Portfolio (assuming reinvestment of all dividends and distributions), and does not reflect any applicable charges or expenses deducted by the Insurance Companies. The information for 2000 has been audited by Arthur Andersen LLP whose report, along with the Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request. The information for prior years has been audited by other auditors.

MONEY MARKET PORTFOLIO FINANCIAL HIGHLIGHTS

	Years Ended December 31, 2000	Years Ended December 31, 1999
Net asset value, beginning	**$1.00**	**$1.00**
Income from investment operations		
Net investment income	.058	.047
Total from investment operations	.058	.047
Distributions from		
Net investment income	(.058)	(.047)
Total increase (decrease) in net asset value	—	—
Net asset value, ending	**$1.00**	**$1.00**
Total return	5.94%	4.82%
Ratios to average net assets:		
Net investment income	5.85%	4.72%
Total expenses	.66%	.67%
Expenses before offsets	.66%	.67%
Net expenses	.61%	.64%
Net assets, ending (in thousands)	**$22,969**	**$16,387**

	Years Ended December 31, 1998	Years Ended December 31, 1997	Years Ended December 31, 1996
Net asset value, beginning	**$1.00**	**$1.00**	**$1.00**
Income from investment operations			
Net investment income	.050	.051	.048
Total from investment operations	.050	.051	.048
Distributions from			
Net investment income	(.050)	(.051)	(.048)
Total increase (decrease) in net asset value	—	—	—
Net asset value, ending	**$1.00**	**$1.00**	**$1.00**
Total return	5.14%	5.20%	4.95%
Ratios to average net assets:			
Net investment income	5.01%	5.10%	4.82%
Total expenses	.66%	.69%	.75%
Expenses before offsets	.66%	.69%	.75%
Net expenses	.63%	.59%	.62%
Net assets, ending (in thousands)	**$11,205**	**$6,242**	**$4,378**

SOCIAL SMALL CAP GROWTH PORTFOLIO

Calvert Social Small Cap Growth Portfolio of Calvert Variable Series, Inc. (the "Fund") should not be confused with the Calvert New Vision Small Cap Portfolio. Performance of the two portfolios will differ.

CVS SOCIAL SMALL CAP GROWTH

Advisor: Calvert Asset Management Company, Inc.
Subadvisor: Awad Asset Management, Inc.

Objective

CVS Social Small Cap Growth seeks to provide long-term capital appreciation by investing primarily in equity securities of companies that have small market capitalizations. This objective may be changed by the Fund's Board of Directors without shareholder approval.

Principal investment strategies

At least 65% of CVS Social Small Cap Growth's assets will be invested in the common stocks of small-cap companies. Returns in the Portfolio will be mostly from the changes in the price of the Portfolio's holdings (capital appreciation).

The Portfolio currently defines small-cap companies as those with market capitalization of $2 billion or less at the time the Portfolio initially invests.

The Portfolio invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Portfolio, or the Portfolio could underperform for any of the following reasons:

- The stock market goes down.
- The individual stocks in the Portfolio do not perform as well as expected.
- Prices of small-cap stocks may respond to market activity differently than larger more established companies, so there is the possibility if greater risk by investing in smaller capitalized companies rather than larger, more established companies.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Past Performance

The bar chart and table below show the Portfolio's annual returns and its long-term performance. The chart shows how the performance has varied from year to year and provides an indication of the risk of investing in the Portfolio. The table compares the Portfolio's performance over time to that of the Russell 2000 Index. This is a widely recognized, unmanaged index of common stock prices. It also shows the Portfolio's returns compared to the Lipper Variable Annuity Small Cap Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Portfolio. The Portfolio's past performance does not necessarily indicate how the Portfolio will perform in the future. The returns shown do not reflect fees and charges imposed under the variable annuity and life insurance contracts through which an investment may be made. If these fees and charges were included, they would reduce these returns.

CVS Social Small Cap Growth
Year-by-Year Total Return



40%
30%
20%
10%
0%
(10%)
34.46%
(9.93%)
(6.15%)
19.38%
6.29%
1996
1997
1998
1999
2000

Best Quarter (of periods shown)	**Q4 '99**	**21.90%**
Worst Quarter (of periods shown)	**Q1 '97**	**(27.24%)**

Average Annual Total Returns (for the periods ended December 31, 2000)

	1 year	5 years	Since Inception*
CVS Social Small Cap Growth	6.29%	7.60%	8.27%
Russell 2000 Index	(3.02%)	10.31%	12.87%
Lipper VA Small Cap Index	(8.67%)	12.11%	14.52%

*The month end date of 3/31/95 is used for comparison purposes only, actual Fund inception is 3/15/95.

Investment Practices and Risks

The most concise description of the Portfolio's principal investment strategies and associated risks is under the risk-return summary. The Portfolio is also permitted to invest in certain other investments and to use certain investment techniques that have higher risks associated with them. On the following pages are brief descriptions of the investments and techniques, summarized in the risk-return summary along with certain additional investment techniques and their risks.

For each of the investment practices listed, the table below shows the Portfolio's limitations as a percentage of its assets and the principal types of risk involved. (See the pages following the table for a description of the types of risks). Numbers in this table show maximum allowable amount only; for actual usage, consult the Portfolio's annual/semi-annual reports.

Key to Table

- ✪ Portfolio currently uses as a principal investment practice
- ❑ Permitted, but not typically used as a principal investment practice (% of assets allowable, if restricted)
- ✗ Not permitted
- xN Allowed up to x% of Portfolio's net assets
- xT Allowed up to x% of Portfolio's total assets
- NA Not applicable to this type of fund

Investment Practices	
Active Trading Strategy/Turnover involves selling a security soon after purchase. An active trading strategy causes a fund to have higher portfolio turnover compared to other funds and higher transaction costs, such as commissions and custodian and settlement fees, and may increase a Portfolio's tax liability. **Risks: Opportunity, Market and Transaction.**	❑
Temporary Defensive Positions. During adverse market, economic or political conditions, the Portfolio may depart from its principal investment strategies by increasing its investment in U.S. government securities and other short-term interest-bearing securities. During times of any temporary defensive positions, the Portfolio may not be able to achieve its investment objective Risks: Opportunity.	❑ 35T
Conventional Securities	
Stocks in General The Portfolio is subject to stock market risk. Stock prices overall may decline over short or even long periods. The Portfolio is also subject to investment style risk, which is the chance that returns from the type of stocks it purchases (large-cap, mid-cap, etc.) will trail returns from other asset classes or the overall stock market. Each type of stock tends to go through cycles of doing better or worse than the stock market in general. Finally, individual stocks may lose value for a variety of reasons, even when the overall stock market has increased. **Risks: Market.**	✪
Foreign Securities. Securities issued by companies located outside the U.S. and/or traded primarily on a foreign exchange. **Risks: Market, Currency, Transaction, Liquidity, Information and Political.**	❑
Small Cap Stocks. Investing in small companies involves greater risk than with more established companies. Small Cap stock prices are more volatile and the companies often have limited product lines, markets, financial resources, and management experience. **Risks: Market, Liquidity and Information.**	✪
Investment grade bonds. Bonds rated BBB/Baa or higher or comparable unrated bonds. **Risks: Interest Rate, Market and Credit.**	❑ 35T
Below-investment grade bonds. Bonds rated below BBB/Baa or comparable unrated bonds, also known as high-yield bonds. They are subject to greater credit risk than investment grade bonds. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	❑ 35T
Unrated debt securities. Bonds that have not been rated by a recognized rating agency; the Advisor has determined the credit quality based on its own research. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	❑
Illiquid securities. Securities which cannot be readily sold because there is no active market. Risks: Liquidity, Market and Transaction.	15N
Unleveraged derivative securities	
Asset-backed securities. Securities are backed by unsecured debt, such as credit card debt. These securities are often guaranteed or over-collateralized to enhance their credit quality. **Risks: Credit, Interest Rate and Liquidity.**	❑

Mortgage-backed securities. Securities are backed by pools of mortgages, including passthrough certificates, and other senior classes of collateralized mortgage obligations (CMOs). **Risks: Credit, Extension, Prepayment, Liquidity and Interest Rate.**	☐
Participation interests. Securities representing an interest in another security or in bank loans. **Risks: Credit, Interest Rate and Liquidity.**	☐
Currency contracts. Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a specified price and future date. **Risks: Currency, Correlation, Liquidity and Opportunity.**	X
Leveraged derivative instruments	
Options on securities and indices. Contracts giving the holder the right but not the obligation to purchase or sell a security (or the cash value, in the case of an option on an index) at a specified price within a specified time. Any options written by the Portfolio must be covered. **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity, Credit and Opportunity.**	5T[2]
Futures contract. Agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a specific future date. **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity and Opportunity.**	☐ 5T

[1] CVS Social Small Cap Growth may invest only in American Depositary Receipts (ADRs), dollar-denominated receipts representing shares of a foreign issuer. ADRs are traded on U.S. exchanges. See the Statement of Additional Information ("SAI").
[2] Based on net premium payments.

The Portfolio has additional investment policies and restrictions (for example, repurchase agreements, real estate investment trusts, borrowing, pledging, and reverse repurchase agreements, securities lending, when-issued securities and short sales.) These policies and restrictions are discussed in the SAI.

Types of Investment Risk

Correlation risk
This occurs when a Portfolio "hedges"- uses one investment to offset the Portfolio's position in another. If the two investments do not behave in relation to one another the way portfolio managers expect them to, then unexpected or undesired results may occur. For example, a hedge may eliminate or reduce gains as well as offset losses.

Credit risk
The risk that the issuer of a security or the counterparty to an investment contract may default or become unable to pay its obligations when due.

Currency risk
Currency risk occurs when a Portfolio buys, sells or holds a security denominated in foreign currency. Foreign currencies "float" in value against the U.S. dollar. Adverse changes in foreign currency values can cause investment losses when a Portfolio's investments are converted to U.S. dollars.

Extension risk
The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

Information risk
The risk that information about a security or issuer or the market might not be available, complete, accurate or comparable.

Interest rate risk
The risk that changes in interest rates will adversely affect the value of an investor's securities. When interest rates rise, the value of fixed-income securities will generally fall. Conversely, a drop in interest rates will generally cause an increase in the value of fixed-income securities. Longer-term securities and zero coupon/"stripped" coupon securities ("strips") are subject to greater interest rate risk.

Leverage risk
The risk that occurs in some securities or techniques which tend to magnify the effect of small changes in an index or a market. This can result in a loss that exceeds the amount actually invested.

Liquidity risk
The risk that occurs when investments cannot be readily sold. A Portfolio may have to accept a less-than-desirable price to complete the sale of an illiquid security or may not be able to sell it at all.

Management risk
This risk means that a Portfolio's investment management practices might not work to achieve their desired result.

Market risk
The risk that securities prices in a market, a sector or an industry will fluctuate, and that such movements might reduce an investment's value.

Opportunity risk
The risk of missing out on an investment opportunity because the assets needed to take advantage of it are committed to less advantageous investments or strategies.

Political risk
The risk that may occur with foreign investments, and means that the value of an investment may be adversely affected by nationalization, taxation, war, government instability or other economic or political actions or factors.

Prepayment risk
The risk that unanticipated prepayments may occur, reducing the value of a mortgage-backed security. The Portfolio must then reinvest those assets at the current, market rate which may be lower.

Transaction risk
The risk that a Portfolio may be delayed or unable to settle a transaction or that commissions and settlement expenses may be higher than usual.

Investment Selection Process

The selection of an investment by a Portfolio does not constitute endorsement or validation by the Portfolio, nor does the exclusion of an investment necessarily reflect failure to satisfy the Portfolio's social criteria. Investors are invited to send a brief description of companies they believe might be suitable for investment.

Socially Responsible Investment Criteria

Once equity and debt securities are determined to fall within the investment objective of the Portfolio and are deemed financially viable investments, they are screened according to the social criteria described below. These social screens are applied to potential investment candidates by the Advisor in consultation with the Subadvisor. The following criteria may be changed by the Fund's Board of Directors without shareholder approval:

The Portfolio seeks to avoid investing in companies that:

1. in the Advisor's opinion, have significant or historical patterns of violating environmental regulations, or otherwise have an egregious environmental record. Additionally, the Portfolio seeks to avoid investing in nuclear power plant operators and owners, or manufacturers of key components in the nuclear power process.

2. are listed among the top 100 weapons systems contractors, or major nuclear weapons systems contractors.

3. in the Advisor's opinion, have significant or historical patterns of discrimination against employees on the basis of race, gender, religion, age, disability or sexual orientation, or in companies that have major labor-management disputes.

4. are significantly involved in the manufacture of tobacco or alcohol products. The Portfolio will not invest in companies that make products or offer services that, under proper use, in the Advisor's opinion, are considered harmful.

While the Portfolio may invest in companies that exhibit positive social characteristics, it makes no explicit claims to seek out companies with such practices.

The Fund and Its Management

The shares of the Fund currently are sold only to insurance companies (collectively, the "Insurance Companies") for allocation to their separate accounts (collectively, the "Variable Accounts") to fund the benefits under certain variable annuity and variable life insurance policies (collectively, the "Policies") issued by such companies. Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares (and any distributions on such shares) and the benefits provided under a policy.

Calvert Asset Management Company, Inc. ("Calvert") (4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814) is the Portfolio's investment advisor. Calvert provides the Fund with investment supervision and management and office space; furnishes executive and other personnel to the Fund, and pays the salaries and fees of all Trustees/Directors who are affiliated persons of the Advisor. It has been managing mutual funds since 1976. Calvert is the investment advisor for over 25 mutual fund portfolios, including the first and largest family of socially screened funds. As of December 31, 2000, Calvert had over $6.5 billion in assets under management.

Subadvisor and Portfolio Manager

Awad Asset Management, Inc. ("Awad") (250 Park Avenue, New York, New York 10177) a subsidiary of Raymond James & Associates, has managed CVS Social Small Cap Growth since 1997. The firm specializes in the management of small-capitalization growth stocks. They emphasize a growth-at-a-reasonable-price investment philosophy.

James Awad, President of Awad, founded the firm in 1992. He heads the portfolio management team for Social Small Cap Growth. Mr. Awad has more than 30 years experience in the investment business, holding positions with firms such as Neuberger & Berman and First Investors Corporation.

The Portfolio has obtained an exemptive order from the Securities and Exchange Commission to permit the Fund, pursuant to approval by the Board of Directors, to enter into and materially amend contracts with the Portfolio's Subadvisor without shareholder approval. See "Investment Advisor and Subadvisor" in the SAI for further details.

Advisory Fees

For fiscal year 2000, the Investment Advisor received from the Portfolio an advisory fee of 0.75% of the average daily net assets of the Portfolio.

Purchase, Exchange and Redemption of Shares

The Fund offers its shares, without sales charge, only for purchase by the Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Fund are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policy owners of any Insurance Company. The Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

The Insurance Companies redeem shares of the Portfolio to make benefit and surrender payments under the terms of Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New York Stock Exchange is open), and are effected at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, but in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the 1940 Act. The amount received upon redemption of the shares of the Fund may be more or less than the amount paid for the shares, depending upon the fluctuations in the market value of the assets owned by the Fund. The Fund redeems all full and fractional shares of the Portfolio for cash. The redemption price is the net asset value per share.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business. The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio. Securities held by the Portfolio are valued at their market value if market quotations are readily available. Otherwise, such securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board. All money market instruments are valued on an amortized cost basis.

Exchange requests will not be accepted on any day when Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veteran's Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

The Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of the Fund; or withdraw all or any part of the offering made by this prospectus. To protect the interests of investors, the Fund and the distributor may reject any order considered market-timing activity.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Dividends and Distributions

It is the Fund's intention to distribute substantially all of the net investment income, if any, of the Portfolio. For dividend purposes, net investment income of the Portfolio consists of all payments of dividends or interest received by such Portfolio less estimated expenses. All net realized capital gains, if any, of each Portfolio are declared and distributed periodically, no less frequently than annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

Taxes

As a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code, as amended, the Fund is not subject to federal income tax, nor to the federal excise tax imposed by the Tax Reform Act of 1986, to the extent that it distributes its net investment income and realized capital gains. Since the only shareholders of the Fund are the Insurance Companies, no discussion is included herein as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

Financial Highlights

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past five (5) years. The Portfolio's fiscal year end is December 31. Certain information reflects financial results for a single share, by Portfolio. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Portfolio (assuming reinvestment of all dividends and distributions), and does not reflect any charges or expenses deducted by the Insurance Companies. The information for 2000 has been audited by Arthur Andersen LLP whose report, along with a Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request. The information for prior years has been audited by other auditors.

SMALL CAP GROWTH PORTFOLIO
FINANCIAL HIGHLIGHTS

	Years Ended	
	December 31, 2000	December 31, 1999
Net asset value, beginning	**$13.27**	**$11.12**
Income from investment operations		
Net investment income (loss)	(.10)	(.05)
Net realized and unrealized gain (loss)	.94	2.20
Total from investment operations	.84	2.15
Distributions from		
Net investment income	—	**
Net realized gains	(.53)	—
Total distributions	(.53)	—
Total increase (decrease) in net asset value	.31	2.15
Net asset value, ending	**$13.58**	**$13.27**
Total return	6.29%	19.38%
Ratios to average net assets:		
Net investment income (loss)	(.86%)	(.51%)
Total expenses	1.61%	1.58%
Expenses before offsets	1.61%	1.58%
Net expenses	1.26%	1.15%
Portfolio turnover	106%	79%
Net assets, ending (in thousands)	**$7,204**	**$4,449**

	Years Ended		
	December 31, 1998	December 31, 1997	December 31, 1996
Net asset value, beginning	**$12.02**	**$14.65**	**$10.94**
Income from investment operations			
Net investment income (loss)	.02	(.12)	(.15)
Net realized and unrealized gain (loss)	(.77)	(1.32)	3.90
Total from investment operations	(.75)	(1.44)	3.75
Distributions from			
Net investment income	(.01)	—	—
Net realized gains	(.14)	(1.19)	(.04)
Total distributions	(.15)	(1.19)	(.04)
Total increase (decrease) in net asset value	(.90)	(2.63)	3.71
Net asset value, ending	**$11.12**	**$12.02**	**$14.65**
Total return	(6.23%)	(9.86%)	34.33%
Ratios to average net assets:			
Net investment income (loss)	.12%	(1.19%)	(1.60%)
Total expenses	1.33%	2.10%	2.47%
Expenses before offsets	1.33%	1.92%	2.27%
Net expenses	1.12%	1.61%	1.81%
Portfolio turnover	72%	292%	120%
Net assets, ending (in thousands)	**$3,626**	**$4,146**	**$3,031**

** *Distribution was less than .01 per share.*

SOCIAL MID CAP GROWTH PORTFOLIO

Calvert Social Mid Cap Growth Portfolio of Calvert Variable Series, Inc. (the "Fund") should not be confused with the Calvert World Values Capital Accumulation Fund. Performance of the two portfolios will differ.

CVS SOCIAL MID CAP GROWTH

Advisor:	Calvert Asset Management Company, Inc.
Subadvisor:	Brown Capital Management, Inc.

Objective

CVS Social Mid Cap Growth seeks to provide long-term capital appreciation by investing primarily in a nondiversified portfolio of the equity securities of mid-sized companies that are undervalued but demonstrate a potential for growth. This objective may be changed by the Portfolio's Board of Directors without shareholder approval.

Principal investment strategies

Investments are primarily in the common stocks of mid-size companies. Returns in the Portfolio will be mostly from the changes in the price of the Portfolio's holdings (capital appreciation.)

CVS Social Mid Cap Growth currently defines mid-cap companies as those within the range of market capitalizations of the S&P's Mid-Cap 400 Index. Most companies in the Index have a capitalization of $500 million to $10 billion. Stocks chosen for the Portfolio combine growth and value characteristics or offer the opportunity to buy growth at a reasonable price.

The Subadvisor favors companies which have an above market average prospective growth rate, but sell at below market average valuations. The Subadvisor evaluates each stock in terms of its growth potential, the return for risk free investments, and the risk and reward potential for the company to determine a reasonable price for the stock.

The Portfolio invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Portfolio, or the Portfolio could underperform for any of the following reasons:

- The stock market goes down.
- The individual stocks in the Portfolio do not perform as well as expected.
- The possibility of greater risk by investing in medium-sized companies rather than larger, more established companies.
- The Portfolio is non-diversified. Compared to other funds, the Portfolio may invest more of its assets in a smaller number of companies. Gains or losses on a single stock may have greater impact on the Portfolio.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Past Performance

The following bar chart and table show the Portfolio's annual returns and its long-term performance. The chart shows how the performance has varied from year to year and provides an indication of the risk of investing in the portfolio. The table compares the Portfolio's performance over time to that of the S&P Mid-Cap 400 Index. This is a widely recognized, unmanaged index of common stock prices. It also shows the Portfolio's returns compared to the Lipper Variable Annuity Mid Cap Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Portfolio. The Portfolio's past performance does not necessarily indicate how the Portfolio will perform in the future. The returns shown do not reflect fees and charges imposed under the variable annuity and life insurance contracts through which an investment may be made. If these fees and charges were included, they would reduce these returns.



CVS Social Mid Cap Growth
Year-by-Year Total Return
40%
30%
20%
10%
0%
(10%)
13.73%
7.56%
(9.97%)
39.60%
7.40%
23.61%
29.78%
6.97%
11.57%
1992
1993
1994
1995
1996
1997
1998
1999
2000

Best Quarter (of periods shown)	Q4 '98	25.32%
Worst Quarter (of periods shown)	Q3 '99	(14.71%)

Average Annual Total Returns (for the periods ended December 31, 2000)

	1 year	5 years	Since Inception*
CVS Social Mid Cap Growth	11.57%	15.50%	13.89%
S&P Midcap 400 Index	17.50%	20.41%	17.94%
Lipper VA Mid Cap Index	(4.67%)	16.96%	N/A

*The month end date of 7/31/91 is used for comparison purposes only. Actual Fund inception is 7/16/91.

Investment Practices and Risks

The most concise description of the Portfolio's principal investment strategies and associated risks is under the risk-return summary. The Portfolio is also permitted to invest in certain other investments and to use certain investment techniques that have higher risks associated with them. On the following pages are brief descriptions of the investments and techniques, summarized in the risk-return summary along with certain additional investment techniques and their risks.

For each of the investment practices listed, the table below shows the Portfolio's limitations as a percentage of its assets and the principal types of risk involved. (See the pages following the table for a description of the types of risks). Numbers in this table show maximum allowable amount only; for actual usage, consult the Portfolio's annual/semi-annual reports.

Key to Table

✪ Portfolio currently uses as a principal investment practice
❑ Permitted, but not typically used as a principal investment practice (% of assets allowable, if restricted)
✘ Not permitted
xN Allowed up to x% of Portfolio's net assets
xT Allowed up to x% of Portfolio's total assets
NA Not applicable to this type of fund

Investment Practice	
Temporary Defensive Positions. During adverse market, economic or political conditions, the Portfolio may depart from its principal investment strategies by increasing its investment in U.S. government securities and other short-term interest-bearing securities. During times of any temporary defensive positions, the Portfolio may not be able to achieve its investment objective Risks: Opportunity.	❑
Foreign Securities. Securities issued by companies located outside the U.S. and/or traded primarily on a foreign exchange. Risks: Market, Currency, Transaction, Liquidity, Information and Political.	25N
Conventional Securities	
Small Cap Stocks. Investing in small companies involves greater risk than with more established companies. Small Cap stock prices are more volatile and the companies often have limited product lines, markets, financial resources, and management experience. Risks: Market, Liquidity and Information.	❑
Stocks in General The Portfolio is subject to stock market risk. Stock prices overall may decline over short or even long periods. The Portfolio is also subject to investment style risk, which is the chance that returns from the type of stocks it purchases (large-cap, mid-cap, etc.) will trail returns from other asset classes or the overall stock market. Each type of stock tends to go through cycles of doing better or worse than the stock market in general. Finally, individual stocks may lose value for a variety of reasons, even when the overall stock market has increased. **Risks: Market.**	✪
Investment grade bonds. Bonds rated BBB/Baa or higher or comparable unrated bonds. **Risks: Interest Rate, Market and Credit.**	❑
Below-investment grade bonds. Bonds rated below BBB/Baa or comparable unrated bonds, also known as high-yield bonds. They are subject to greater credit risk than investment grade bonds. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	❑ 5N
Unrated debt securities. Bonds that have not been rated by a recognized rating agency; the Advisor has determined the credit quality based on its own research. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	❑
Illiquid securities. Securities which cannot be readily sold because there is no active market. **Risks: Liquidity, Market and Transaction.**	15N
Unleveraged derivative securities	
Asset-backed securities. Securities are backed by unsecured debt, such as credit card debt. These securities are often guaranteed or over-collateralized to enhance their credit quality. **Risks: Credit, Interest Rate and Liquidity.**	❑
Mortgage-backed securities. Securities are backed by pools of mortgages, including passthrough certificates, and other senior classes of collateralized mortgage obligations (CMOs). **Risks: Credit, Extension, Prepayment, Liquidity and Interest Rate.**	❑
Participation interests. Securities representing an interest in another security or in bank loans. **Risks: Credit, Interest Rate and Liquidity.**	❑
Currency contracts. Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a specified price and future date. **Risks: Currency, Leverage, Correlation, Liquidity and Opportunity.**	5T

Leveraged derivative instruments

Options on securities and indices. Contracts giving the holder the right but not the obligation to purchase or sell a security (or the cash value, in the case of an option on an index) at a specified price within a specified time. Any options written by the Portfolio must be covered. **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity, Credit and Opportunity.** 5T[1]

Futures contract. Agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a specific future date. **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity and Opportunity.** ☐ 5T

[1]Based on net premium payments.

The Portfolio has additional investment policies and restrictions (for example, repurchase agreements, real estate investment trusts, borrowing, pledging, and reverse repurchase agreements, securities lending, when-issued securities and short sales.) These policies and restrictions are discussed in the Statement of Additional Information ("SAI").

Types of Investment Risk

Correlation risk
This occurs when a Portfolio "hedges"- uses one investment to offset the Portfolio's position in another. If the two investments do not behave in relation to one another the way portfolio managers expect them to, then unexpected or undesired results may occur. For example, a hedge may eliminate or reduce gains as well as offset losses.

Credit risk
The risk that the issuer of a security or the counterparty to an investment contract may default or become unable to pay its obligations when due.

Currency risk
Currency risk occurs when a Portfolio buys, sells or holds a security denominated in foreign currency. Foreign currencies "float" in value against the U.S. dollar. Adverse changes in foreign currency values can cause investment losses when a Portfolio's investments are converted to U.S. dollars.

Extension risk
The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

Information risk
The risk that information about a security or issuer or the market might not be available, complete, accurate or comparable.

Interest rate risk
The risk that changes in interest rates will adversely affect the value of an investor's securities. When interest rates rise, the value of fixed-income securities will generally fall. Conversely, a drop in interest rates will generally cause an increase in the value of fixed-income securities. Longer-term securities and zero coupon/"stripped" coupon securities ("strips") are subject to greater interest rate risk.

Leverage risk
The risk that occurs in some securities or techniques which tend to magnify the effect of small changes in an index or a market. This can result in a loss that exceeds the amount actually invested.

Liquidity risk
The risk that occurs when investments cannot be readily sold. A Portfolio may have to accept a less-than-desirable price to complete the sale of an illiquid security or may not be able to sell it at all.

Management risk
The risk that a Portfolio's investment management practices might not work to achieve their desired result.

Market risk
The risk that that securities prices in a market, a sector or an industry will fluctuate, and that such movements might reduce an investment's value.

Opportunity risk
The risk of missing out on an investment opportunity because the assets needed to take advantage of it are committed to less advantageous investments or strategies.

Political risk
The risk that may occur with foreign investments, and means that the value of an investment may be adversely affected by nationalization, taxation, war, government instability or other economic or political actions or factors.

Prepayment risk
The risk that unanticipated prepayments may occur, reducing the value of a mortgage-backed security. The Portfolio must then reinvest those assets at the current, market rate which may be lower.

Transaction risk
The risk that a Portfolio may be delayed or unable to settle a transaction or that commissions and settlement expenses may be higher than usual.

Investment Selection Process

Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria. Although the Portfolio's social criteria tend to limit the availability of investment opportunities more than is customary with other investment companies, Calvert and the Subadvisor believe there are sufficient investment opportunities to permit full investment among issuers which satisfy the Portfolio's investment and social objectives.

The selection of an investment by a Portfolio does not constitute endorsement or validation by the Portfolio, nor does the exclusion of an investment necessarily reflect failure to satisfy the Portfolio's social criteria. Investors are invited to send a brief description of companies they believe might be suitable for investment.

Socially Responsible Investment Criteria

The following criteria may be changed by the Portfolio's Board of Directors without shareholder approval:

The Portfolio avoids investing in companies that:

1. in the Advisor's opinion, have significant or historical patterns of violating environmental regulations, or otherwise have an egregious environmental record. Additionally, the Portfolio seeks to avoid investing in nuclear power plant operators and owners, or manufacturers of key components in the nuclear power process.

2. are significantly engaged in weapons production. This includes weapons systems contractors and major nuclear weapons systems contractors.

3. in the Advisor's opinion, have significant or historical patterns of discrimination against employees on the basis of race, gender, religion, age, disability or sexual orientation, or that have major labor-management disputes.

4. are significantly involved in the manufacture of tobacco or alcohol products. The Portfolio seeks to avoid investing in companies that make products or offer services that, under proper use, in the Advisor's opinion, are considered harmful.

The Advisor will seek to review companies' overseas operations consistent with the social criteria stated above. While the Portfolio may invest in companies that exhibit positive social characteristics, it makes no explicit claims to seek out companies with such practices.

The Fund and Its Management

The shares of the Fund currently are sold only to insurance companies (collectively, the "Insurance Companies") for allocation to their separate accounts (collectively, the "Variable Accounts") to fund the benefits under certain variable annuity and variable life insurance policies (collectively, the "Policies") issued by such companies. Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares (and any distributions on such shares) and the benefits provided under a policy.

Calvert Asset Management Company, Inc. ("Calvert") (4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814) is the Portfolio's investment advisor. Calvert provides the Fund with investment supervision and management and office space; furnishes executive and other personnel to the Fund, and pays the salaries and fees of all Trustees/Directors who are affiliated persons of the Advisor. It has been managing mutual funds since 1976. Calvert is the investment advisor for over 25 mutual fund portfolios, including the first and largest family of socially screened funds. As of December 31, 2000, Calvert had over $6.5 billion in assets under management.

Subadvisor and Portfolio Manager

Brown Capital Management, Inc. (1201 North Calvert Street, Baltimore, Maryland 21202) has managed the Portfolio since 1996. It uses a bottom-up approach that incorporates growth-adjusted price earnings, concentrating on mid-/large-cap growth stocks.

Eddie C. Brown, founder and President of Brown Capital Management, Inc., heads the portfolio management team for Capital Accumulation and Brown Capital's portion of CSIF Balanced. He brings over 24 years of management experience to the Portfolio, and has held positions with T. Rowe Price Associates and Irwing Management Company. Mr. Brown has been a panelist on "Wall Street Week with Louis Rukeyser" and is a member of the Wall Street Week Hall of Fame.

The Portfolio has obtained an exemptive order from the Securities and Exchange Commission to permit the Fund, pursuant to approval by the Board of Directors, to enter into and materially amend contracts with the Portfolio's Subadvisor without shareholder approval. See "Investment Advisor and Subadvisor" in the SAI for further details.

Advisory Fees

For fiscal year 2000, the Advisor received from the Portfolio an advisory fee of 0.65% of the average daily net assets of the Portfolio.

Purchase, Exchange and Redemption of Shares

The Fund offers its shares, without sales charge, only for purchase by the Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Fund are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policy owners of any Insurance Company. The Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

The Insurance Companies redeem shares of the Portfolio to make benefit and surrender payments under the terms of Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New York Stock Exchange is open), and are effected at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, but in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the 1940 Act. The amount received upon redemption of the shares of the Fund may be more or less than the amount paid for the shares, depending upon the fluctuations in the market value of the assets owned by the Fund. The Fund redeems all full and fractional shares of the Portfolio for cash. The redemption price is the net asset value per share.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business. The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio.

Securities held by the Portfolio are valued at their market value if market quotations are readily available. Otherwise, such securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board. All money market instruments are valued on an amortized cost basis.

Exchange requests will not be accepted on any day when Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veteran's Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

The Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of the Fund; or withdraw all or any part of the offering made by this prospectus. To protect the interests of investors, the Fund and the distributor may reject any order considered market-timing activity.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Dividends and Distributions

It is the Fund's intention to distribute substantially all of the net investment income, if any, of the Portfolio. For dividend purposes, net investment income of the Portfolio consists of all payments of dividends or interest received by such Portfolio less estimated expenses All net realized capital gains, if any, of each Portfolio are declared and distributed periodically, no less frequently than annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

Taxes

As a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code, as amended, the Fund is not subject to federal income tax, nor to the federal excise tax imposed by the Tax Reform Act of 1986, to the extent that it distributes its net investment income and realized capital gains. Since the only shareholders of the Fund are the Insurance Companies, no discussion is included herein as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

Financial Highlights

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past five (5) years. The Portfolio's fiscal year end is December 31. Certain information reflects financial results for a single share, by Portfolio. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Portfolio (assuming reinvestment of all dividends and distributions), and does not reflect any charges or expenses deducted by the Insurance Companies. The information for 2000 has been audited by Arthur Andersen LLP whose report, along with a Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request. The information for prior years has been audited by other auditors.

MID CAP GROWTH PORTFOLIO FINANCIAL HIGHLIGHTS

	Years Ended	
	December 31, 2000	December 31, 1999
Net asset value, beginning	$30.03	$30.43
Income from investment operations		
Net investment income (loss)	(.15)	(.21)
Net realized and unrealized gain (loss)	3.69	2.32
Total from investment operations	3.54	2.11
Distributions from		
Net realized gains	(2.53)	(2.51)
Total distributions	(2.53)	(2.51)
Total increase (decrease) in net asset value	1.01	(.40)
Net asset value, ending	$31.04	$30.03
Total return	11.57%	6.97%
Ratios to average net assets:		
Net investment income (loss)	(.60%)	(.73%)
Total expenses	1.12%	1.11%
Expenses before offsets	1.12%	1.11%
Net expenses	1.02%	1.02%
Portfolio turnover	97%	101%
Net assets, ending (in thousands)	$64,027	$43,976

	Years Ended		
	December 31, 1998	December 31, 1997	December 31, 1996
Net asset value, beginning	$26.63	$24.05	$22.42
Income from investment operations			
Net investment income (loss)	(.14)	(.04)	(.12)
Net realized and unrealized gain (loss)	8.00	5.70	1.79
Total from investment operations	7.86	5.66	1.67
Distributions from			
Net realized gains	(4.06)	(3.08)	(.04)
Total distributions	(4.06)	(3.08)	(.04)
Total increase (decrease) in net asset value	3.80	2.58	1.63
Net asset value, ending	$30.43	$26.63	$24.05
Total return	29.88%	23.53%	7.44%
Ratios to average net assets:			
Net investment income (loss)	(.60%)	(.17%)	(.60%)
Total expenses	1.05%	1.04%	1.33%
Expenses before offsets	1.05%	1.04%	1.33%
Net expenses	1.00%	.96%	1.00%
Portfolio turnover	65%	96%	124%
Net assets, ending (in thousands)	$39,538	$26,117	$19,904

SOCIAL INTERNATIONAL EQUITY PORTFOLIO

Calvert Social International Equity Portfolio of Calvert Variable Series, Inc. (the "Fund") should not be confused with the Calvert World Values International Equity Fund. Performance of the two portfolios will differ.

CVS SOCIAL INTERNATIONAL EQUITY

Advisor: Calvert Asset Management Company, Inc.
Subadvisor: Murray Johnstone International, Ltd.

Objective

CVS Social International Equity seeks to provide a high total return consistent with reasonable risk by investing primarily in a diversified portfolio for equity securities.

Principal investment strategies

CVS Social International Equity invests primarily in the common stocks of mid- to large-cap companies using a value approach. The Portfolio identifies those countries with markets and economies that it believes currently provide the most favorable climate for investing. The Subadvisor selects countries based on a "20 questions" model which uses macro-and micro-economic inputs to rank the attractiveness of markets in various countries. Within each country, the Subadvisor uses valuation techniques that have been shown to best determine value within that market. In some countries, the valuation process may favor the comparison of price-to-cash-flow while in other countries, price-to-sales or price-to-book may be more useful in determining which stocks are undervalued.

The Portfolio invests primarily in more developed economies and markets. No more than 5% of Portfolio assets are invested in the U.S.

The Portfolio invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Portfolio, or the Portfolio could underperform for any of the following reasons:

- The stock markets go down (including those outside the U.S.).
- The individual stocks in the Portfolio do not perform as well as expected.
- Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject, the potential for foreign markets to be less liquid than U.S. markets, and the currency risk associated with securities that trade in currencies other than the U.S. dollar.

An investment in the Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Past Performance

The bar chart and table below show the Portfolio's annual returns and its long-term performance. The chart shows how the performance has varied from year to year and provides an indication of the risk of investing in the portfolio. The table compares the Portfolio's performance over time to that of the MSCI EAFE Index GD. This is a widely recognized, unmanaged index of common stock prices. It also shows the Portfolio's returns compared to the Lipper Variable Annuity International Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Portfolio. The Portfolio's past performance does not necessarily indicate how the Portfolio will perform in the future. The returns shown do not reflect fees and charges imposed under the variable annuity and life insurance contracts through which an investment may be made. If these fees and charges were included, they would reduce these returns.

CVS Social International Equity
Year-by-Year Total Return



40%
30%
20%
10%
0%
(10%)
(20%)
28.66%
(2.13%)
12.35%
14.99%
12.81%
18.53%
32.78%
(17.40%)
1993
1994
1995
1996
1997
1998
1999
2000

Best Quarter (of periods shown) Q4 '99 21.14%
Worst Quarter (of periods shown) Q3 '98 (13.95%)

Average Annual Total Returns (for the periods ended December 31, 2000)

	1 year	5 years	Since Inception*
CVS Social International Equity	(17.40%)	11.02%	10.38%
MSCI EAFE Index GD	(13.96%)	7.43%	9.96%
Lipper VA International Index	(15.83%)	8.55%	8.36%

*Fund inception 6/30/92.

Principal Investment Practices and Risks

The most concise description of the Portfolio's principal investment strategies and associated risks is under the risk-return summary. The Portfolio is also permitted to invest in certain other investments and to use certain investment techniques that have higher risks associated with them. On the following pages are brief descriptions of the investments and techniques, summarized in the risk-return summary along with certain additional investment techniques and their risks.

For each of the investment practices listed, the table below shows the Portfolio's limitations as a percentage of its assets and the principal types of risk involved. (See the pages following the table for a description of the types of risks). Numbers in this table show maximum allowable amount only; for actual usage, consult the Portfolio's annual/semi-annual reports.

Key to Table

- ✪ Portfolio currently uses as a principal investment practice
- ❑ Permitted, but not typically used as a principal investment practice (% of assets allowable, if restricted)
- ✗ Not permitted
- xN Allowed up to x% of Portfolio's net assets
- xT Allowed up to x% of Portfolio's total assets
- NA Not applicable to this type of fund

Investment Practices	
Active Trading Strategy/Turnover involves selling a security soon after purchase. An active trading strategy causes a fund to have higher portfolio turnover compared to other funds and higher transaction costs, such as commissions and custodian and settlement fees, and may increase a Portfolio's tax liability. **Risks: Opportunity, Market and Transaction.**	❑
Temporary Defensive Positions. During adverse market, economic or political conditions, the Portfolio may depart from its principal investment strategies by increasing its investment in U.S. government securities and other short-term interest-bearing securities. During times of any temporary defensive positions, the Portfolio may not be able to achieve its investment objective **Risks: Opportunity.**	❑
Conventional Securities	
Stocks in General The Portfolio is subject to stock market risk. Stock prices overall may decline over short or even long periods. The Portfolio is also subject to investment style risk, which is the chance that returns from the type of stocks it purchases (large-cap, mid-cap, etc.) will trail returns from other asset classes or the overall stock market. Each type of stock tends to go through cycles of doing better or worse than the stock market in general. Finally, individual stocks may lose value for a variety of reasons, even when the overall stock market has increased. **Risks: Market.**	✪
Foreign Securities. Securities issued by companies located outside the U.S. and/or traded primarily on a foreign exchange. **Risks: Market, Currency, Transaction, Liquidity, Information and Political.**	✪
Small Cap Stocks. Investing in small companies involves greater risk than with more established companies. Small Cap stock prices are more volatile and the companies often have limited product lines, markets, financial resources, and management experience. **Risks: Market, Liquidity and Information.**	❑
Investment grade bonds. Bonds rated BBB/Baa or higher or comparable unrated bonds. **Risks: Interest Rate, Market and Credit.**	❑ 35N
Below-investment grade bonds. Bonds rated below BBB/Baa or comparable unrated bonds, also known as high-yield bonds. They are subject to greater credit risk than investment grade bonds. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	5T
Unrated debt securities. Bonds that have not been rated by a recognized rating agency; the Advisor has determined the credit quality based on its own research. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	❑
Illiquid securities. Securities which cannot be readily sold because there is no active market. **Risks: Liquidity, Market and Transaction.**	15N
Unleveraged derivative securities	
Asset-backed securities. Securities are backed by unsecured debt, such as credit card debt. These securities are often guaranteed or over-collateralized to enhance their credit quality. **Risks: Credit, Interest Rate and Liquidity.**	❑
Mortgage-backed securities. Securities are backed by pools of mortgages, including passthrough certificates, and other senior classes of collateralized mortgage obligations (CMOs). **Risks: Credit, Extension, Prepayment, Liquidity and Interest Rate.**	❑
Participation interests. Securities representing an interest in another security or in bank loans. **Risks: Credit, Interest Rate and Liquidity.**	❑
Currency contracts. Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a specified price and future date. **Risks: Currency, Correlation, Liquidity and Opportunity.**	5T

Leveraged derivative instruments

Options on securities and indices. Contracts giving the holder the right but not the obligation to purchase or sell a security (or the cash value, in the case of an option on an index) at a specified price within a specified time. Any options written by the Portfolio must be covered. **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity, Credit and Opportunity.** 5T[1]

Futures contract. Agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a specific future date. **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity and Opportunity.** 5T

[1]Based on net premium payments.

The Portfolio has additional investment policies and restrictions (for example, repurchase agreements, real estate investment trusts, borrowing, pledging, and reverse repurchase agreements, securities lending, when-issued securities and short sales.) These policies and restrictions are discussed in the Statement of Additional Information ("SAI").

Types of Investment Risk

Correlation risk
This occurs when a Portfolio "hedges"- uses one investment to offset the Portfolio's position in another. If the two investments do not behave in relation to one another the way portfolio managers expect them to, then unexpected or undesired results may occur. For example, a hedge may eliminate or reduce gains as well as offset losses.

Credit risk
The risk that the issuer of a security or the counterparty to an investment contract may default or become unable to pay its obligations when due.

Currency risk
Currency risk occurs when a Portfolio buys, sells or holds a security denominated in foreign currency. Foreign currencies "float" in value against the U.S. dollar. Adverse changes in foreign currency values can cause investment losses when a Portfolio's investments are converted to U.S. dollars.

Extension risk
The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

Information risk
The risk that information about a security or issuer or the market might not be available, complete, accurate or comparable.

Interest rate risk
The risk that changes in interest rates will adversely affect the value of an investor's securities. When interest rates rise, the value of fixed-income securities will generally fall. Conversely, a drop in interest rates will generally cause an increase in the value of fixed-income securities. Longer-term securities and zero coupon/"stripped" coupon securities ("strips") are subject to greater interest rate risk.

Leverage risk
The risk that occurs in some securities or techniques which tend to magnify the effect of small changes in an index or a market. This can result in a loss that exceeds the amount actually invested.

Liquidity risk
The risk that occurs when investments cannot be readily sold. A Portfolio may have to accept a less-than-desirable price to complete the sale of an illiquid security or may not be able to sell it at all.

Management risk
The risk that a Portfolio's investment management practices might not work to achieve their desired result.

Market risk
The risk that securities prices in a market, a sector or an industry will fluctuate, and that such movements might reduce an investment's value.

Opportunity risk
The risk of missing out on an investment opportunity because the assets needed to take advantage of it are committed to less advantageous investments or strategies.

Political risk
The risk that may occur with foreign investments, and means that the value of an investment may be adversely affected by nationalization, taxation, war, government instability or other economic or political actions or factors.

Prepayment risk
The risk that unanticipated prepayments may occur, reducing the value of a mortgage-backed security. The Portfolio must then reinvest those assets at the current, market rate which may be lower.

Transaction risk
The risk that a Portfolio may be delayed or unable to settle a transaction or that commissions and settlement expenses may be higher than usual.

Investment Selection Process

Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria.

Although the Portfolio's social criteria tend to limit the availability of investment opportunities more than is customary with other investment companies, Calvert and the Subadvisor believe there are sufficient investment opportunities to permit full investment among issuers which satisfy the Portfolio's investment and social objectives.

The selection of an investment by a Portfolio does not constitute endorsement or validation by the Portfolio, nor does the exclusion of an investment necessarily reflect failure to satisfy the Portfolio's social criteria. Investors are invited to send a brief description of companies they believe might be suitable for investment.

Socially Responsible Investment Criteria

The Portfolio carefully reviews a company's policies and behavior in the following social issues: environment, nuclear energy, weapons systems, health care, human rights, and alcohol/tobacco. The Portfolio currently observes the following operating policies which may be changed by the Portfolio's Board of Directors without shareholder approval:

1. The Portfolio actively seeks to invest in companies that achieve excellence in both financial return and environmental soundness, selecting issuers that take positive steps toward preserving our environment and avoiding companies with poor environmental records.

2. The Portfolio seeks to avoid investing in issuers primarily engaged in the manufacture of weapons systems, the production of nuclear energy, or the manufacture of equipment to produce nuclear energy.

3. The Portfolio actively seeks to invest in companies whose products or services improve the quality of or access to health care, including public health and preventative medicine.

The Portfolio believes that there are long-term benefits inherent in an investment philosophy that demonstrates concern for the environment, human rights, economic priorities, and international relations. Those enterprises which exhibit a social awareness measured in terms of the above attributes and considerations should be better prepared to meet future societal needs for goods and services. By responding to social concerns, these enterprises should not only avoid the liability that may be incurred when a product or services is determined to have a negative social impact or has outlived its usefulness, but also be better positioned to develop opportunities to make a profitable contribution to society. These enterprises should be ready to respond to external demands and ensure that over the longer term they will be viable to provide a positive return to both investors and society as a whole.

The Fund and Its Management

The shares of the Fund currently are sold only to insurance companies (collectively, the "Insurance Companies") for allocation to their separate accounts (collectively, the "Variable Accounts") to fund the benefits under certain variable annuity and variable life insurance policies (collectively, the "Policies") issued by such companies. Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares (and any distributions on such shares) and the benefits provided under a policy.

Calvert Asset Management Company, Inc. ("Calvert") (4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814) is the Portfolio's investment advisor. Calvert provides the Fund with investment supervision and management and office space; furnishes executive and other personnel to the Fund, and pays the salaries and fees of all Trustees/Directors who are affiliated persons of the Advisor. It has been managing mutual funds since 1976. Calvert is the investment advisor for over 25 mutual fund portfolios, including the first and largest family of socially screened funds. As of December 31, 2000, Calvert had over $6.5 billion in assets under management.

Subadvisor and Portfolio Manager

Murray Johnstone International, Ltd. (875 North Michigan Ave., Suite 3415 Chicago, Illinois 60611) has managed CVS Social International Equity since its inception.

Andrew Preston heads the portfolio management team for the Portfolio. He joined Murray Johnstone International in 1985, and has held positions as investment analyst in the United Kingdom and U.S. Departments, and Fund Manager in the Japanese Department. He was appointed director of the company in 1993. Prior to joining Murray Johnstone, he was a member of the Australian Foreign Service and attended University in Australia and Japan.

The Portfolio has obtained an exemptive order from the Securities and Exchange Commission to permit the Fund, pursuant to approval by the Board of Directors, to enter into and materially amend contracts with the Portfolio's Subadvisor without shareholder approval. See "Investment Advisor and Subadvisor" in the SAI for further details.

Advisory Fees

For fiscal year 2000, the Advisor received from the Portfolio an advisory fee of 0.75% of the average daily net assets of the Portfolio.

Purchase, Exchange and Redemption of Shares

The Fund offers its shares, without sales charge, only for purchase by the Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Fund are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policy owners of any Insurance Company. The Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

The Insurance Companies redeem shares of the Portfolio to make benefit and surrender payments under the terms of Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New York Stock Exchange is open), and are effected at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, but in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the 1940 Act. The amount received upon redemption of the shares of the Fund may be more or less than the amount paid for the shares, depending upon the fluctuations in the market value of the assets owned by the Fund. The Fund redeems all full and fractional shares of the Portfolio for cash. The redemption price is the net asset value per share.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business. The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio.

Securities held by the Portfolio are valued at their market value if market quotations are readily available. Otherwise, such securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board. All money market instruments are valued on an amortized cost basis. The Portfolio holds securities that are primarily listed on foreign exchanges that trade on days when the NYSE is closed. The Portfolio does not price shares on days when the NYSE is closed, even if foreign markets may be open. As a result, the value of the Portfolio shares may change on days when you will not be able to buy or sell your shares.

Exchange requests will not be accepted on any day when Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veteran's Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

The Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of the Fund; or withdraw all or any part of the offering made by this prospectus. To protect the interests of investors, the Fund and the distributor may reject any order considered market-timing activity.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Dividends and Distributions

It is the Fund's intention to distribute substantially all of the net investment income, if any, of the Portfolio. For dividend purposes, net investment income of the Portfolio consists of all payments of dividends or interest received by such Portfolio less estimated expenses (including the investment advisory fee). All net realized capital gains, if any, of each Portfolio are declared and distributed periodically, no less frequently than annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

Taxes

As a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code, as amended, the Fund is not subject to federal income tax, nor to the federal excise tax imposed by the Tax Reform Act of 1986, to the extent that it distributes its net investment income and realized capital gains. Since the only shareholders of the Fund are the Insurance Companies, no discussion is included herein as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

Financial Highlights

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past five (5) years. The Portfolio's fiscal year end is December 31. Certain information reflects financial results for a single share, by Portfolio. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Portfolio (assuming reinvestment of all dividends and distributions), and does not reflect any charges or expenses deducted by the Insurance Companies. The information for 2000 has been audited by Arthur Andersen LLP whose report, along with a Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request. The information for prior years has been audited by other auditors.

INTERNATIONAL EQUITY PORTFOLIO FINANCIAL HIGHLIGHTS

	Years Ended	
	December 31, 2000	December 31, 1999
Net asset value, beginning	**$25.66**	**$20.81**
Income from investment operations		
Net investment income	.01	.01
Net realized and unrealized gain (loss)	(4.49)	6.80
Total from investment operations	(4.48)	6.81
Distributions from		
Net investment income	—	(.01)
Net realized gains	(1.81)	(1.95)
Total distributions	(1.81)	(1.96)
Total increase (decrease) in net asset value	(6.29)	4.85
Net asset value, ending	**$19.37**	**$25.66**
Total return	(17.40%)	32.78%
Ratios to average net assets:		
Net investment income	.06%	.06%
Total expenses	1.53%	1.62%
Expenses before offsets	1.53%	1.60%
Net expenses	1.36%	1.50%
Portfolio turnover	70%	59%
Net assets, ending (in thousands)	**$18,572**	**$22,013**

		Years Ended	
	December 31, 1998	December 31, 1997	December 31, 1996
Net asset value, beginning	**$19.10**	**$18.74**	**$17.15**
Income from investment operations			
Net investment income	.10	.19	.17
Net realized and unrealized gain (loss)	3.35	2.28	2.40
Total from investment operations	3.45	2.47	2.57
Distributions from			
Net investment income	(.07)	(.20)	(.14)
Net realized gains	(1.67)	(1.91)	(.84)
Total distributions	(1.74)	(2.11)	(.98)
Total increase (decrease) in net asset value	1.71	.36	1.59
Net asset value, ending	**$20.81**	**$19.10**	**$18.74**
Total return	18.09%	13.23%	14.99%
Ratios to average net assets:			
Net investment income	.49%	.85%	1.02%
Total expenses	1.80%	1.73%	1.82%
Expenses before offsets	1.65%	1.56%	1.59%
Net expenses	1.56%	1.17%	1.18%
Portfolio turnover	92%	35%	85%
Net assets, ending (in thousands)	**$17,109**	**$14,450**	**$14,027**

SOCIAL BALANCED PORTFOLIO

Calvert Social Balanced Portfolio of Calvert Variable Series, Inc. (the "Fund") should not be confused with the Calvert Social Investment Fund Balanced Portfolio. Performance of the two portfolios will differ.

CVS Social Balanced

Advisor:	Calvert Asset Management Company, Inc.
Subadvisor:	NCM Capital Management Group, Inc.

Objective

CVS Social Balanced seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria. This objective may be changed by the Portfolio's Board of Directors without shareholder approval.

Principal investment strategies

CVS Social Balanced typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stock investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds.

The Portfolio invests in a combination of stocks, bonds and money market instruments in an attempt to provide a complete investment portfolio in a single product. The Advisor rebalances the Portfolio quarterly to adjust for changes in market value. The Portfolio is a large-cap, growth-oriented U.S. domestic portfolio, although it may have other investments, including some foreign securities and some mid-cap stocks. For the equity portion, the Portfolio seeks companies with better than average expected growth rates at lower than average valuations. The fixed-income portion reflects an active trading strategy, seeking total return.

Equity investments are selected by the Subadvisor, while the Advisor manages the fixed-income assets and determines the overall mix for the Portfolio depending upon its view of market conditions and economic outlook.

The Portfolio invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Portfolio, or the Portfolio could underperform for any of the following reasons:

- The stock or bond market goes down.
- The individual stocks and bonds in the Portfolio do not perform as well as expected.
- For the fixed-income portion of the Portfolio, the Advisor's forecast as to interest rates is not correct.
- Investment in foreign securities involves additional risks relating to political, social and economic developments abroad. Other risks from these investments result from the differences between the regulations to which U.S. and foreign issuers and markets are subject, the potential for foreign markets to be less liquid than U.S. markets, and the currency risk associated with securities that trade in currencies other than the U.S. dollar.
- The Advisor's allocation among different sectors of the stock and bond markets do not perform as well as expected.
- The Portfolio is non-diversified. Compared to other funds, the Portfolio may invest more of its assets in a smaller number of companies. Gains or losses on a single stock or bond may have greater impact on the Portfolio.

Past Performance

The bar chart and table below show the Portfolio's annual returns and its long-term performance. The chart shows how the performance has varied from year to year and provides an indication of the risk of investing in the portfolio. The table compares the Portfolio's performance over time to that of the S&P 500 Index Monthly Reinvested and the Lehman Aggregate Bond Index, TR. These are widely recognized, unmanaged indexes of common stock and bond prices. It also shows the Portfolio's returns compared to the Lipper Variable Annuity Balanced Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Portfolio. The Portfolio's past performance does not necessarily indicate how the Portfolio will perform in the future. The returns shown do not reflect fees and charges imposed under the variable annuity and life insurance contracts through which an investment may be made. If these fees and charges were included, they would reduce these returns.


CVS Social Balanced
Year-by-Year Total Return
40%
30%
20%
10%
0%
(10%)
16.32%
7.61%
8.00%
(3.24%)
29.78%
12.62%
20.08%
16.27%
12.12%
(3.04%)
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000
Best Quarter (of periods shown) Q2 '97 12.64%
Worst Quarter (of periods shown) Q4 '00 (6.83%)

Average Annual Total Returns (for the periods ended December 31, 2000)

	1 year	5 years	10 years
CVS Social Balanced	(3.04%)	11.32%	11.24%
S&P 500 Index Monthly Reinvested	(9.10%)	18.33%	17.44%
Lehman Aggregate Bond Index, TR	11.63%	6.46%	7.96%
Lipper VA Balanced Index	2.75%	10.06%	N/A

Investment Practices and Risks

The most concise description of the Portfolio's principal investment strategies and associated risks is under the risk-return summary. The Portfolio is also permitted to invest in certain other investments and to use certain investment techniques that have higher risks associated with them. On the following pages are brief descriptions of the investments and techniques, summarized in the risk-return summary along with certain additional investment techniques and their risks.

For each of the investment practices listed, the table below shows the Portfolio's limitations as a percentage of its assets and the principal types of risk involved. (See the pages following the table for a description of the types of risks). Numbers in this table show maximum allowable amount only; for actual usage, consult the Portfolio's annual/semi-annual reports.

Key to Table

- ✪ Portfolio currently uses as a principal investment practice
- ❑ Permitted, but not typically used as a principal investment practice (% of assets allowable, if restricted)
- ✗ Not permitted
- xN Allowed up to x% of Portfolio's net assets
- xT Allowed up to x% of Portfolio's total assets
- NA Not applicable to this type of fund

Investment Practices

Active Trading Strategy/Turnover involves selling a security soon after purchase. An active trading strategy causes a fund to have higher portfolio turnover compared to other funds and higher transaction costs, such as commissions and custodian and settlement fees, and may increase a Portfolio's tax liability.
Risks: Opportunity, Market and Transaction. ✪

Temporary Defensive Positions.
During adverse market, economic or political conditions, the Portfolio may depart from its principal investment strategies by increasing its investment in U.S. government securities and other short-term interest-bearing securities. During times of any temporary defensive positions, the Portfolio may not be able to achieve its investment objective
Risks: Opportunity. ❑

Conventional Securities

Stocks in General
The Portfolio is subject to stock market risk. Stock prices overall may decline over short or even long periods. The Portfolio is also subject to investment style risk, which is the chance that returns from the type of stocks it purchases (large-cap, mid-cap, etc.) will trail returns from other asset classes or the overall stock market. Each type of stock tends to go through cycles of doing better or worse than the stock market in general. Finally, individual stocks may lose value for a variety of reasons, even when the overall stock market has increased. **Risks: Market.** ✪

Foreign Securities. Securities issued by companies located outside the U.S. and/or traded primarily on a foreign exchange. Risks: **Market, Currency, Transaction, Liquidity, Information and Political.** 10T

Small Cap Stocks. Investing in small companies involves greater risk than with more established companies. Small Cap stock prices are more volatile and the companies often have limited product lines, markets, financial resources, and management experience. Risks: **Market, Liquidity and Information.** ❑

Investment grade bonds. Bonds rated BBB/Baa or higher or comparable unrated bonds. Risks: **Interest Rate, Market and Credit.** ✪

Below-investment grade bonds. Bonds rated below BBB/Baa or comparable unrated bonds, also known as high-yield bonds. They are subject to greater credit risk than investment grade bonds. Risks: **Credit, Market, Interest Rate, Liquidity and Information.** 20T

Unrated debt securities. Bonds that have not been rated by a recognized rating agency; the Advisor has determined the credit quality based on its own research. Risks: **Credit, Market, Interest Rate, Liquidity and Information.** ✪

Illiquid securities. Securities which cannot be readily sold because there is no active market. Risks: **Liquidity, Market and Transaction.** 15T

Unleveraged derivative securities

Asset-backed securities. Securities are backed by unsecured debt, such as credit card debt. These securities are often guaranteed or over-collateralized to enhance their credit quality. Risks: **Credit, Interest Rate and Liquidity.** ✪

Mortgage-backed securities. Securities are backed by pools of mortgages, including passthrough certificates, and other senior classes of collateralized mortgage obligations (CMOs). Risks: **Credit, Extension, Prepayment, Liquidity and Interest Rate.** ❑

Participation interests. Securities representing an interest in another security or in bank loans. Risks: **Credit, Interest Rate and Liquidity.** ❑

Currency contracts. Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a specified price and future date. Risks: **Currency, Correlation, Liquidity and Opportunity.** ❑

Leveraged derivative instruments

Options on securities and indices. Contracts giving the holder the right but not the obligation to purchase or sell a security (or the cash value, in the case of an option on an index) at a specified price within a specified time. Any options written by the Portfolio must be covered. Risks: **Interest Rate, Currency, Market, Leverage, Correlation, Liquidity, Credit and Opportunity.** ❑ 5N[1]

Futures contract. Agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a specific future date. Risks: **Interest Rate, Currency, Market, Leverage, Correlation, Liquidity and Opportunity.** 5N

[1]Based on net premium payments.

The Portfolio has additional investment policies and restrictions (for example, repurchase agreements, borrowing, pledging, and reverse repurchase agreements, securities lending and when-issued securities and swap agreements.) These policies and restrictions are discussed in the SAI.

Types of Investment Risk

Correlation risk
This occurs when a Portfolio "hedges"- uses one investment to offset the Portfolio's position in another. If the two investments do not behave in relation to one another the way portfolio managers expect them to, then unexpected or undesired results may occur. For example, a hedge may eliminate or reduce gains as well as offset losses.

Credit risk
The risk that the issuer of a security or the counterparty to an investment contract may default or become unable to pay its obligations when due.

Currency risk
Currency risk occurs when a Portfolio buys, sells or holds a security denominated in foreign currency. Foreign currencies "float" in value against the US dollar. Adverse changes in foreign currency values can cause investment losses when a Fund's investments are converted to US dollars.

Extension risk
The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

Information risk
The risk that information about a security or issuer or the market might not be available, complete, accurate or comparable.

Interest rate risk
The risk that changes in interest rates will adversely affect the value of an investor's securities. When interest rates rise, the

value of fixed-income securities will generally fall. Conversely, a drop in interest rates will generally cause an increase in the value of fixed-income securities. Longer-term securities and zero coupon/"stripped" coupon securities ("strips") are subject to greater interest rate risk.

Leverage risk
The risk that occurs in some securities or techniques which tend to magnify the effect of small changes in an index or a market. This can result in a loss that exceeds the amount actually invested.

Liquidity risk
The risk that occurs when investments cannot be readily sold. A Portfolio may have to accept a less-than-desirable price to complete the sale of an illiquid security or may not be able to sell it at all.

Management risk
The risk that portfolio management practices might not work to achieve their desired result.

Market risk
The risk that securities prices in a market, a sector or an industry will fluctuate, and that such movements might reduce an investment's value.

Opportunity risk
The risk of missing out on an investment opportunity because the assets needed to take advantage of it are committed to less advantageous investments or strategies.

Political risk
The risk that may occur with foreign investments, and means that the value of an investment may be adversely affected by nationalization, taxation, war, government instability or other economic or political actions or factors, including risk of expropriation.

Prepayment risk
The risk that unanticipated prepayments may occur, reducing the value of a mortgage-backed security. The Portfolio must then reinvest those assets at the current, market rate which may be lower.

Transaction risk
The risk that a Portfolio may be delayed or unable to settle a transaction or that commissions and settlement expenses may be higher than usual.

Investment Selection Process

Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria. Although the Portfolio's social criteria tend to limit the availability of investment opportunities more than is customary with other investment companies, Calvert and the Subadvisor believe there are sufficient investment opportunities to permit full investment among issuers which satisfy the Portfolio's investment and social objectives.

Socially Responsible Investment Criteria

All investments for the Portfolio are selected with a concern for the social impact of each investment. The Portfolio has developed the following criteria for the selection of organizations in which the Portfolio invests. The Portfolio seeks to invest in a producer or service provider which:

1. Delivers safe products and services in ways that sustain our natural environment.

2. Is managed with participation throughout the organization in defining and achieving objectives.

3. Negotiates fairly with its workers, provides an environment supportive of their wellness, does not discriminate on the basis of race, gender, religion, age, disability, ethnic origin or sexual orientation, does not consistently violate regulations of the Equal Employment Opportunity Commission, and provides opportunities for women, people of color, disadvantaged minorities and others from whom equal opportunities have often been denied.

4. Fosters awareness of a commitment to human goals, such as creativity, productivity, self-respect, and responsibility, within the organization and the world, and continually recreates a context within which these goals can be realized.

The Portfolio seeks to avoid investing in an issuer primarily engaged in the production of nuclear energy or in the manufacture of equipment to produce nuclear energy, business activities in support of repressive regimes, or the manufacture of weapons systems.

Each investment is selected on the basis of its abilities to contribute to the dual objective of the Portfolio. All potential investments are first screened for financial soundness and then evaluated according to the Portfolio's social criteria. To the greatest extent possible, investments are made in companies exhibiting unusual, positive accomplishment with respect to one or more of the criteria. All companies must meet the Portfolio's minimum standards for all the criteria.

The selection of an organization for investment by the Portfolio does not constitute endorsement or validation by the Fund, nor does the exclusion of an organization necessarily reflect failure to satisfy the Portfolio's social criteria. Policyholders directing investment in the Portfolio are invited to send brief descriptions of companies they believe might be suitable for investment by the Portfolio.

The Fund and Its Management

The shares of the Fund currently are sold only to insurance companies (collectively, the "Insurance Companies") for allocation to their separate accounts (collectively, the "Variable Accounts") to fund the benefits under certain variable annuity and variable life insurance policies (collectively, the "Policies") issued by such companies. Accordingly, the interest of a policy owner in the shares is subject to the terms of the particular annuity or life insurance policy and is described in the attached prospectus for one of the Policies, which should be reviewed carefully by a person considering the purchase of a Policy. The rights of the Insurance Companies as shareholders should be distinguished from the rights of a policy owner which are described in the Policies. Policy owners should consider that the investment return experience of the Portfolio will affect the value of the policy and the amount of annuity payments or life insurance benefits received under a policy. See the attached prospectus(es) for the Policies for a description of the relationship between increases or decreases in the net asset value of Portfolio shares (and any distributions on such shares) and the benefits provided under a policy.

Calvert Asset Management Company, Inc. ("Calvert") (4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814) is the Portfolio's investment advisor. Calvert provides the Fund with investment supervision and management and office space; furnishes executive and other personnel to the Fund, and pays the salaries and fees of all Trustees/Directors who are affiliated persons of the Advisor. It has been managing mutual funds since 1976. Calvert is the investment advisor for over 25 mutual fund portfolios, including the first and largest family of socially screened funds. As of December 31, 2000, Calvert had over $6.5 billion in assets under management.

Calvert uses a team approach to its management of the Portfolio. Reno J. Martini, Senior Vice President and Chief Investment Officer, heads this team and oversees the investment strategy and management of all Calvert Funds for Calvert while Gregory Habeeb manages the day-to-day investments of the Portfolio's fixed-income investments. Mr. Habeeb has over 20 years of experience as an analyst, trader, and portfolio manager.

Subadvisor and Portfolio Manager

NCM Capital Management Group, Inc. (103 West Main Street, Durham, North Carolina 27701) has managed part of the equity investments of CVS Social Balanced since 1995. NCM is one of the largest minority-owned investment management firms in the country and provides products in equity fixed income and balanced portfolio management. It is also one of the industry leaders in the employment and training of minority and women investment professionals.

NCM's portfolio management team consists of several members, headed by Maceo K. Sloan. Mr. Sloan has more than 10 years of experience in the investment industry, and has appeared as a panelist on Wall Street Week with Louis Rukeyser.

The Portfolio has obtained an exemptive order from the Securities and Exchange Commission to permit the Fund, pursuant to approval by the Board of Directors, to enter into and materially amend contracts with the Portfolio's Subadvisor without shareholder approval. See "Investment Advisor and Subadvisor" in the SAI for further details.

Advisory Fees

For fiscal year 2000, the Advisor received from the Portfolio an advisory fee of 0.425% of the average daily net assets of the Portfolio.

Purchase, Exchange and Redemption of Shares

The Fund offers its shares, without sales charge, only for purchase by the Insurance Companies for allocation to their Variable Accounts. Shares are purchased by the Variable Accounts at the net asset value of the Portfolio next determined after the Insurance Company receives the premium payment. The Fund continuously offers its shares in the Portfolio at a price equal to the net asset value per share. Initial and subsequent payments allocated to the Fund are subject to the limits applicable in the Policies issued by the Insurance Companies.

It is conceivable that in the future it may be disadvantageous for both annuity Variable Accounts and life insurance Variable Accounts, or for Variable Accounts of different Insurance Companies, to invest simultaneously in the Fund, although currently neither the Insurance Companies nor the Fund foresee any such disadvantages to either variable annuity or variable life insurance policy owners of any Insurance Company. The Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

The Insurance Companies redeem shares of the Portfolio to make benefit and surrender payments under the terms of Policies. Redemptions are processed on any day on which the Fund is open for business (each day the New York Stock Exchange is open), and are effected at the Portfolio's net asset value next determined after the appropriate Insurance Company receives a surrender request in acceptable form.

Payment for redeemed shares will be made promptly, but in no event later than seven days. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Rules under the 1940 Act. The amount received upon redemption of the shares of the Fund may be more or less than the amount paid for the shares, depending upon the fluctuations in the market value of the assets owned by the Fund. The Fund redeems all full and fractional shares of the Portfolio for cash. The redemption price is the net asset value per share.

The net asset value of the shares of the Portfolio is determined once daily as of the close of business of the New York Stock Exchange, on days when the Exchange is open for business, or for any other day when there is a sufficient degree of trading in the investments of the Portfolio to affect materially its net asset value per share (except on days when no orders to purchase or redeem shares of the Portfolio have been received). The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities and expenses, and dividing by the number of outstanding shares of the Portfolio.

Securities held by the Portfolio are valued at their market value if market quotations are readily available. Otherwise, such securities are valued at fair value as determined in good faith by the Board of Directors, although the actual calculations may be made by persons acting pursuant to the direction of the Board. All money market instruments are valued on an amortized cost basis.

The Portfolio holds securities that are primarily listed on foreign exchanges that trade on days when the NYSE is closed. The Portfolio does not price shares on days when the NYSE is closed, even if foreign markets may be open. As a result, the value of the Portfolio shares may change on days when you will not be able to buy or sell your shares.

Exchange requests will not be accepted on any day when Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veteran's Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

The Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of the Fund; or withdraw all or any part of the offering made by this prospectus. To protect the interests of investors, the Fund and the distributor may reject any order considered market-timing activity.

The Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Dividends and Distributions

It is the Fund's intention to distribute substantially all of the net investment income, if any, of the Portfolio. For dividend purposes, net investment income of the Portfolio consists of all payments of dividends or interest received by such Portfolio less estimated expenses (including the investment advisory fee). All net realized capital gains, if any, of each Portfolio are declared and distributed periodically, no less frequently than annually. All dividends and distributions are reinvested in additional shares of the Portfolio at net asset value.

Taxes

As a "regulated investment company" under the provisions of Subchapter M of the Internal Revenue Code, as amended, the Fund is not subject to federal income tax, nor to the federal excise tax imposed by the Tax Reform Act of 1986, to the extent that it distributes its net investment income and realized capital gains. Since the only shareholders of the Fund are the Insurance Companies, no discussion is included herein as to the federal income tax consequences at the shareholder level. For information concerning the federal tax consequences to purchasers of the annuity or life insurance policies, see the prospectuses for the Policies.

Financial Highlights

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past five (5) years. The Portfolio's fiscal year end is December 31. Certain information reflects financial results for a single share, by Portfolio. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Portfolio (assuming reinvestment of all dividends and distributions), and does not reflect any charges or expenses deducted by the Insurance Companies. The information for 2000 has been audited by Arthur Andersen LLP whose report, along with a Portfolio's financial statements, are included in the Portfolio's annual report, which is available upon request. The information for prior years has been audited by other auditors.

BALANCED PORTFOLIO FINANCIAL HIGHLIGHTS

	Years Ended December 31, 2000	Years Ended December 31, 1999
Net asset value, beginning	**$2.168**	**$2.138**
Income from investment operations		
Net investment income	.060	.051
Net realized and unrealized gain (loss)	(.125)	.208
Total from investment operations	(.065)	.259
Distributions from		
Net investment income	(.036)	(.052)
Net realized gains	(.064)	(.177)
Total distributions	(.100)	(.229)
Total increase (decrease) in net asset value	(.165)	.030
Net asset value, ending	**$2.003**	**$2.168**
Total return	(3.04%)	12.12%
Ratios to average net assets:		
Net investment income	3.09%	2.35%
Total expenses	.88%	.89%
Expenses before offsets	.88%	.89%
Net expenses	.86%	.86%
Portfolio turnover	762%	619%
Net assets, ending (in thousands)	**$360,335**	**$349,313**

	Years Ended December 31, 1998	December 31, 1997	December 31, 1996
Net asset value, beginning	**$1.982**	**$1.774**	**$1.703**
Income from investment operations			
Net investment income	.052	.047	.040
Net realized and unrealized gain (loss)	.271	.309	.175
Total from investment operations	.323	.356	.215
Distributions from			
Net investment income	(0.52)	(.047)	(.042)
Net realized gains	(.115)	(.101)	(.102)
Total distributions	(.167)	(.148)	(.144)
Total increase (decrease) in net asset value	.156	.208	.071
Net asset value, ending	**$2.138**	**$1.982**	**$1.774**
Total return	16.33%	20.08%	12.62%
Ratios to average net assets:			
Net investment income	2.66%	2.66%	2.71%
Total expenses	.87%	.80%	.81%
Expenses before offsets	.87%	.80%	.81%
Net expenses	.85%	.77%	.78%
Portfolio turnover	539%	905%	99%
Net assets, ending (in thousands)	**$303,954**	**$227,834**	**$161,473**

For investors who want more information about the Portfolio, the following documents are available free upon request:

Annual/Semi-Annual Reports: Additional information about the Portfolio's investments is available in the Portfolio's Annual and Semi-Annual reports to shareholders. In the Portfolio's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Portfolio's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI for the Portfolio provides more detailed information about the Portfolio and is incorporated into this prospectus by reference.

You can get free copies of reports and the SAI, request other information and discuss your questions about the Portfolio by contacting your financial professional, or the Portfolio at:

Calvert Group, Ltd.
4550 Montgomery Ave., Suite 1000N
Bethesda, MD. 20814

Telephone: 1-800-368-2745

Calvert Group Web-Site:
www.calvert.com

You can review the Portfolio's reports and SAI at the Public Reference Room of the Securities and Exchange Commission. You can get text-only copies:

For a fee, by writing to or calling the Public Reference Room of the Commission, Washington, D.C. 20549-0102, Telephone: (202) 942-8090.

Free from the Commission's Internet website at
http://www.sec.gov.

Investment Company Act File No.: 811-3591

Prospectus



Socially Responsible Funds

Calvert Social Investment Fund (CSIF)
- Balanced Portfolio
- Equity Portfolio
- Technology Portfolio
- Enhanced Equity Portfolio
- Bond Portfolio
- Money Market Portfolio

Calvert Social Index Fund

Calvert Large Cap Growth Fund

Calvert Capital Accumulation Fund

Calvert World Values International Equity Fund

Calvert New Vision Small Cap Fund

January 31, 2001

Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

An Ameritas Acacia Company

PROSPECTUS
January 31, 2001


CSIF Balanced
Year-by-Year Total Return
(Class A return at NAV)
40%
30%
20%
10%
0%
(10%)
17.79%
7.46%
5.95%
(4.73%)
25.85%
9.03%
18.92%
17.49%
6.80%
(2.38%)
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000
Best Quarter (of periods shown) Q4 '98 12.42%
Worst Quarter (of periods shown) Q4 '00 (6.79%)

Average Annual Total Returns *(as of 12•31•00)*
(with maximum sales charge deducted)

	1 year	5 years	10 years
CSIF Balanced: Class A	(7.01%)	8.63%	9.30%
CSIF Balanced: Class B	(8.15%)	N/A	N/A
CSIF Balanced: Class C	(4.35%)	8.51%	N/A
S&P 500 Index Monthly Reinvested	(9.10%)	18.33%	17.44%
Lehman Aggregate Bond Index TR	11.63%	6.46%	7.96%
Lipper Balanced Fund Index	2.39%	11.80%	12.45%

CSIF EQUITY

Advisor	Calvert Asset Management Company, Inc.
Subadvisor	Atlanta Capital Management Company, L.L.C.

Objective

CSIF Equity seeks growth of capital through investment in stocks of issuers in industries believed to offer opportunities for potential capital appreciation and which meet the Fund's investment and social criteria.

Principal Investment Strategies

The Fund invests primarily in the common stocks of large-cap companies having, on average, market capitalization of at least $1 billion. Investment returns will be mostly from changes in the price of the Fund's holdings (capital appreciation).

The Subadvisor looks for growing companies with a history of steady earnings growth. Companies are selected based on the Subadvisor's opinion that the company has the ability to sustain growth through growing profitability and that the stock is favorably priced with respect to those growth expectations.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock market goes down
- The individual stocks in the Fund do not perform as well as expected

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

CSIF Equity Performance

The bar chart and table below show the Fund's annual returns and its long-term performance. The chart and table provide some indication of the risks of investing in the Fund. The chart shows how the performance of the Class A shares has varied from year to year. The table compares the Fund's performance over time to that of the Standard & Poor's 500 Index. This is a widely recognized, unmanaged index of common stock prices. It also shows the Fund's returns compared to the Lipper Multi-Cap Core Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Fund. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.

The return for each of the Fund's other Classes of shares offered by this prospectus will differ from the Class A returns shown in the bar chart, depending upon the expenses of that Class. The bar chart does not reflect any sales charge that you may be required to pay upon purchase or redemption of the Fund's shares. Any sales charge will reduce your return. The average total return table shows returns with the maximum sales charge deducted. No sales charge has been applied to the indices used for comparison in the table.


CSIF Equity
Year-by-Year Total Return
(Class A return at NAV)
30%
20%
10%
0%
(10%)
(20%)
21.93%
8.37%
2.13%
(12.06%)
20.29%
21.68%
19.33%
10.89%
23.17%
11.61%
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000

Best Quarter (of periods shown)	Q4 '98	26.98%
Worst Quarter (of periods shown)	Q3 '98	(17.56%)

Average Annual Total Returns (as of 12•31•00)
(with maximum sales charge deducted)

	1 year	5 years	10 years
CSIF Equity: Class A	6.31%	16.09%	11.65%
CSIF Equity: Class B	5.66%	N/A	N/A
CSIF Equity: Class C	9.73%	16.01%	N/A
S&P 500 Index Monthly Reinvested	(9.10%)	18.33%	17.44%
Lipper Multi-Cap Core Index	(3.34%)	16.08%	16.19%

CALVERT SOCIAL INDEX FUND

Advisor	Calvert Asset Management Company, Inc.
Subadvisor	World Asset Management, L.L.C.

Objective

Calvert Social Index Fund seeks to match the performance of the Calvert Social Index™, which measures the investment return of large- and mid-capitalization stocks.

Principal investment strategies

The Fund employs a passive management strategy designed to track, as closely as possible, the performance of the Calvert Social Index. The Fund uses a replication index method, investing in each stock in the Index in about the same proportion as represented in the Index itself.

Calvert Social Index

The Calvert Social Index measures the performance of those companies that meet the social investment criteria selected from the universe of approximately the 1,000 largest U.S. companies, based on total market capitalization, listed on the NYSE or NASDAQ-AMEX. As of December 31, 2000, there were 625 companies in the Index, though this number will change over time due to company mergers or changes due to our evaluation of an issuer's conduct relative to the Fund's social criteria. The Index is reconstituted once a year based on an updated list of the 1000 largest companies. The Index is also reviewed quarterly to adjust for social criteria, sector weightings against the 40% limitation on exposure to any one sector, share adjustments, etc.

The socially responsible criteria are described in the section "Socially Responsible Investment Criteria". Calvert continuously evaluates the performance of companies included in the Index to ensure compliance with these criteria.

PRINCIPAL RISKS

You could lose money on your investment in the Fund, or the Fund could underperform the stock market for any of the following reasons:

- The stock market or the Calvert Social Index goes down
- The individual stocks in the Fund or the Index do not perform as well as expected
- An index fund has operating expenses; a market index does not. The Fund - while expected to track its target index as closely as possible while satisfying its investment and social criteria - will not be able to match the performance of the index exactly

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

(No performance results are shown for the Fund since it has been in existence for less than one calendar year.)

CSIF ENHANCED EQUITY

(Note: formerly known as CSIF Managed Index)

Advisor Calvert Asset Management Company, Inc.

Subadvisor State Street Global Advisors

Objective

CSIF Enhanced Equity seeks a total return after expenses which exceeds over time the total return of the Russell 1000 Index. It seeks to obtain this objective while maintaining risk characteristics similar to those of the Russell 1000 Index and through investments in stocks that meet the Fund's investment and social criteria. This objective may be changed by the Fund's Board of Trustees/Directors without shareholder approval.

Principal Investment Strategies

The Fund invests in stocks that meet the social criteria and creates a portfolio whose characteristics closely resemble the characteristics of the Russell 1000 Index, while emphasizing the stocks which it believes offer the greatest potential of return.

CSIF Enhanced Equity follows an enhanced index management strategy. Instead of passively holding a representative basket of securities designed to match the Russell 1000 Index, the Subadvisor actively uses a proprietary analytical model to attempt to enhance the Fund's performance, relative to the Index. The Fund may purchase stocks not in the Russell 1000 Index, but at least 65% of the Fund's total assets will be invested in stocks that are in the Index. Any investments not in the Index will meet the Fund's social screening criteria and be selected to closely mirror the Index's risk/return characteristics. The Subadvisor rebalances the Fund quarterly to maintain its relative exposure to the Index.

The first step of the investment strategy is to identify those stocks in the Russell 1000 Index which meet the Fund's social screening criteria. From this list of stocks, the Subadvisor chooses stocks that closely mirror the Index in terms of various factors such as industry weightings, capitalization, and yield. Even though certain industries may be eliminated from the Fund by the screens, the factor model permits mathematical substitutes which the Subadvisor expects to mimic the return characteristics of the missing industries and stocks.

The final step in the process is to apply the Subadvisor's proprietary valuation method which attempts to identify the stocks which have the greatest potential for superior performance. Each security identified for potential investment is ranked according to two separate measures: value and momentum of market sentiment. These two measures combine to create a single composite score of each stock's attractiveness. The Fund is constructed from securities that meet its social criteria, weighted through a mathematical process that seeks to reduce risk vis-à-vis the Russell 1000 Index.

The Russell 1000 Index measures the performance of the 1,000 largest U.S. companies based on total market capitalization. The Index is adjusted, or reconstituted, annually. As of the latest reconstitution, the average market capitalization of the Russell 1000 was approximately $131 billion.

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform the stock market for any of the following reasons:

- The stock market or the Russell 1000 Index goes down
- The individual stocks in the Fund or the index modeling portfolio do not perform as well as expected
- An index fund has operating expenses; a market index does not. The Fund - while expected to track its target index as closely as possible while satisfying its own investment and social criteria - will not be able to match the performance of the index exactly

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund is not sponsored, sold, promoted or endorsed by the Frank Russell Company.

Tracking the Index

The Subadvisor expects the annual tracking error, relative to the return of the Index before deducting expenses, to be within certain limits established by the Advisor and Subadvisor. The Fund's ability to track the Index will be monitored by analyzing returns to ensure that the returns are reasonably consistent with Index returns. Any deviations of realized returns from the Index which are in excess of those expected will be analyzed for sources of variance.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

CSIF Enhanced Equity Performance

The bar chart and table below show the Fund's annual returns and its long-term performance. The chart and table provide some indication of the risks of investing in the Fund. The chart shows the performance of the Class A shares for each calendar year. The table compares the Fund's performance over time to that of the Russell 1000 Index, a widely recognized, unmanaged index of common stock prices. It also shows the Fund's returns compared to the Lipper Large-Cap Core Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Fund. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.

The return for the Fund's other classes of shares offered by this prospectus will differ from the Class A returns shown in the bar chart, depending upon the expenses of that Class. The bar chart does not reflect any sales charge that you may be required to pay upon purchase or redemption of the Fund's shares. Any sales charge will reduce your return. The average total return table shows returns with the maximum sales charge deducted. No sales charge has been applied to the indices used for comparison in the table.

CSIF Enhanced Equity
Year-by-Year Total Return
(Class A return at NAV)



30%
20%
10%
0%
(10%)
17.16%
(4.28%)
1999
2000

Best Quarter (of periods shown)	Q4 '99	14.59%
Worst Quarter (of periods shown)	Q4 '00	(7.36%)

Average Annual Total Returns (as of 12•31•00)
(with maximum sales charge deducted)

	1 year	5 years	10 years
CSIF Enhanced Equity: Class A[1]	(8.82%)	N/A	N/A
CSIF Enhanced Equity: Class B	(10.09%)	N/A	N/A
CSIF Enhanced Equity: Class C	(6.23%)	N/A	N/A
Russell 1000 Index	(7.79%)	N/A	N/A
Lipper Large-Cap Core Index	(7.37%)	N/A	N/A

[1]Since inception "A" (4/30/98) 6.15%; Russell 1000 8.29%; and Lipper Large-Cap Core Index 7.88%. The month end date of 4/30/98 is used for comparison purposes only; actual Fund inception is 4/15/98.

CALVERT LARGE CAP GROWTH

Advisor Calvert Asset Management Company, Inc.
Subadvisor Bridgeway Capital Management, Inc.

Investment Objective

Calvert Large Cap Growth Fund seeks to exceed the stock market total return (primarily through capital appreciation) at a level of total risk roughly equal to that of the stock market over longer periods of time (three years or more). The S&P 500 Index with dividends reinvested serves as a proxy for "stock market" in this objective.

Principal Investment Strategies

The Fund invests in a diversified portfolio of common stocks of companies which meet the Fund's investment and social criteria. While the Fund has the flexibility to invest in companies of all sizes, typically 80% to 95% of the Fund has been invested in large U.S. companies traded on the New York Stock Exchange, the American Stock Exchange and NASDAQ. The Fund invests in both value and growth companies. Value stocks are those priced cheaply relative to some financial measures of worth. Growth stocks have faster increasing sales and earnings.

A secondary portfolio strategy is the use of exchange-traded, "traditional" stock index options and futures. These investments help to keep the long-term average market risk of the Fund roughly equal to the market itself. At any one point in time however, the Fund's market exposure may be as high as 150% or as low as 50% of the market. The Advisor and Subadvisor believe that the use of these instruments is conservative; it does not try to leverage overall market risk in the long term.

Socially Responsible Investment Criteria

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform, most likely for any of the following reasons:

- The stock market goes down
- The individual stocks in the Fund do not perform as well as expected
- The use of stock index futures and options could add to, rather than decrease, risk

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Bar Chart and Performance Table*

The following bar chart and table show the Fund's annual returns and its long-term performance. The chart shows how the performance of the Fund's shares has varied from year to year. The table compares the Fund's performance over time to that of the Standard & Poor's 500 Index, a widely recognized, unmanaged index of common stock prices. It also compares the Fund's performance to the Lipper Large Cap Growth Index. Class A, B and C shares have an actual inception date of 10/31/00. However, Class I Shares (not offered in this prospectus) have an inception date of 8/5/94. In the chart and table below, performance results before 10/31/00 are for Class I. Because Class I had lower expenses, its performance was higher than Class A, B or C would have realized in the same period. Current expenses for Class A shares are capped at the same level as the Bridgeway Social Responsibility Portfolio incurred for the year ended 6/30/00. Performance for Class B and C Shares has been restated to show their current level of expenses. The Fund's past performance does not necessarily indicate how the Fund will perform in the future. The return for the Fund's classes of shares offered by this prospectus will differ from the returns shown in the bar chart, depending upon the expenses of that class and any applicable sales charge. The bar chart does not reflect any sales charge that you may be required to pay upon purchase or redemption of the Fund's shares. Any sales charge will reduce your return. The average total return table shows returns with the maximum sales charge deducted. No sales charge has been applied to the indices used for comparison in the table.

* Pursuant to an Agreement and Plan of Reorganization, the Social Responsibility Portfolio of Bridgeway Fund, Inc. was reorganized into the Class I Shares of the Calvert Large Cap Growth Fund, which commenced operations on 10/31/00. Thus the following performance results for the Calvert Large Cap Growth Fund for periods prior to that date reflect the performance of the Bridgeway Social Responsibility Portfolio.

Calvert Large Cap Growth
Year-by-Year Total Return
(Class A return at NAV)



60%
50%
40%
30%
20%
10%
0%
(10%)
(20%)
30.27%
16.21%
27.51%
37.79%
49.36%
(15.57%)
1995
1996
1997
1998
1999
2000

Best Quarter (of periods shown)	**Q4 '99**	**40.66%**
Worst Quarter (of periods shown)	**Q4 '00**	**(16.66%)**

Average Annual Total Returns (as of 12•31•00)
(with maximum sales charge deducted)

	1 year	**5 years**	**10 years[1]**
Calvert Large Cap Growth Fund Class A	(19.58%)	19.65%	N/A
Calvert Large Cap Growth Fund Class B	(20.69%)	19.41%	N/A
Calvert Large Cap Growth Fund Class C	(16.98%)	19.72%	N/A
Lipper Large Cap Growth Index	(19.68%)	17.85%	N/A
S&P 500 Index	(9.10%)	18.33%	N/A

[1]Since inception (8/31/94): Calvert Large Cap Growth Fund Class A 19.14%; Lipper Large Cap Growth Index 18.82%; and S&P 500 Index 19.63%. The month-end date of 8/31/94 is used for comparison purposes only; actual Fund inception is 8/5/94.

CALVERT CAPITAL ACCUMULATION

Advisor	Calvert Asset Management Company, Inc.
Subadvisor	Brown Capital Management, Inc.

Objective

Capital Accumulation seeks to provide long-term capital appreciation by investing primarily in mid-cap stocks that meet the Fund's investment and social criteria. This objective may be changed by the Fund's Board of Trustees/Directors without shareholder approval.

Principal Investment Strategies

Investments are primarily in the common stocks of mid-size companies. Returns in the Fund will be mostly from the changes in the price of the Fund's holdings (capital appreciation.)

The Fund currently defines mid-cap companies as those within the range of market capitalizations of the Standard & Poor's Mid-Cap 400 Index. Most companies in the Index have a capitalization of $500 million to $10 billion. Stocks chosen for the Fund combine growth and value characteristics or offer the opportunity to buy growth at a reasonable price.

The Subadvisor favors companies which have an above market average prospective growth rate, but sell at below market average valuations. The Subadvisor evaluates each stock in terms of its growth potential, the return for risk free investments and the risk and reward potential for the company to determine a reasonable price for the stock.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock market goes down
- The individual stocks in the Fund do not perform as well as expected
- The possibility of greater risk by investing in medium-sized companies rather than larger, more established companies.
- The Fund is non-diversified. Compared to other funds, the Fund may invest more of its assets in a smaller number of companies. Gains or losses on a single stock may have greater impact on the Fund.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Capital Accumulation Performance

The bar chart and table below show the Fund's annual returns and its long-term performance. The chart and table provide some indication of the risks of investing in the Fund. The chart shows how the performance of the Fund's Class A shares has varied from year to year. The table compares the Fund's performance over time to that of the Standard & Poor's Mid-Cap 400 Index. This is a widely recognized, unmanaged index of common stock prices. It also shows the Fund's returns compared to the Lipper Mid-Cap Growth Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Fund. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.

The return for the Fund's other classes of shares offered by this prospectus will differ from the Class A returns shown in the bar chart, depending upon the expenses of that Class. The bar chart does not reflect any sales charge that you may be required to pay upon purchase or redemption of the Fund's shares. Any sales charge will reduce your return. The average total return table shows returns with the maximum sales charge deducted. No sales charge has been applied to the indices used for comparison in the table.

Capital Accumulation

Year-by-Year Total Return (Class A return at NAV)


40%
30%
20%
10%
0%
(10%)
36.75%
9.37%
22.02%
29.35%
6.15%
10.15%
1995
1996
1997
1998
1999
2000

Best Quarter (of periods shown)	Q4 '98	25.03%
Worst Quarter (of periods shown)	Q3 '99	(14.82%)

Average Annual Total Returns (as of 12•31•00)
(with maximum sales charge deducted)

	1 year	5 years	10 years
Capital Accumulation: Class A*	4.90%	13.96%	N/A
Capital Accumulation: Class B	4.36%	N/A	N/A
Capital Accumulation: Class C	8.39%	14.01%	N/A
S&P Mid-Cap 400 Index	17.50%	20.41%	N/A
Lipper Mid-Cap Growth Index	(16.13%)	15.73%	N/A

* Since inception "A" (10/31/94) 17.39%; S&P Mid Cap 400 Index 20.72%; and Lipper Mid-Cap Growth Index 18.54%.

CALVERT WORLD VALUES INTERNATIONAL EQUITY

Advisor	Calvert Asset Management Company, Inc.
Subadvisor	Murray Johnstone International, Ltd.

Objective

CWVF International Equity seeks to provide a high total return consistent with reasonable risk by investing primarily in a diversified portfolio of stocks that meet the Fund's investment and social criteria.

Principal Investment Strategies

The Fund invests primarily in the common stocks of mid- to large-cap companies using a value approach. The Fund identifies those countries with markets and economies that it believes currently provide the most favorable climate for investing. The Subadvisor selects countries based on a "20 questions" model which uses macro- and micro-economic inputs to rank the attractiveness of markets in various countries. Within each country, the Subadvisor uses valuation techniques that have been shown to best determine value within that market. In some countries, the valuation process may favor the comparison of price-to-cash-flow while in other countries, price-to-sales or price-to-book may be more useful in determining which stocks are undervalued.

The Fund invests primarily in more developed economies and markets. No more than 5% of Fund assets are invested in the U.S. (excluding High Social Impact and Special Equities investments).

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock markets go down (including markets outside the U.S.)
- The individual stocks in the Fund do not perform as well as expected
- Foreign currency values go down versus the U.S. dollar

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

CWVF International Equity Performance

The bar chart and table below show the Fund's annual returns and its long-term performance. The chart and table provide some indication of the risks of investing in the Fund. The chart shows how the performance of the Class A shares has varied from year to year. The table compares the Fund's performance over time to that of the Morgan Stanley Capital International EAFE Index. This is a widely recognized, unmanaged index of common stock prices around the world. It also shows the Fund's returns compared to the Lipper International Fund Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Fund. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.

The return for the Fund's other Classes of shares offered by this prospectus will differ from the Class A returns shown in the bar chart, depending upon the expenses of that Class. The bar chart does not reflect any sales charge that you may be required to pay upon purchase or redemption of the Fund's shares. Any sales charge will reduce your return. The average total return table shows returns with the maximum sales charge deducted. No sales charge has been applied to the indices used for comparison in the table.


CWVF International Equity
Year-by-Year Total Return
(Class A return at NAV)
40%
30%
20%
10%
0%
(10%)
(20%)
(30%)
25.78%
(2.66%)
11.81%
12.02%
6.57%
16.10%
30.13%
(17.81%)
1993
1994
1995
1996
1997
1998
1999
2000
Best Quarter (of periods shown) Q4 '99 20.38%
Worst Quarter (of periods shown) Q3 '98 (14.82%)

Average Annual Total Returns (as of 12•31•00)
(with maximum sales charge deducted)

	1 year	5 years	10 years
CWVF International Equity: Class A[1]	(21.70%)	7.14%	N/A
CWVF International Equity: Class B	(22.78%)	N/A	N/A
CWVF International Equity: Class C	(19.38%)	7.10%	N/A
MSCI EAFE Index GD	(13.96%)	7.43%	N/A
Lipper International Fund Index	(14.72%)	10.20%	N/A

[1] Inception "A" (7/31/92) 7.83%; MSCI EAFE Index GD 10.40%; and Lipper International Fund Index 10.96%. The month end date of 7/31/92 is used for comparison purposes only, actual fund inception is 7/2/92.

CALVERT NEW VISION SMALL CAP

Advisor Calvert Asset Management Company, Inc.
Subadvisor Awad Asset Management, Inc.

Objective

New Vision Small Cap seeks to provide long-term capital appreciation by investing primarily in small-cap stocks that meet the Fund's investment and social criteria. This objective may be changed by the Fund's Board of Trustees/Directors without shareholder approval.

Principal Investment Strategies

At least 65% of the Fund's assets will be invested in the common stocks of small-cap companies. Returns in the Fund will be mostly from the changes in the price of the Fund's holdings (capital appreciation).

The Fund currently defines small-cap companies as those with market capitalization of $2 billion or less at the time the Fund initially invests.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock market goes down
- The individual stocks in the Fund do not perform as well as expected
- Prices of small-cap stocks may respond to market activity differently than larger more established companies

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

New Vision Small Cap Performance

The bar chart and table below show the Fund's annual returns and its long-term performance. The chart and table provide some indication of the risks of investing in the Fund. The chart shows how the performance of the Class A shares has varied from year to year. The table compares the Fund's performance over time to that of the Russell 2000 Index. This is a widely recognized, unmanaged index of common stock prices. It also shows the Fund's returns compared to the

Lipper Small-Cap Core Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Fund. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.

The return for the Fund's other Classes of shares offered by this prospectus will differ from the Class A returns shown in the bar chart, depending upon the expenses of that Class. The bar chart does not reflect any sales charge that you may be required to pay upon purchase or redemption of the Fund's shares. Any sales charge will reduce your return. The average total return table shows returns with the maximum sales charge deducted. No sales charge has been applied to the indices used for comparison in the table.

New Vision Small Cap
Year-by-Year Total Return
(Class A return at NAV)



30%
20%
10%
0%
(10%)
(20%)
23.03%
10.23%
(9.43%)
1998
1999
2000

Best Quarter (of periods shown)	**Q4 '99**	**23.57%**
Worst Quarter (of periods shown)	**Q3 '98**	**(21.82%)**

Average Annual Total Returns (as of 12•31•00)
(with maximum sales charge deducted)

	1 year	5 years	10 years
New Vision Small Cap: Class A'	5.00%	N/A	N/A
New Vision Small Cap: Class B	4.13%	N/A	N/A
New Vision Small Cap: Class C	8.38%	N/A	N/A
Russell 2000 Index TR	(3.02%)	N/A	N/A
Lipper Small-Cap Core Index	6.93%	N/A	N/A

From inception (1/31/97) 4.09%; Russell 2000 Index TR 8.47%; Lipper Small-Cap Core Index 10.54%.

CSIF TECHNOLOGY

Advisor	Calvert Asset Management Company, Inc.
Subadvisor	Turner Investment Partners, Inc.

Objective

CSIF Technology seeks growth of capital through investment in stocks in companies involved in the development, advancement, and use of technology.

Principal Investment Strategies

The Fund invests primarily in stocks of companies that develop new technologies and that may experience exceptional growth in sales and earnings driven by technology-related products and services. These companies may include companies that develop, produce or distribute products or services in the computer, semiconductors, electronics, communications, healthcare and biotechnology sectors.

The Fund will invest at least 65% of its assets in the stocks of U.S. and non-U.S. companies principally engaged in research, development, and manufacture of technology and in the stocks of companies that should benefit from the commercialization of technological advances. The Fund may also invest up to 10% in private equity (the investments are generally venture capital investments in small untried enterprises that are not traded on a public exchange) and short up to 10% of the net asset value.

The goal of the investment selection process is to identify candidates for investment that are growth companies with superior earnings prospects, reasonable valuations, and favorable trading volume and price patterns. The process is based on one philosophy: earnings expectations drive stock prices. The Fund invests in companies with strong earnings prospects that the advisor expects to produce gains over time. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. The Fund buys companies with strong earnings dynamics, and sells those with deteriorating earnings prospects. Security selection is the primary means of adding investment value. The Fund uses an active trading strategy which may cause the Fund to have a relatively high amount of short-term capital gains, which are taxable to you, the shareholder, at the ordinary income tax rate.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort.

Principal Risks

The Fund is designed for long-term investors who are willing to accept above-average risk and volatility in order to seek a higher rate of return over time. You could lose money on your investment in the Fund, or the Fund could underperform for any of the following reasons:

- The stock market goes down.
- The technology sector involves special risks, such as the faster rate of change and obsolescence of technological advances, and has been among the most volatile sectors of the stock market. The Fund's share price is likely to be more volatile than other funds that do not concentrate in one market sector.
- The individual stocks in the Fund do not perform as well as expected.
- The Fund is subject to the risk that its principal market segment, technology stocks, may underperform compared to other market segments or to the equity markets as a whole.
- The Fund is non-diversified. Compared to other funds, the Fund may invest more of its assets in a smaller number of companies. Gains or losses on a single stock may have a positive or negative impact on the Fund.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

(No performance results are shown for the Fund since it has been in existence for less than one calendar year.)

CSIF BOND

Advisor Calvert Asset Management Company, Inc.

Objective

CSIF Bond seeks to provide as high a level of current income as is consistent with prudent investment risk and preservation of capital through investment in bonds and other straight debt securities meeting the Fund's investment and social criteria.

Principal Investment Strategies

The Fund uses an active strategy, seeking relative value to earn incremental income. The Fund typically invests at least 65% of its assets in investment grade debt securities rated A or above.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social impact. See "Investment Selection Process."

Principal Risks

You could lose money on your investment in the Fund, or the Fund could underperform, for any of the following reasons:

- The bond market goes down
- The individual bonds in the Fund do not perform as well as expected
- The Advisor's forecast as to interest rates is not correct
- The Advisor's allocation among different sectors of the bond market does not perform as well as expected
- The Fund is non-diversified. Compared to other funds, the Fund may invest more of its assets in a smaller number of companies. Gains or losses on a single bond may have greater impact on the Fund.

The Fund's active trading strategy may cause the Fund to have a relatively high amount of short term capital gains, which are taxable to you at the ordinary income tax rate.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

CSIF Bond Performance

The bar chart and table below show the Fund's annual returns and its long-term performance. The chart and table provide some indication of the risks of investing in the Fund. The chart shows how the performance of the Class A shares has varied from year to year. The table compares the Fund's performance over time to that of the Lehman Aggregate Bond Index. This is a widely recognized, unmanaged index of bond prices. It also shows the Fund's returns compared to the Lipper A Rated Bond Fund Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Fund. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.

The return for the Fund's other Classes of shares offered by this prospectus will differ from the Class A returns shown in the bar chart, depending upon the expenses of that Class. The bar chart does not reflect any sales charge that you may be required to pay upon purchase or redemption of the Fund's shares. Any sales charge will reduce your return. The average total return table shows returns with the maximum sales charge deducted. No sales charge has been applied to the indices used for comparison in the table.


CSIF Bond
Year-by-Year Total Return
(Class A return at NAV)
30%
20%
10%
0%
(10%)
15.75%
6.72%
11.64%
(5.34%)
17.39%
2.92%
9.87%
6.13%
0.68%
5.95%
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000

Best Quarter (of periods shown)	Q3 '91	5.99%
Worst Quarter (of periods shown)	Q1 '94	(3.57%)

Average Annual Total Returns (as of 12•31•00)
(with maximum sales charge deducted)

	1 year	5 years	10 years
CSIF Bond: Class A	1.97%	4.27%	6.56%
CSIF Bond: Class B	0.86%	N/A	N/A
CSIF Bond: Class C	3.63%	N/A	N/A
Lehman Aggregate Bond Index TR	11.63%	6.46%	7.96%
Lipper A Rated Bond Fund Index	10.31%	5.49%	7.72%

CSIF MONEY MARKET

Advisor Calvert Asset Management Company, Inc.

Objective

CSIF Money Market seeks to provide the highest level of current income, consistent with liquidity, safety and security of capital, through investment in money market instruments meeting the Fund's investment and social criteria.

Principal Investment Strategies

The Fund invests in high quality, money market instruments, such as commercial paper, variable rate demand notes, corporate, agency and taxable municipal obligations. All investments must comply with the SEC money market fund requirements.

The Fund invests with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and societal impact. See "Investment Selection Process."

Principal Risks

The Fund's yield will change in response to market interest rates. In general, as market rates go up so will the Fund's yield, and vice versa. Although the Fund tries to keep the value of its shares constant at $1.00 per share, extreme changes in market rates, and or sudden credit deterioration of a holding could cause the value to decrease. The Fund limits the amount it invests in any one issuer to try to lessen its exposure.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

CSIF Money Market Performance

The bar chart and table below show the Fund's annual returns and its long-term performance. The chart and table provide some indication of the risks of investing in the Fund. The chart shows how the performance has varied from year to year. The table compares the Fund's returns over time to the Lipper Money Market Fund Index, a composite index of the annual return of mutual funds that have an investment goal similar to that of the Fund. The Fund's past performance does not necessarily indicate how the Fund will perform in the future.

CSIF Money Market
Year-by-Year Total Return



10%
5%
0%
5.67%
3.27%
2.54%
3.64%
5.25%
4.83%
4.95%
4.93%
4.62%
5.81%
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000

Best Quarter (of periods shown)	**Q1 '91**	**1.63%**
Worst Quarter (of periods shown)	**Q2 '93**	**0.59%**

Average Annual Total Returns (as of 12•31•00)

	1 year	5 years	10 years
CSIF Money Market	5.81%	5.03%	4.54%
Lipper Money Market Fund Index	5.94%	5.18%	4.71%

For current yield information, call 800-368-2745, or visit Calvert's website at www.calvert.com.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of a Fund. Shareholder fees are paid directly from your account; annual Fund operating expenses are deducted from Fund assets.

Shareholder Fees (fees paid directly from your account)

CSIF Balanced, Equity, Enhanced Equity, & Technology; Large Cap Growth, Capital Accumulation, CWVF Int'l Equity, and New Vision Small Cap	Class A	Class B	Class C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.75%	None	None
Maximum deferred sales charge (load) (as a percentage of purchase or redemption proceeds, whichever is lower)	None[2]	5%[5]	1%[7]
Account maintenance fee (applies only to Enhanced Equity for regular accounts under $5,000; IRA accounts under $1,000 and Large Cap Growth for all accounts under $1,000)	$15/year	$15/year	$15/year

Calvert Social Index Fund	Class A	Class B	Class C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.75%	None	None
Maximum deferred sales charge (load) (as a percentage of purchase or redemption proceeds, whichever is lower)	None[2]	5%[3]	1%[7]
Redemption Fee[8]	$10	$10	$10
Account maintenance fee (for regular accounts under $5,000; IRA accounts under $1,000)	$15/year	$15/year	$15/year

Shareholder Fees (fees paid directly from your account) (cont'd)

CSIF Bond	Class A	Class B	Class C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.75%	None	None
Maximum deferred sales charge (load) (as a percentage of purchase or redemption proceeds, whichever is lower)	None[2]	4%	1%[7]

CSIF Money Market	(Class O)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charge (load) (as a percentage of purchase or redemption proceeds, whichever is lower)	None
Account maintenance fee (for accounts under $1,000)	$3/mo.

Annual Fund Operating Expenses[1] (deducted from fund assets)

CSIF Balanced	Class A	Class B	Class C
Management fees	0.70%	0.70%	0.70%
Distribution and service (12b-1) fees	0.24%	1.00%	1.00%
Other expenses	0.25%	0.50%	0.49%
Total annual fund operating expenses	1.19%	2.20%	2.19%

Annual Fund Operating Expenses[1] (deducted from fund assets)

CSIF Equity	Class A	Class B	Class C
Management fees	0.70%	0.70%	0.70%
Distribution and service (12b-1) fees	0.23%	1.00%	1.00%
Other expenses	0.33%	0.50%	0.45%
Total annual fund operating expenses	1.26%	2.20%	2.15%

Calvert Social Index Fund[9]	Class A	Class B	Class C
Management fees	0.45%	0.45%	0.45%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%
Other expenses	0.39%	0.39%	0.39%
Total annual fund operating expenses	1.09%	1.84%	1.84%
Fee waiver and/or expense reimbursement[4]	(0.34%)	(0.09%)	(0.09%)
Net expenses[4]	0.75%	1.75%	1.75%

CSIF Enhanced Equity	Class A	Class B	Class C
Management fees	0.75%	0.75%	0.75%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%
Other expenses	0.52%	0.66%	0.60%
Total annual fund operating expenses	1.52%	2.41%	2.35%
Fee waiver and/or expense reimbursement[4]	(0.27%)	—	—
Net expenses[4]	1.25%	—	—

Calvert Large Cap Growth[9]	Class A	Class B	Class C
Management fees	1.15%	1.15%	1.15%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%
Other expenses	0.68%	1.22%	1.08%
Total annual fund operating expenses	2.08%	3.37%	3.23%
Fee waiver and/or expense reimbursement[4]	(0.33%)	(0.62%)	(0.48%)
Net expenses[4]	1.75%	2.75%	2.75%

Annual Fund Operating Expenses[1] (deducted from fund assets)

Calvert Capital Accumulation	Class A	Class B	Class C
Management fees	0.90%	0.90%	0.90%
Distribution and service (12b-1) fees	0.35%	1.00%	1.00%
Other expenses	0.42%	0.59%	0.57%
Total annual fund operating expenses	1.67%	2.49%	2.47%

CWVF International Equity	Class A	Class B	Class C
Management fees	1.10%	1.10%	1.10%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%
Other expenses	0.46%	0.94%	0.65%
Total annual fund operating expenses	1.81%	3.04%	2.75%

Calvert New Vision Small Cap	Class A	Class B	Class C
Management fees	1.00%	1.00%	1.00%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%
Other expenses	0.54%	0.97%	0.68%
Total annual fund operating expenses	1.79%	2.97%	2.68%

CSIF Technology[9]	Class A	Class B	Class C
Management fees	1.50%	1.50%	1.50%
Distribution and service (12b-1) fees	0.25%	1.00%	1.00%
Other expenses	0.67%	0.96%	0.96%
Total annual fund operating expenses	2.45%	3.46%	3.46%
Fee waiver and/or expense reimbursement[3]	(0.32%)	(0.36%)	(0.36%)
Net expenses[3]	2.10%	3.10%	3.10%

Annual Fund Operating Expenses[1] (deducted from fund assets)

CSIF Bond[9]	Class A	Class B	Class C
Management fees	0.65%	0.65%	0.65%
Distribution and service (12b-1) fees	0.20%	1.00%	1.00%
Other expenses	0.39%	0.65%	0.84%
Total annual fund operating expenses	1.24%	2.30%	2.49%

CSIF Money Market	Class O
Management fees	0.50%
Distribution and service (12b-1) fees	—
Other expenses	0.34%
Total annual fund operating expenses	0.84%

Explanation of Fees and Expenses Table

1 Expenses are based on expenses for the Fund's most recent fiscal year, unless otherwise indicated. Management fees include the Subadvisory fees paid by the Advisor ("Calvert"), or in the case of Large Cap Growth Fund, the Fund, to the Subadvisors, and the administrative fee paid by the Fund to Calvert Administrative Services Company, an affiliate of Calvert. The subadvisory fees for the Large Cap Growth Fund are subject to a performance adjustment, which could cause the fee to be as high as 0.70% or as low as 0.20%, depending on the Fund's performance relative to the S&P 500 Index.

2 Purchases of Class A shares for accounts with $1 million or more are not subject to front-end sales charges, but may be subject to a 1% contingent deferred sales charge on shares redeemed within 1 year of purchase. (See "How to Buy Shares" – Class A).

3 Calvert has agreed to limit annual fund operating expenses (net of any expense offset arrangements) through the following dates: November 1, 2001 for Calvert Large Cap Growth Fund (Class A, B and C) and January 31, 2002 for CSIF Enhanced Equity Portfolio (Class A), CSIF Technology Portfolio (Class A, B and C), and Calvert Social Index Fund (Class A, B and C). This is the maximum amount of operating expenses that can be charged to these Funds for these periods. For the purposes of this expense limit, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, taxes and capital items. The Fund has an expense offset arrangement with the custodian bank whereby the custodian and transfer agent fees may be paid indirectly by credits on the Fund's uninvested cash balances. These credits are used to reduce the Fund's expenses.

4 The contractual expense caps are as follows: for Calvert Social Index Fund, 0.75% for Class A, 1.75% for Class B, and 1.75% for Class C; for Calvert Large Cap Growth, 1.50% for Class A, 2.50% for Class B, and 2.50% for Class C; for CSIF Enhanced Equity, 1.25% for Class A, and for CSIF Technology, 2.10% for Class A, 3.10% for Class B, and 3.10% for Class C.

5 A contingent deferred sales charge is imposed on the proceeds of Class B shares redeemed within 6 years, subject to certain exceptions. The charge is a percentage of net asset value at the time of purchase or redemption, whichever is less, and declines from 5% in the first year that shares are held, to 4% in the second and third year, 3% in the fourth year, 2% in the fifth year, and 1% in the sixth year. There is no charge on redemptions of Class B shares held for more than six years. See "Calculation of Contingent Deferred Sales Charge."

6 A contingent deferred sales charge is imposed on the proceeds of Class B shares of CSIF Bond redeemed within 4 years, subject to certain exceptions. The charge is a percentage of net asset value at the time of purchase or redemption, whichever is less, and declines from 4% in the first year that shares are held, to 3% in the second, 2% in the third year, and 1% in the fourth year. There is no charge on redemptions of Class B shares held for more than four years. See "Calculation of Contingent Deferred Sales Charge."

7 A contingent deferred sales charge of 1% is imposed on the proceeds of Class C shares redeemed within one year. The charge is a percentage of net asset value at the time of purchase or redemption, whichever is less. See "Calculation of Contingent Deferred Sales Charge."

8 The redemption fee (not charged on omnibus accounts) is deducted from your redemption proceeds. It is payable to the Fund. This fee is to ensure that the portfolio trading costs are borne by investors making the transactions and not by shareholders already in the Fund. The fee will not exceed 2% of the redemption amount.

9 Expenses for Calvert Social Index Fund, Calvert Large Cap Growth and CSIF Technology are based on estimates for the Fund's current fiscal year; expenses for CSIF Bond are restated for the upcoming fiscal year.

Example

This example is intended to help you compare the cost of investing in a Fund with the cost of investing in other mutual funds. The example assumes that:

- You invest $10,000 in the Fund for the time periods indicated;
- Your investment has a 5% return each year; and
- The Fund's operating expenses remain the same.

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Number of Years Investment is Held	Class A' (with redemption)	Class A (no redemption)	Class B (with redemption)	Class B (no redemption)	Class C (with redemption)	Class C (no redemption)
CSIF Balanced						
1	$591	$591	$723	$223	$322	$222
3	835	835	1,088	688	685	685
5	1,098	1,098	1,380	1,180	1,175	1,175
10	1,850	1,850	2,278	2,278	2,524	2,524
CSIF Equity						
1	597	597	723	223	318	218
3	856	856	1,088	688	673	673
5	1,134	1,134	1,380	1,180	1,154	1,154
10	1,925	1,925	2,296	2,296	2,483	2,483
Calvert Social Index						
1	558	548	688	178	288	178
3	783	773	980	570	580	570
CSIF Enhanced Equity						
1	596	596	744	244	338	238
3	907	907	1,151	751	733	733
5	1,240	1,240	1,485	1,285	1,255	1,255
10	2,180	2,180	2,526	2,526	2,686	2,686
Calvert Large Cap Growth						
1	644	644	778	278	378	278
3	1,066	1,066	1,379	979	950	950

Capital Accumulation	Class A (with redemption)	Class A (no redemption)	Class B (with redemption)	Class B (no redemption)	Class C (with redemption)	Class C (no redemption)
1	$637	$637	$752	$252	$350	$250
3	976	976	1,176	776	770	770
5	1,339	1,339	1,526	1,326	1,316	1,316
10	2,357	2,357	2,624	2,624	2,806	2,806
CWVF International Equity						
1	650	650	807	307	378	278
3	1,017	1,017	1,339	939	853	853
5	1,408	1,408	1,796	1,596	1,454	1,454
10	2,501	2,501	3,068	3,068	3,080	3,080
Calvert New Vision Small Cap						
1	648	648	800	300	371	271
3	1,012	1,012	1,318	918	832	832
5	1,399	1,399	1,762	1,562	1,420	1,420
10	2,480	2,480	3,012	3,012	3,012	3,012
CSIF Technology						
1	678	678	813	313	413	313
3	1,165	1,165	1,429	1,029	1,029	1,029
CSIF Bond						
1	497	497	633	233	352	252
3	754	754	918	718	776	776
5	1,030	1,030	1,230	1,230	1,326	1,326
10	1,819	1,819	2,124	2,124	2,826	2,826

CSIF Money Market (Class O)	
1	$86
3	268
5	466
10	1,037

INVESTMENT PRACTICES AND RISKS

The most concise description of each Fund's principal investment strategies and associated risks is under the earlier summary for each Fund. The Funds are also permitted to invest in certain other investments and to use certain investment techniques that have higher risks associated with them. On the following pages are brief descriptions of the investments and techniques summarized earlier along with certain additional investment techniques and their risks.

For each of the investment practices listed, the following table shows each Fund's limitations as a percentage of its assets and the principal types of risk involved. (See the pages following the table for a description of the types of risks). Numbers in this table show maximum allowable amount only; for actual usage, consult the Fund's annual/semi-annual reports.

Key to Table

✪	Fund currently uses as a principal investment practice
❑	Permitted, but not typically used as a principal investment practice (% of assets allowable, if restricted)
✘	Not permitted
xN	Allowed up to x% of Fund's net assets
xT	Allowed up to x% of Fund's total assets
NA	Not applicable to this type of fund

Investment Practices	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Technology	CSIF Bond	CSIF Money Market
Active Trading Strategy/Turnover involves selling a security soon after purchase. An active trading strategy causes a fund to have higher portfolio turnover compared to other funds and higher transaction costs, such as commissions and custodian and settlement fees, and may increase your tax liability. **Risks: Opportunity, Market and Transaction.**	✪	❑	❑	❑	❑	❑	❑	❑	✪	✪	NA
Temporary Defensive Positions. During adverse market, economic or political conditions, the Fund may depart from its principal investment strategies by increasing its investment in short-term interest-bearing securities. During times of any temporary defensive position, a Fund may not be able to achieve its investment objective. **Risks: Opportunity.**	❑	❑	❑	❑	❑	❑	❑	❑	❑	❑	NA

Conventional Securities											
Stocks in General The Fund is subject to stock market risk. Stock prices overall may decline over short or even long periods. The Fund is also subject to investment style risk, which is the chance that returns from the type of stocks it purchases (large-cap, mid-cap, etc.) will trail returns from other asset classes or the overall stock market. Each type of stock tends to go through cycles of doing better or worse than the stock market in general. Finally, individual stocks may lose value for a variety of reasons, even when the overall stock market has increased. **Risks: Market.**	✪	✪	✪	✪	✪	✪	✪	✪	✪	NA	NA
Foreign Securities. Securities issued by companies located outside the U.S. and/or traded primarily on a foreign exchange. **Risks: Market, Currency, Transaction, Liquidity, Information and Political.**	25N	25N	5T[1]	✗	❑ 10N	25N	✪	15T[2]	❑	25N	NA

1 Calvert Social Index Fund may invest in foreign securities to the extent necessary to carry out its investment strategy of holding all of the stocks that comprise the Index. The Index (and hence the Fund) may include securities issued by companies located outside the US but only if they are traded primarily on the NYSE or AMEX/NASDAQ.

2 New Vision may invest only in American Depository Receipts (ADRs) — dollar-denominated receipts representing shares of a foreign issuer. ADRs are traded on US exchanges. See the SAI.

Conventional Securities	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Technology	CSIF Bond	CSIF Money Market
Small cap stocks. Investing in small companies involves greater risk than with more established companies. Small cap stock prices are more volatile and the companies often have limited product lines,markets, financial resources, and management experience. **Risks: Market, Liquidity and Information.**	❑	❑	❑	NA	❑	❑	❑	✪	✪	NA	NA
Investment grade bonds. Bonds rated BBB/Baa or higher or comparable unrated bonds. **Risks: Interest Rate, Market and Credit.**	✪	❑	NA	NA	❑	❑	❑ (35N)	❑ (35N)	❑	✪	NA
Below-investment grade bonds. Bonds rated below BBB/Baa or comparable unrated bonds are considered junk bonds. They are subject to greater credit risk than investment grade bonds. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	20N[3]	20N[3]	NA	NA	20N	10N[3]	5N[3]	5N[3]	❑	35N[3]	NA
Unrated debt securities. Bonds that have not been rated by a recognized rating agency; the Advisor has determined the credit quality based on its own research. **Risks: Credit, Market, Interest Rate, Liquidity and Information.**	✪	❑	❑	NA	❑	❑	❑	❑	❑	✪	✪[4]

Illiquid securities. Securities which cannot be readily sold because there is no active market. **Risks: Liquidity, Market and Transaction.**	15N	15N	15N	15N	15N	15N	15N	15N	15N	15N	10N
Initial Public Offerings ("IPOs"). (Equities) IPOs are newly issued securities that may have volatile prices due to speculation and the lack of any established long term price history. Accordingly, IPOs and other volatile investments may magnify the performance impact when the Fund assets are small or when the Fund contains a significant amount of such investments. Currently, there is no limit on the amount of IPOs that may be purchased by the Fund provided such purchases are within the Fund's stated objectives and guidelines. Fund performance driven by IPO purchases may not continue if assets grow or IPO Fund trading changes. **Risks: Market.**	❑	❑	NA	NA	❑	❑	❑	❑	✪	NA	✗
Unleveraged Derivative Securities											
Asset-backed securities. Securities are backed by unsecured debt, such as credit card debt. These securities are often guaranteed or over-collateralized to enhance their credit quality. **Risks: Credit, Interest Rate and Liquidity.**	✪	❑	NA	NA	❑	❑	❑	❑	❑	✪	✪[4]

3 Excludes any high social impact investments.
4 Must be money-market eligible under SEC Rule 2a-7.

Unleveraged Derivative Securities (cont'd)	CSIF Balanced	CSIF Equity	Calvert Social Index Fund	CSIF Enhanced Equity	Large Cap Growth	Capital Accumulation	CWVF International Equity	Calvert New Vision Small Cap	CSIF Technology	CSIF Bond	CSIF Money Market
Mortgage-backed securities. Securities are backed by pools of mortgages, including passthrough certificates, and other senior classes of collateralized mortgage obligations (CMOs). **Risks: Credit, Extension, Prepayment, Liquidity and Interest Rate.**	✪	❑	NA	NA	❑	❑	❑	❑	❑	✪	❑[4]
Participation interests. Securities representing an interest in another security or in bank loans. **Risks: Credit, Interest Rate and Liquidity.**	❑	❑	NA	NA	❑	❑	❑	❑	❑	❑	❑[4]
Leveraged Derivative Instruments											
Currency contracts. Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a specified price and future date. **Risks: Currency, Leverage, Correlation, Liquidity and Opportunity.**	❑	❑	NA	NA	❑	5T	5T	✗	5T	❑	NA

Options on securities and indices. Contracts giving the holder the right but not the obligation to purchase or sell a security (or the cash value, in the case of an option on an index) at a specified price within a specified time. In the case of selling (writing) options, the Fund will write call options only if it already owns the security (if it is "covered"). **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity, Credit and Opportunity.**	5T[5]	5T[5]	NA	5T[5]	5T[5]	5T[5]	5T[5]	5T[5]	5T[5]	5T[5]	NA
Futures contract. Agreement to buy or sell a specific amount of a commodity or financial instrument at a particular price on a specific future date. **Risks: Interest Rate, Currency, Market, Leverage, Correlation, Liquidity and Opportunity.**	❑ 5N	❑ 5N	5N	❑ 5N	5N	❑ 5N	❑ 5N	❑ 5N	5N	❑ 5N	NA
Structured securities. Indexed and/or leveraged mortgage-backed and other debt securities, including principal-only and interest-only securities, leveraged floating rate securities, and others. These securities tend to be highly sensitive to interest rate movements and their performance may not correlate to these movements in a conventional fashion. **Risks:Credit, Interest Rate, Extension, Prepayment, Market, Leverage, Liquidity nd Correlation.**	❑	NA	NA	NA	NA	❑	NA	NA	❑	❑	NA

4 Must be money-market eligible under SEC Rule 2a-7.

5 Based on net premium payments.

The Funds have additional investment policies and restrictions (for example, repurchase agreements, borrowing, pledging, and reverse repurchase agreements, securities lending, when-issued securities, swap agreements and short sales.) These policies and restrictions are discussed in the Statement of Additional Information ("SAI").

Types of Investment Risk

Correlation risk

This occurs when a Fund "hedges"- uses one investment to offset the Fund's position in another. If the two investments do not behave in relation to one another the way Fund managers expect them to, then unexpected or undesired results may occur. For example, a hedge may eliminate or reduce gains as well as offset losses.

Credit risk

The risk that the issuer of a security or the counterparty to an investment contract may default or become unable to pay its obligations when due.

Currency risk

Currency risk occurs when a Fund buys, sells or holds a security denominated in foreign currency. Foreign currencies "float" in value against the U.S. dollar. Adverse changes in foreign currency values can cause investment losses when a Fund's investments are converted to U.S. dollars.

Extension risk

The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

Information risk

The risk that information about a security or issuer or the market might not be available, complete, accurate or comparable.

Interest rate risk

The risk that changes in interest rates will adversely affect the value of an investor's securities. When interest rates rise, the value of fixed-income securities will generally fall. Conversely, a drop in interest rates will generally cause an increase in the value of fixed-income securities. Longer-term securities and zero coupon/"stripped" coupon securities ("strips") are subject to greater interest rate risk.

Leverage risk

The risk that occurs in some securities or techniques which tend to magnify the effect of small changes in an index or a market. This can result in a loss that exceeds the amount actually invested.

Liquidity risk

The risk that occurs when investments cannot be readily sold. A Fund may have to accept a less-than-desirable price to complete the sale of an illiquid security or may not be able to sell it at all.

Management risk

The risk that a Fund's portfolio management practices might not work to achieve their desired result.

Market risk

The risk that securities prices in a market, a sector or an industry will fluctuate, and that such movements might reduce an investment's value.

Opportunity risk

The risk of missing out on an investment opportunity because the assets needed to take advantage of it are committed to less advantageous investments or strategies.

Political risk

The risk that may occur with foreign investments, and means that the value of an investment may be adversely affected by nationalization, taxation, war, government instability or other economic or political actions or factors.

Prepayment risk

The risk that unanticipated prepayments may occur, reducing the value of a mortgage-backed security. The Fund must then reinvest those assets at the current, market rate which may be lower.

Transaction risk

The risk that a Fund may be delayed or unable to settle a transaction or that commissions and settlement expenses may be higher than usual.

What is Indexing?

An index is an unmanaged group of securities whose overall performance is used as a standard to measure investment performance. An index (or "passively managed") fund tries to match, as closely as possible, the performance of an established target index.

Index funds are not actively managed by investment advisors who buy and sell securities based on research and analysis in an attempt to outperform a particular benchmark or the market as a whole. Rather, index funds simply attempt to mirror what the target index does, for better or for worse. The socially responsible criteria used by the Calvert Social Index may result in economic sector weightings that are significantly different from those of the overall market.

To track its target index as closely as possible, the Fund attempts to remain fully invested in stocks. To help stay fully invested, and to reduce transaction costs, the Fund may invest, to a limited extent in stock futures contracts, or other registered investment companies. The Fund may purchase U.S. Treasury securities in connection with its hedging activities.

The Fund uses a replication method of indexing. If assets should ever decline to below $20 million, it may use the sampling method.

Although index funds, by their nature tend to be tax-efficient investment vehicles, the Fund generally is managed without regard to tax ramifications.

INVESTMENT SELECTION PROCESS

Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria.

Potential investments for a Fund are first selected for financial soundness and then evaluated according to that Fund's social criteria. To the greatest extent possible, the Funds seek to invest in companies that exhibit positive accomplishments with respect to one or more of the social criteria. Investments for all Funds must meet the minimum standards for all its financial and social criteria.

Although each Fund's social criteria tend to limit the availability of investment opportunities more than is customary with other investment companies, Calvert and the Subadvisors of the Funds believe there are sufficient investment opportunities to permit full investment among issuers which satisfy each Fund's investment and social objectives.

The selection of an investment by a Fund does not constitute endorsement or validation by that Fund, nor does the exclusion of an investment necessarily reflect failure to satisfy the Fund's social criteria. Investors are invited to send a brief description of companies they believe might be suitable for investment.

Socially Responsible Investment Criteria

The Funds invest in accordance with the philosophy that long-term rewards to investors will come from those organizations whose products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort. In addition, we believe that there are long-term benefits in an investment philosophy that demonstrates concern for the environment, labor relations, human rights and community relations. Those enterprises that exhibit a social awareness in these issues should be better prepared to meet future societal needs. By responding to social concerns, these enterprises should not only avoid the liability that may be incurred when a product or service is determined to have a negative social impact or has outlived its usefulness, but also be better positioned to develop opportunities to make a profitable contribution to society. These enterprises should be ready to respond to external demands and ensure that over the longer term they will be viable to seek to provide a positive return to both investors and society as a whole.

Each Fund has developed social investment criteria, detailed below. These criteria represent standards of behavior which few, if any, organizations totally satisfy. As a matter of practice, evaluation of a particular organization in the context of these criteria will involve subjective judgment by Calvert and the Subadvisors. All social criteria may be changed by the Board of Trustees/Directors without shareholder approval.

CSIF Portfolios, Calvert Capital Accumulation, Calvert Social Index Fund and Calvert Large Cap Growth:

These Funds seek to invest in companies that:

- Deliver safe products and services in ways that sustain our natural environment. For example, The Funds look for companies that produce energy from renewable resources, while avoiding consistent polluters.

- Manage with participation throughout the organization in defining and achieving objectives. For example, The Funds look for companies that offer employee stock ownership or profit-sharing plans.

- Negotiate fairly with their workers, provide an environment supportive of their wellness, do not discriminate on the basis of race, gender, religion, age, disability, ethnic origin, or sexual orientation, do not consistently violate regulations of the EEOC, and provide opportunities for women, people of color, disadvantaged minorities, and others for whom equal opportunities have often been denied. For example, the Funds consider both unionized and non-union firms with good labor relations.

- Foster awareness of a commitment to human goals, such as creativity, productivity, self-respect and responsibility, within the organization and the world, and continually recreate a context within which these goals can be realized. For example, the Funds look for companies with an above average commitment to community affairs and charitable giving.

These Funds seek to avoid investing in companies that Calvert determines to be significantly engaged in:

- Business activities in support of repressive regimes
- Production, or the manufacture of equipment, to produce nuclear energy
- Manufacture of weapon systems
- Manufacture of alcoholic beverages or tobacco products
- Operation of gambling casinos
- A pattern and practice of violating the rights of indigenous people. We urge companies to end negative stereotypes of Native Americans and other indigenous peoples. For example, the Funds object to the unauthorized use of names and images that portray Native Americans in a negative light, and support the promotion of positive portrayals of all individuals and ethnic groups.

With respect to U.S. government securities, CSIF invests primarily in debt obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government whose purposes further, or are compatible with, the Fund's social criteria, such as obligations of the Student Loan Marketing Association, rather than general obligations of the U.S. Government, such as Treasury securities.

Calvert World Values International Equity Fund:
The spirit of Calvert World Values International Equity Fund's social criteria is similar to CSIF, but the application of the social analysis is significantly different. International investing brings unique challenges in terms of corporate disclosure, regulatory structures, environmental standards, and differing national and cultural priorities. Due to these factors, the CWVF social investment standards are less stringent than those of CSIF.

CWVF International Equity seeks to invest in companies that:

- Achieve excellence in environmental management. We select investments that take positive steps toward preserving and enhancing our natural environment through their operations and products. We seek to avoid companies with poor environmental records.

- Have positive labor practices. We consider the International Labor Organization's basic conventions on worker rights as a guideline for our labor criteria. We seek to invest in companies that hire and promote women and ethnic minorities; respect the right to form unions; comply, at a minimum, with domestic hour and wage laws; and provide good health and safety standards. We seek to avoid companies that demonstrate a pattern of engaging in forced, compulsory, or child labor.

CWVF International Equity seeks to avoid investing in companies that:

- Contribute to human rights abuses in other countries.[1]
- Produce nuclear power or nuclear weapons, or have more than 10% of revenues derived from the production or sale of weapons systems.
- Derive more than 10% of revenues from the production of alcohol or tobacco products, but actively seeks to invest in companies whose products or services improve the quality of or access to health care, including public health and preventative medicine.
- Are significantly engaged in a pattern and practice of violating the rights of indigenous people. We also support the promotion of positive portrayals of indigenous peoples and their heritage.

[1] CWVF International Equity may invest in companies that operate in countries with poor human rights records if we believe the companies are making a positive contribution.

Calvert New Vision Small Cap Fund:
The Fund carefully review company policies and behavior regarding social issues important to quality of life such as:

- environment
- employee relations
- product criteria
- weapons systems
- nuclear energy
- human rights

The Fund seeks to avoid investing in companies that have:

- Significant or historical patterns of violating environmental regulations, or otherwise have an egregious environmental record.
- Significant or historical patterns of discrimination against employees on the basis of race, gender, religion, age, disability or sexual orientation, or that have major labor-management disputes.
- Nuclear power plant operators and owners, or manufacturers of key components in the nuclear power process.
- Significantly engaged in weapons production(including weapons systems contractors and major nuclear weapons systems contractors).
- Significantly involved in the manufacture of tobacco or alcohol products.
- Products or offer services that, under proper use, are considered harmful.

High Social Impact Investments

CSIF Balanced, Bond, Technology and Equity, Calvert World Values International Equity, Capital Accumulation, New Vision Small Cap, Calvert Social Index Fund and Large Cap Growth

High Social Impact Investments is a program that targets a percentage of the Fund's assets (up to 1% for each of CSIF Balanced, CSIF Equity, CSIF Technology and CSIF Bond, Calvert Social Index Fund, Large Cap Growth and New Vision and up to 3% for each of CWVF International Equity and Capital Accumulation) to directly support the growth of community-based organizations for the purposes of promoting business creation, housing development, and economic and social development of urban and rural communities. These types of investments offer a rate of return below the then-prevailing market rate, and are considered illiquid, unrated and below-investment grade. They also involve a greater risk of default or price decline than investment grade securities. However, they have a significant social return by making a tremendous difference in our local communities. High Social Impact Investments are valued under the direction and control of the Funds' Boards.

Pursuant to an exemptive order, the Funds invest those assets allocated for investment in high social impact investments through the purchase of Community Investment Notes from the Calvert Social Investment Foundation. The Calvert Social Investment Foundation is a non-profit organization, legally distinct from Calvert Group, organized as a charitable and educational foundation for the purpose of increasing public awareness and knowledge of the concept of socially responsible investing. It has instituted the Calvert Community Investments program to raise assets from individual and institutional investors and then invest these assets directly in non-profit or not-for-profit community development organizations and community development banks that focus on low income housing, economic development and business development in urban and rural communities. The Funds may also invest directly in high social impact issuers.

Investments in High Social Impact Investments may hinder the Calvert Social Index Fund's ability to track the Index. For this reason, the Fund limits the amount of such investments to only 1% of Fund assets, and will not engage in this program until reaching $50 million in assets.

Special Equities

CSIF Balanced and Calvert World Values International Equity

CSIF Balanced and CWVF International Equity each have a Special Equities investment program that allows the Fund to promote especially promising approaches to social goals through privately placed investments. The investments are generally venture capital investments in small, untried enterprises. The Special Equities Committee of each Fund identifies, evaluates, and selects the Special Equities investments. Special Equities involve a high degree of risk – they are subject to liquidity, information, and if a debt investment, credit risk. Special Equities are valued under the direction and control of the Funds' Boards. The Calvert Social Index Fund may engage in this program upon reaching $50 million in assets. Special Equities investments are limited to only 1% of this Fund's assets.

Shareholder Advocacy and Social Responsibility

As the Fund's investment advisor, Calvert takes a proactive role to make a tangible positive contribution to our society and that of future generations. Calvert seeks to positively influence corporate behavior through its role as a shareholder by pushing companies toward higher standards of social and environmental responsibility. Calvert's activities may include but are not limited to:

Dialogue with companies

Calvert regularly initiates dialogue with management as part of its social research process. After the Fund has become a shareholder, Calvert often continues its dialogue with management through phone calls, letters and in-person meetings. Through its interaction, Calvert learns about management's successes and challenges and presses for improvement on issues of concern.

Proxy voting

As a shareholder in the various portfolio companies, the Fund is guaranteed an opportunity each year to express its views on issues of corporate governance and social responsibility at annual stockholder meetings. Calvert takes its voting responsibility seriously and votes all proxies consistent with the financial and social objectives of the Fund.

Shareholder resolutions

Calvert proposes resolutions on a variety of social issues. It files shareholder resolutions when its dialogue with corporate management proves unsuccessful to encourage a company to take action. In most cases, Calvert's efforts have led to negotiated settlements with positive results for shareholders and companies alike. For example, one of its shareholder resolutions resulted in the company's first-ever disclosure of its equal employment policies, programs and workforce demographics.

ABOUT CALVERT

Calvert Asset Management Company, Inc. (4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814) ("Calvert") is the Funds' investment advisor. Calvert provides the Funds with investment supervision and management and office space; furnishes executive and other personnel to the Funds, and pays the salaries and fees of all Trustees/Directors who are affiliated persons of Calvert. It has been managing mutual funds since 1976. Calvert is the investment advisor for over 25 mutual fund portfolios, including the first and largest family of socially screened funds. As of December 31, 2000, Calvert had over $6.5 billion in assets under management.

Calvert uses a team approach to its management of CSIF Bond (since February 1997) and the fixed-income assets of CSIF Balanced (June 1995). Reno J. Martini, Senior Vice President and Chief Investment Officer, heads this team and oversees the investment strategy and management of all Calvert Funds for Calvert while Gregory Habeeb manages the day-to-day investments of Calvert's taxable fixed-income portfolios. Mr. Habeeb has over 20 years of experience as an analyst, trader, and portfolio manager.

Subadvisors and Portfolio Managers

Brown Capital Management, Inc.; 1201 North Calvert Street, Baltimore, Maryland 21202, has managed part of the equity investments of CSIF Balanced since 1996, and Capital Accumulation since 1994. In 1997, Brown Capital became the sole Subadvisor for Capital Accumulation. It uses a bottom-up approach that incorporates growth-adjusted price earnings, concentrating on mid-/large-cap growth stocks.

Eddie C. Brown, founder and President of Brown Capital Management, Inc., heads the portfolio management team for Capital Accumulation and Brown Capital's portion of CSIF Balanced. He brings over 24 years of management experience to the Funds, and has held positions with T. Rowe Price Associates and Irving Management Company. Mr. Brown is a frequent panelist on "Wall Street Week with Louis Rukeyser" and is a member of the Wall Street Week Hall of Fame.

NCM Capital Management Group, Inc.; 103 West Main Street, Durham, NC 27701, has managed part of the equity investments of CSIF Balanced since 1995. NCM is one of the largest minority-owned investment management firms in the country and provides products in equity fixed income and balanced portfolio management. It is also one of the industry leaders in the employment and training of minority and women investment professionals.

NCM's portfolio management team consists of several members, headed by Maceo K. Sloan. Mr. Sloan has more than 12 years of experience in the investment industry, and has been a panelist on Wall Street Week with Louis Rukeyser.

State Street Global Advisors (SSgA); 225 Franklin St., Boston, MA 02110, was established in 1978 as an investment management division of the State Street Bank and Trust Company. SSgA is a pioneer in the development of domestic and international index funds, and has managed CSIF Enhanced Equity since its inception.

SSgA's portfolio management team consists of several members, headed by Arlene Rockefeller. She joined SSgA in 1982, with 10 years experience in investment computer systems. Ms. Rockefeller is currently director of SSgA's Global Equity Group. She manages a variety of SSgA's equity and tax-free funds.

Atlanta Capital Management Company, L.L.C.; Two Midtown Plaza, Suite 1600, 1349 West Peachtree Street, Atlanta, GA 30309, has managed CSIF Equity since September 1998.

Daniel W. Boone, III, C.F.A. heads the Atlanta portfolio management team for CSIF Equity. He is a senior Partner and senior investment professional for Atlanta Capital. He has been with the firm since 1976. He specializes in equity portfolio management and research. Before joining the firm, he held positions with the international firm of Lazard, Freres in New York, and Wellington Management Company. Mr. Boone has earned a MBA from the Wharton School of University of Pennsylvania, where he graduated with distinction, and a B.A. from Davidson College.

Murray Johnstone International, Ltd.; 875 North Michigan Ave., Suite 3415, Chicago, IL 60611, has managed Calvert World Values International Equity Fund since its inception.

Andrew Preston heads the portfolio management team for International Equity. He joined Murray Johnstone International in 1985, and has held positions as investment analyst in the United Kingdom and U.S. Department, and Fund Manager in the Japanese Department. He was appointed director of the company in 1993. Prior to joining Murray Johnstone, he was a member of the Australian Foreign Service and attended University in Australia and Japan.

Awad Asset Management, Inc. (Awad); 250 Park Avenue, New York, NY 10177, a subsidiary of Raymond James & Associates, has managed the New Vision Small Cap Fund since 1997. The firm specializes in the management of small-capitalization growth stocks. They emphasize a growth-at-a-reasonable-price investment philosophy.

James Awad, President of Awad, founded the firm in 1992. He heads the portfolio management team for New Vision Small Cap. Mr. Awad has more than 30 years experience in the investment business, holding positions with firms such as Neuberger & Berman and First Investors Corporation.

Bridgeway Capital Management, Inc.; 5615 Kirby Drive, Suite 518, Houston Texas 77005-2448, has managed Calvert Large Cap Growth (previously the Bridgeway Fund, Inc. Social Responsibility Portfolio) since its inception in 1994.

John Montgomery, founder and President of Bridgeway Capital Management, Inc., is responsible for selecting the securities that the Fund purchases and sells. Mr. Montgomery holds bachelor degrees from Swarthmore College in both engineering and philosophy and graduate degrees from MIT and Harvard Business School. He worked with computer modeling and quantitative methods as a research engineer at MIT in the late 70's. Later, as a student at Harvard, he investigated methods to apply modeling to portfolio management. John began applying these methods to his own investments in 1985. He left the transportation industry at the end of 1991 to perform full time research on his investment models.

World Asset Management, LLC; 255 E. Brown St., Birmingham, MI 48009, is the Subadvisor for Calvert Social Index Fund. It has been in the index business since the mid 1970s and specializes in passive portfolio management technique. It has managed the Fund since inception.

Turner Investment Partners, Inc.; 1235 Westlakes Drive, Berwyn, Pennsylvania 19312, has managed CSIF Technology since inception. It uses a disciplined approach to investing in growth stocks based on the premise that earnings expectations drive stock prices.

Bob Turner is the founder, chairman, and chief investment officer of Turner Investment Partners. He heads the Fund's portfolio management team. A Chartered Financial Analyst, he was previously senior investment manager with Meridian Investment Company.

Each of the Funds has obtained an exemptive order from the Securities and Exchange Commission to permit the Fund, pursuant to approval by the Board of Trustees/Directors, to enter into and materially amend contracts with the Fund's Subadvisor without shareholder approval. See "Investment Advisor and Subadvisor" in the SAI for further details.

Advisory Fees

The following table shows the aggregate annual advisory fee paid by each Fund for the most recent fiscal year as a percentage of that Fund's average daily net assets. This figure is the total of all Advisory fees (paid to Calvert) and Subadvisory fees (paid to applicable Subadvisors, if any, by Calvert or the Fund). Note, it does not include any administrative service fees.

Fund	Advisory Fee
CSIF Balanced	0.42%
CSIF Equity	0.50%
Calvert Social Index Fund	0.225%[2]
CSIF Enhanced Equity	0.60%[1]
Calvert Large Cap Growth	0.70%[2,3]
Capital Accumulation	0.65%
CWVF International Equity	0.75%
New Vision Small Cap	0.75%
CSIF Technology	1.25%[2]
CSIF Bond	0.35%
CSIF Money Market	0.30%

1 CSIF Enhanced Equity has a recapture provision under which Calvert may elect to recapture from the fund in a later year any fees Calvert waives or expenses it assumes, subject to certain limitations.

2 The Fund has not operated for a full fiscal year. Its annual contractual rate is shown.

3 This includes a 0.45% subadvisory fee the Fund pays directly to the Subadvisor. The Subadvisor may earn (or have its base fee reduced by) a performance adjustment of plus or minus 0.25%, based on the extent to which performance of the Fund exceeds or trails the index against which it is measured.

HOW TO BUY SHARES

Getting Started — Before You Open an Account

You have a few decisions to make before you open an account in a mutual fund.

First, decide which fund or funds best suits your needs and your goals.

Second, decide what kind of account you want to open. Calvert offers individual, joint, trust, Uniform Gifts/Transfers to Minor Accounts, Traditional, Education and Roth IRAs, Qualified Profit-Sharing and Money Purchase Plans, SIMPLE IRAs, SEP-IRAs, 403(b)(7) accounts, and several other types of accounts. Minimum investments are lower for the retirement plans.

Then decide which class of shares is best for you. You should make this decision carefully, based on:

- the amount you wish to invest;
- the length of time you plan to keep the investment; and
- the Class expenses.

Choosing a Share Class

CSIF Money Market offers only one class of shares (Class O), which is sold without a sales charge. The other Funds in this prospectus offer three different Classes (Class A, B, and C). This chart shows the difference in the Classes and the general types of investors who may be interested in each Class:

Class A: Front-End Sales Charge	Class B: Deferred Sales Charge for 6 years (4 years for CSIF Bond)	Class C: Deferred Sales Charge for 1 year
For all investors, particularly those investing a substantial amount who plan to hold the shares for a long period of time.	For investors who plan to hold the shares at least 6 years (4 for CSIF Bond). The expenses of this class are higher than Class A, because of the 12b-1 fee.	For investors who are investing for at least one year, but less than six years. The expenses of this Class are higher than Class A, because of the 12b-1 fee.
Sales charge on each purchase of 4.75% or less (3.75% or less for CSIF Bond), depending on the amount you invest.	No sales charge on each purchase, but if you sell your shares within 6 years, you will pay a deferred sales charge of 5% or less on shares you sell (4% or less on shares of CSIF Bond you sell within 4 years of purchase).	No sales charge on each purchase, but if you sell shares within 1 year, then you will pay a deferred sales charge of 1% at that time.
Class A shares have annual 12b-1 fee of up to 0.35%.	Class B shares have an annual 12b-1 fee of 1.00%.	Class C shares have an annual 12b-1 fee of 1.00%.
Class A shares have lower annual expenses due to a lower 12b-1 fee.	Your shares will automatically convert to Class A shares after 8 years (6 years for CSIF Bond), reducing your future annual expenses.	Class C shares have higher annual expenses than Class A and there is no automatic conversion to Class A.
Purchases of Class A shares at NAV for accounts with $1,000,000 or more will be subject to a 1.0% deferred sales charge for 1 year.	If you are investing more than $250,000, you should consider investing in Class A or C.	If you are investing more than $1,000,000, you should invest in Class A.

Class A

If you choose Class A, you will pay a sales charge at the time of each purchase. This table shows the charges both as a percentage of offering price and as a percentage of the amount you invest. The term "offering price" includes the front-end sales charge. If you invest more, the percentage rate of sales charge will be lower. For example, if you invest more than $50,000, or if your cumulative purchases or the value in your account is more than $50,000,[4] then the sales charge is reduced to 3.75%.

	CSIF Balanced, Equity, Technology, Enhanced Equity; Capital Accumulation CWVF International Equity Calvert New Vision Small Cap Calvert Social Index Fund Calvert Large Cap Growth		CSIF Bond	
Your investment in Class A shares	Sales Charge % of offering price	% of Amt. Invested	Sales Charge % of offering price	% of Amt. Invested
Less than $50,000	4.75%	4.99%	3.75%	3.90%
$50,000 but less than $100,000	3.75%	3.90%	3.00%	3.09%
$100,000 but less than $250,000	2.75%	2.83%	2.25%	2.30%
$250,000 but less than $500,000	1.75%	1.78%	1.75%	1.78%
$500,000 but less than $1,000,000	1.00%	1.01%	1.00%	1.01%
$1,000,000 and over	None[5]	None[5]	None[5]	None[5]

4 This is called "Rights of Accumulation." The sales charge is calculated by taking into account not only the dollar amount of the new purchase of shares, but also the higher of cost or current value of shares you have previously purchased in Calvert Funds that impose sales charges. This **automatically** applies to your account for each new purchase of Class A shares.

5 Purchases of Class A shares at NAV for accounts with $1,000,000 or more on which a finder's fee has been paid are subject to a one year CDSC of 1.00%. See the "Calculation of Contingent Deferred Sales Charge and Waiver of Sales Charges."

The Class A front-end sales charge may be waived for certain purchases or investors, such as participants in certain group retirement plans or other qualified groups and clients of registered investment advisers. For details on these and other purchases that may qualify for a reduced sales charge, see Exhibit A.

Class B

If you choose Class B, there is no front-end sales charge like Class A, but if you sell the shares within the first 6 years (or 4 years for CSIF Bond), you will have to pay a "contingent deferred" sales charge ("CDSC"). This means that you do not have to pay the sales charge unless you sell your shares within the first 6 years after purchase (or 4 years for CSIF Bond). Keep in mind that the longer you hold the shares, the less you will have to pay in deferred sales charges.

	CSIF Balanced, Equity, Technology, Enhanced Equity; Capital Accumulation CWVF International Equity Calvert New Vision Small Cap Calvert Social Index Fund Calvert Large Cap Growth	CSIF Bond
Time Since Purchase	CDSC	CDSC
1st year	5%	4%
2nd year	4%	3%
3rd year	4%	2%
4th year	3%	1%
5th year	2%	None
6th year	1%	None
After 6 years	None	None

Calculation of Contingent Deferred Sales Charge and Waiver of Sales Charges

The CDSC will not be charged on shares you received as dividends or from capital gains distributions or on any capital appreciation (gain in the value) of shares that are sold.

Shares that are not subject to the CDSC will be redeemed first, followed by shares you have held the longest. The CDSC is calculated by determining the share value at both the time of purchase and redemption and then multiplying whichever value is less by the percentage that applies as shown above. For example, if you invested $5,000 in CSIF Equity Class B shares three years ago, and it is now worth $5,750, the CDSC will be calculated by taking the lesser of the two values ($5,000), and multiplying it by 4%, for a CDSC of $200. If you choose to sell only part of your shares, the capital appreciation for those shares only is included in the calculation, rather than the capital appreciation for the entire account.

The CDSC on Class B Shares will be waived in the following circumstances:

- Redemption upon the death or disability of the shareholder, plan participant, or beneficiary.[6]
- Minimum required distributions from retirement plan accounts for shareholders 70 ½ and older.[7]
- The return of an excess contribution or deferral amounts, pursuant to sections 408(d)(4) or (5), 401(k)(8), 402(g)(2), or 401(m)(6) of the Internal Revenue Code.
- Involuntary redemptions of accounts under procedures set forth by the Fund's Board of Trustees/Directors.
- A single annual withdrawal under a systematic withdrawal plan of up to 10% per year of the shareholder's account balance, but no sooner than nine months from purchase date.[8]

Class C

If you choose Class C, there is no front-end sales charge like Class A, but if you sell the shares within the first year, you will have to pay a 1% CDSC. Class C may be a good choice for you if you plan to buy shares and hold them for at least 1 year, but not more than five or six years.

Distribution and Service Fees

Each Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940 that allows the Fund to pay distribution fees for the sale and distribution of its shares. The distribution plan also pays service fees to persons (such as your financial professional) for services provided to shareholders. Because these fees are paid out of a Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. Please see Exhibit B for more service fee information.

6 "Disability" means a total disability as evidenced by a determination by the federal Social Security Administration.
7 The maximum amount subject to this waiver is based only upon the shareholder's Calvert retirement accounts.
8 This systematic withdraw plan requires a minimum account balance of $50,000 to be established.

The table below shows the maximum annual percentage payable under the distribution plan, and the amount actually paid by each Fund for the most recent fiscal year. The fees are based on average daily net assets by particular Class.

Maximum Payable under Plan/Amount Actually Paid

CSIF Money Market	0.25%/0.00%		
	Class A	Class B	Class C
CSIF Balanced	0.35%/0.24%	1.00%/1.00%	1.00%/1.00%
CSIF Equity	0.35%/0.23%	1.00%/1.00%	1.00%/1.00%
Calvert Social Index Fund	0.25%/0.25%	1.00%/1.00%	1.00%/1.00%
CSIF Enhanced Equity	0.25%/0.25%	1.00%/1.00%	1.00%/1.00%
Calvert Large Cap Growth	0.25%/N/A	1.00%/N/A	1.00%/N/A
Capital Accumulation	0.35%/0.35%	1.00%/1.00%	1.00%/1.00%
CWVF International Equity	0.35%/0.25%	1.00%/1.00%	1.00%/1.00%
New Vision Small Cap	0.25%/0.25%	1.00%/1.00%	1.00%/1.00%
CSIF Technology	0.25%/N/A	1.00%/N/A	1.00%/N/A
CSIF Bond	0.35%/0.20%	1.00%/1.00%	1.00%/1.00%

Next Step – Account Application

Complete and sign an application for each new account. When multiple classes of shares are offered, please specify which class you wish to purchase. For more information, contact your financial professional or our shareholder services department at 800-368-2748.

Minimum To Open an Account

CSIF Balanced	$1,000
CSIF Equity	$1,000
CSIF Bond	$1,000
CSIF Money Market	$1,000
Calvert Large Cap Growth	$2,000
CWVF International Equity	$2,000
Capital Accumulation	$2,000
New Vision Small Cap	$2,000
CSIF Technology	$2,000
CSIF Enhanced Equity	$5,000
Calvert Social Index Fund	$5,000 ($2,000 for IRAs)

Minimum additional investments

$250; The Funds each charge a $5.00 service fee on purchases of less than $250.

Please make your check payable to the Fund and mail it to:

New Accounts (include application):	Subsequent investments (include investment slip):
Calvert Group	Calvert Group
P.O. Box 219544	P.O. Box 219739
Kansas City, MO 64121-9544	Kansas City, MO 64121-9739

By Registered, Certified, or Overnight Mail
Calvert Group
c/o NFDS
330 West 9th Street
Kansas City, MO 64105-1807

At the Calvert Office
Visit the Calvert Office to make investments by check. See the back cover page for the address.

IMPORTANT – HOW SHARES ARE PRICED

The price of shares is based on each Fund's net asset value ("NAV"). NAV is computed by adding the value of a Fund's holdings plus other assets, subtracting liabilities, and then dividing the result by the number of shares outstanding. If a Fund has more than one class of shares, the NAV of each class will be different, depending on the number of shares outstanding for each class.

Portfolio securities and other assets are valued based on market quotations. CSIF Money Market is valued according to the "amortized cost" method, which is intended to stabilize the NAV at $1 per share. If market quotations are not readily available, securities are valued by a method that the Fund's Board of Trustees/Directors believes accurately reflects fair value.

The NAV is calculated as of the close of each business day, which coincides with the closing of the regular session of the New York Stock Exchange ("NYSE") (normally 4 p.m. ET). Each Fund is open for business each day the NYSE is open.

Some Funds hold securities that are primarily listed on foreign exchanges that trade on days when the NYSE is closed. These Funds do not price shares on days when the NYSE is closed, even if foreign markets may be open. As a result, the value of the Fund's shares may change on days when you will not be able to buy or sell your shares.

WHEN YOUR ACCOUNT WILL BE CREDITED

Your purchase will be processed at the next NAV calculated after your order is received and in good order. All of your purchases must be made in US dollars. No cash or third party checks will be accepted. No credit card or credit loan checks will be accepted. Each Fund reserves the right to suspend the offering of shares for a period of time or to reject any specific purchase order. As a convenience, check purchases received at Calvert's office in Bethesda, Maryland will be sent by overnight delivery to the Transfer Agent and will be credited the next business day upon receipt. Any check purchase received without an investment slip may cause delayed crediting. Any purchase less than the $250 minimum for subsequent investments will be charged a service fee of $3. If your check does not clear your bank, your purchase will be canceled and you will be charged a $25 fee plus any costs incurred. All purchases will be confirmed and credited to your account in full and fractional shares (rounded to the nearest 1/1000th of a share).

CSIF Money Market

Your purchase will be credited at the net asset value calculated after your order is received and accepted. If the Transfer Agent receives your wire purchase by 5 p.m. ET, your account will begin earning dividends on the next business day. Exchanges begin earning dividends the next business day after the exchange request is received by mail or telephone. Purchases received by check will begin earning dividends the next business day after they are credited to the account.

OTHER CALVERT FEATURES

Calvert Information Network

For 24 hour performance and account information call 800-368-2745 or visit www.calvert.com

You can obtain current performance and pricing information, verify account balances, and authorize certain transactions with the convenience of one phone call, 24 hours a day.

Note: The information on our website is not incorporated by reference into this prospectus; our website address is included as an inactive textual reference only.

Account Services

By signing up for services when you open your account, you avoid having to obtain a signature guarantee. If you wish to add services at a later date, a signature guarantee to verify your signature may be obtained from any bank, trust company and savings and loan association, credit union, broker-dealer firm or member of a domestic stock exchange. A notary public cannot provide a signature guarantee.

Calvert Money Controller

Calvert Money Controller allows you to purchase or sell shares by electronic funds transfer without the time delay of mailing a check or the added expense of a wire. Use this service to transfer up to $300,000 electronically. Allow one or two business days after you place your request for the transfer to take place. Money transferred to purchase new shares will be subject to a hold of up to 10 business days before redemption requests are honored. Transaction requests must be received by 4 p.m. ET. You may request this service on your initial account application. Calvert Money Controller transactions returned for insufficient funds will incur a $25 charge.

Telephone Transactions

You may purchase, redeem, or exchange shares, wire funds and use Calvert *Money Controller by telephone if you have pre-authorized service instructions.* You receive telephone privileges automatically when you open your account unless you elect otherwise. For our mutual protection, the Fund, the shareholder servicing agent and their affiliates use precautions such as verifying shareholder identity and recording telephone calls to confirm instructions given by phone. A confirmation statement is sent for most transactions; please review this statement and verify the accuracy of your transaction immediately.

Exchanges

Calvert offers a wide variety of investment options that includes common stock funds, tax-exempt and corporate bond funds, and money market funds (call your broker or Calvert representative for more information). We make it easy for you to purchase shares in other Calvert funds if your investment goals change. The exchange privilege offers flexibility by allowing you to exchange shares on which you have already paid a sales charge from one mutual fund to another at no additional charge.

Complete and sign an account application, taking care to register your new account in the same name and taxpayer identification number as your existing Calvert account(s). Exchange instructions may then be given by telephone if telephone redemptions have been authorized and the shares are not in certificate form.

Before you make an exchange, please note the following:

Each exchange represents the sale of shares of one Fund and the purchase of shares of another. Therefore, you could realize a taxable gain or loss.

You may exchange shares acquired by reinvestment of dividends or distributions into another Calvert Fund at no additional charge.

Shares may only be exchanged for shares of the same class of another Calvert Fund.

No CDSC is imposed on exchanges of shares subject to a CDSC at the time of the exchange. The applicable CDSC is imposed at the time the shares acquired by the exchange are redeemed.

Exchange requests will not be accepted on any day when Calvert is open but the Fund's custodian bank is closed (e.g., Columbus Day and Veteran's Day); these exchange requests will be processed the next day the Fund's custodian bank is open.

Each Fund and the distributor reserve the right at any time to reject or cancel any part of any purchase or exchange order; modify any terms or conditions of purchase of shares of any Fund; or withdraw all or any part of the offering made by this prospectus. To protect the interests of investors, each Fund and the distributor may reject any order considered market-timing activity.

Each Fund reserves the right to terminate or modify the exchange privilege with 60 days' written notice.

Electronic Delivery of Prospectuses and Shareholder Reports
You may request to receive electronic delivery of prospectuses and annual and semi annual reports.

Combined General Mailings (Householding)
Multiple accounts with the same social security number will receive one mailing per household of information such as prospectuses and semi-annual and annual reports. You may request further grouping of accounts to receive fewer mailings. Separate statements will be generated for each separate account and will be mailed in one envelope for each combination above.

Special Services and Charges
Each Fund pays for shareholder services but not for special services that are required by a few shareholders, such as a request for a historical transcript of an account or a stop payment on a draft. You may be required to pay a fee for these special services; for example, the fee for stop payments is $25. CSIF Money Market will charge a service fee of $25 for drafts returned for insufficient or uncollected funds.

If you are purchasing shares through a program of services offered by a broker/dealer or financial institution, you should read the program materials together with this Prospectus. Certain features may be modified in these programs. Investors may be charged a fee if they effect transactions in Fund shares through a broker or agent.

Minimum Account Balance

Please maintain a balance in each of your Fund accounts of at least $1,000 per class ($5,000 for CSIF Enhanced Equity and Calvert Social Index Fund). If the balance in your account falls below the minimum during a month, a fee may be charged to your account (CSIF Money Market, $3/month; CSIF Enhanced Equity, Calvert Large Cap Growth and Calvert Social Index Fund $15/year). If the balance in your account falls below the minimum during a month, the account may be closed and the proceeds mailed to the address of record. You will receive notice that your account is below the minimum, and will be closed if the balance is not brought up to the required minimum within 30 days.

DIVIDENDS, CAPITAL GAINS, AND TAXES

Each Fund pays dividends from its net investment income as shown below. Net investment income consists of interest income, net short-term capital gains, if any, and dividends declared and paid on investments, less expenses. Distributions of net short-term capital gains (treated as dividends for tax purposes) and net long-term capital gains, if any, are normally paid once a year; however, the Funds do not anticipate making any such distributions unless available capital loss carryovers have been used or have expired. Dividend and distribution payments will vary between classes.

CSIF Money Market	Accrued daily, paid monthly
CSIF Bond	Paid monthly
CSIF Balanced	Paid quarterly
CSIF Equity	Paid annually
Calvert Social Index Fund	Paid annually
CSIF Enhanced Equity	Paid annually
Calvert Large Cap Growth	Paid annually
Capital Accumulation	Paid annually
CWVF International Equity	Paid annually
New Vision Small Cap	Paid annually
CSIF Technology	Paid annually

Dividend Payment Options

Dividends and any distributions are automatically reinvested in the same Fund at NAV (without sales charge), unless you elect to have amounts of $10 or more paid in cash (by check or by Calvert Money Controller). Dividends and distributions from any Calvert Fund may be automatically invested in an identically registered account in any other Calvert Fund at NAV. If reinvested in the same account, new shares will be purchased at NAV on the reinvestment date, which is generally 1 to 3 days prior to the payment date. You must notify the Funds in writing to change your payment options. If you elect to have dividends and/or distributions paid in cash, and the US Postal Service returns the check as undeliverable, it, as well as future dividends and distributions, will be reinvested in additional shares. No dividends will accrue on amounts represented by uncashed distribution or redemption checks.

Buying a Dividend (Not Applicable to Money Market Funds)
At the time of purchase, the share price of each class may reflect undistributed income, capital gains or unrealized appreciation of securities. Any income or capital gains from these amounts which are later distributed to you are fully taxable. On the record date for a distribution, share value is reduced by the amount of the distribution. If you buy shares just before the record date ("buying a dividend") you will pay the full price for the shares and then receive a portion of the price back as a taxable distribution.

Federal Taxes
In January, each Fund will mail you Form 1099-DIV indicating the federal tax status of dividends and any capital gain distributions paid to you during the past year. Generally, dividends and distributions are taxable in the year they are paid. However, any dividends and distributions paid in January but declared during the prior three months are taxable in the year declared. Dividends and distributions are taxable to you regardless of whether they are taken in cash or reinvested. Dividends, including short-term capital gains, are taxable as ordinary income. Distributions from long-term capital gains are taxable as long-term capital gains, regardless of how long you have owned shares.

For Non-Money Market Funds
You may realize a capital gain or loss when you sell or exchange shares. This capital gain or loss will be short- or long-term, depending on how long you have owned the shares which were sold. In January, these Funds will mail you Form 1099-B indicating the total amount of all sales, including exchanges. You should keep your annual year-end account statements to determine the cost (basis) of the shares to report on your tax returns.

Other Tax Information
In addition to federal taxes, you may be subject to state or local taxes on your investment, depending on the laws in your area. You will be notified to the extent, if any, that dividends reflect interest received from US government securities. Such dividends may be exempt from certain state income taxes.

Taxpayer Identification Number
If we do not have your correct Social Security or Taxpayer Identification Number ("TIN") and a signed certified application or Form W-9, Federal law requires us to withhold 31% of your reportable dividends, and possibly 31% of certain redemptions. In addition, you may be subject to a fine by the Internal Revenue Service. You will also be prohibited from opening another account by exchange. If this TIN information is not received within 60 days after your account is established, your account may be redeemed (closed) at the current NAV on the date of redemption. Calvert reserves the right to reject any new account or any purchase order for failure to supply a certified TIN.

HOW TO SELL SHARES

You may redeem all or a portion of your shares on any day your Fund is open for business, provided the amount requested is not on hold. When you purchase by check or with Calvert Money Controller (electronic funds transfer), the purchase will be on hold for up to 10 business days from the date of receipt. During the hold period, redemptions proceeds will not be sent until the Transfer Agent is reasonably satisfied that the purchase payment has been collected. Drafts written on CSIF Money Market during the hold period will be returned for uncollected funds. Your shares will be redeemed at the next NAV calculated after your redemption request is received (less any applicable CDSC). The proceeds will normally be sent to you on the next business day, but if making immediate payment could adversely affect your Fund, it may take up to seven (7) days to make payment. Calvert Money Controller redemptions generally will be credited to your bank account by the second business day after your phone call. The Funds have the right to redeem shares in assets other than cash for redemption amounts exceeding, in any 90-day period, $250,000 or 1% of the net asset value of the affected Fund, whichever is less. When the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closings, or under any emergency circumstances as determined by the Securities and Exchange Commission, redemptions may be suspended or payment dates postponed. Please note that there are some federal holidays, however, such as Columbus Day and Veterans' Day, when the NYSE is open and the Fund is open but redemptions cannot be mailed or wired because the post offices and banks are closed.

Follow these suggestions to ensure timely processing of your redemption request:

By Telephone

You may redeem shares from your account by telephone and have your money mailed to your address of record or electronically transferred or wired to a bank you have previously authorized. A charge of $5 may be imposed on wire transfers of less than $1,000.

Written Requests

Calvert Group, P.O. Box 219544, Kansas City, MO 64121-9544
Your letter should include your account number and fund and the number of shares or the dollar amount you are redeeming. Please provide a daytime telephone number, if possible, for us to call if we have questions. If the money is being sent to a new bank, person, or address other than the address of record, your letter must be signature guaranteed.

Draftwriting (CSIF Money Market Portfolio only)

You may redeem shares in your CSIF Money Market Portfolio account by writing a draft for at least $250. If you complete and return the signature card for Draftwriting, the Portfolio will mail bank drafts to you, printed with your name and address. Drafts may not be ordered until your initial purchase has cleared. Calvert will provide printed drafts (checks) You may not print your own. Any customer-printed checks will not be honored and will be returned without notice. CSIF Money Market will charge a service fee of $25 for drafts returned for insufficient or uncollected funds. CSIF Money Market will charge $25 for any stop payment on drafts. As a service to shareholders, shares may be automatically transferred between your Calvert accounts to cover drafts you have written. The signature of only one authorized signer is required to honor a draft.

Systematic Check Redemptions

If you maintain an account with a balance of $10,000 or more, you may have up to two (2) redemption checks for a fixed amount mailed to you at your address of record on the 15th of the month, simply by sending a letter with all information, including your account number, and the dollar amount ($100 minimum). If you would like a regular check mailed to another person or place, your letter must be signature guaranteed. Unless they otherwise qualify for a waiver, Class B or Class C shares redeemed by Systematic Check Redemption will be subject to the Contingent Deferred Sales Charge.

Corporations and Associations

Your letter of instruction and corporate resolution should be signed by person(s) authorized to act on the account, accompanied by signature guarantee(s).

Trusts

Your letter of instruction should be signed by the Trustee(s) (as Trustee(s)), with a signature guarantee. (If the Trustee's name is not registered on your account, please provide a copy of the trust document, certified within the last 60 days.)

Through your Dealer

Your dealer must receive your request before the close of regular trading on the NYSE to receive that day's NAV. Your dealer will be responsible for furnishing all necessary documentation to Calvert and may charge you for services provided.

Request in "Good Order"

All redemption requests must be received by the transfer agent in "good order." This means that your request must include:

- The Fund name and account number
- The amount of the transaction (in dollars or shares).
- Signatures of all owners exactly as registered on the account (for mail requests).
- Signature guarantees (if required).*
- Any supporting legal documentation that may be required.
- Any outstanding certificates representing shares to be redeemed.

*For instance, a signature guarantee must be provided by all registered account shareholders when redemption proceeds are sent to a different person or address. A signature guarantee can be obtained from most commercial and savings banks, credit unions, trust companies, or member firms of a U.S. stock exchange. Please note: Notarization is not the equivalent of a signature guarantee.

Transactions are processed at the next determined share price after the transfer agent has received all required information.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Funds' financial performance for the past five (5) fiscal years (or if shorter, the period of the Fund's operations). The Funds' fiscal year end is September 30. Certain information reflects financial results for a single share, by Fund and Class. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in a Fund (assuming reinvestment of all dividends and distributions), and does not reflect any applicable front- or back-end sales charge. The information for 2000 has been audited by Arthur Andersen LLP whose report, along with a Fund's financial statements, are included in the Fund's annual report, which is available upon request. The information for prior years has been audited by PricewaterhouseCoopers LLP.

CSIF BALANCED
FINANCIAL HIGHLIGHTS

CLASS A SHARES	Years Ended September 30, 2000	Years Ended September 30, 1999
Net asset value, beginning	$32.14	$32.45
Income from investment operations		
Net investment income	.86	.68
Net realized and unrealized gain (loss)	3.08	3.03
Total from investment operations	3.94	3.71
Distributions from		
Net investment income	(.80)	(.66)
Net realized gains	(2.05)	(3.36)
Total distributions	(2.85)	(4.02)
Total increase (decrease) in net asset value	1.09	(.31)
Net asset value, ending	**$33.23**	**$32.14**
Total return*	12.75%	11.52%
Ratios to average net assets:		
Net investment income	2.58%	2.05%
Total expenses	1.19%	1.17%
Expenses before offsets	1.19%	1.17%
Net expenses	1.17%	1.15%
Portfolio turnover	184%	175%
Net assets, ending (in thousands)	**$705,355**	**$708,655**

CLASS A SHARES	Years Ended September 30, 1998	September 30, 1997	September 30, 1996
Net asset value, beginning	$34.88	$31.35	$32.81
Income from investment operations			
Net investment income	.77	.83	.78
Net realized and unrealized gain (loss)	.92	5.61	2.28
Total from investment operations	1.69	6.44	3.06
Distributions from			
Net investment income	(.76)	(.81)	(.77)
Net realized gains	(3.36)	(2.10)	(3.75)
Total distributions	(4.12)	(2.91)	(4.52)
Total increase (decrease) in net asset value	(2.43)	3.53	(1.46)
Net asset value, ending	**$32.45**	**$34.88**	**$31.35**
Total return*	5.50%	21.94%	10.27%
Ratios to average net assets:			
Net investment income	2.27%	2.57%	2.58%
Total expenses	1.13%	1.14%	1.29%
Expenses before offsets	1.13%	1.14%	1.28%
Net expenses	1.11%	1.12%	1.26%
Portfolio turnover	185%	215%	111%
Net assets, ending (in thousands)	**$673,907**	**$675,306**	**$594,482**

CSIF BALANCED
FINANCIAL HIGHLIGHTS

Class B Shares	Periods Ended September 30, 2000	September 30, 1999	September 30, 1998 ##
Net asset value, beginning	$31.97	$32.38	$34.37
Income from investment operations			
Net investment income	.53	.35	0.15
Net realized and unrealized gain (loss)	3.06	2.94	(1.90)
Total from investment operations	3.59	3.29	(1.75)
Distributions from			
Net investment income	(.49)	(.34)	(0.24)
Net realized gains	(2.05)	(3.36)	—
Total distributions	(2.54)	(3.70)	(0.24)
Total increase (decrease) in net asset value	1.05	(.41)	(1.99)
Net asset value, ending	**$33.02**	**$31.97**	**$32.38**
Total return*	11.63%	10.15%	(5.10%)
Ratios to average net assets:			
Net investment income	1.60%	.85%	1.22% (a)
Total expenses	2.20%	2.40%	3.59% (a)
Expenses before offsets	2.20%	2.40%	2.43% (a)
Net expenses	2.18%	2.38%	2.41% (a)
Portfolio turnover	184%	175%	185%
Net assets, ending (in thousands)	**$13,580**	**$9,910**	**$2,540**

CSIF BALANCED
FINANCIAL HIGHLIGHTS

Class C Shares	Years Ended September 30, 2000	September 30, 1999
Net asset value, beginning	$31.70	$32.05
Income from investment operations		
Net investment income	.51	.36
Net realized and unrealized gain (loss)	3.05	2.98
Total from investment operations	3.56	3.34
Distributions from		
Net investment income	(.47)	(.33)
Net realized gains	(2.05)	(3.36)
Total distributions	(2.52)	(3.69)
Total increase (decrease) in net asset value	1.04	(.35)
Net asset value, ending	$32.74	$31.70
Total return*	11.64%	10.43%
Ratios to average net assets:		
Net investment income	1.58%	1.04%
Total expenses	2.19%	2.19%
Expenses before offsets	2.19%	2.19%
Net expenses	2.17%	2.17%
Portfolio turnover	184%	175%
Net assets, ending (in thousands)	$15,263	$13,646

Class C Shares	Years Ended September 30, 1998	September 30, 1997	September 30, 1996
Net asset value, beginning	$34.52	$31.05	$32.60
Income from investment operations			
Net investment income	.41	.47	.46
Net realized and unrealized gain (loss)	.89	5.54	2.17
Total from investment operations	1.30	6.01	2.63
Distributions from			
Net investment income	(.41)	(.44)	(.43)
Net realized gains	(3.36)	(2.10)	(3.75)
Total distributions	(3.77)	(2.54)	(4.18)
Total increase (decrease) in net asset value	(2.47)	3.47	(1.55)
Net asset value, ending	$32.05	$34.52	$31.05
Total return*	4.35%	20.56%	8.85%
Ratios to average net assets:			
Net investment income	1.16%	1.42%	1.34%
Total expenses	2.25%	2.29%	2.66%
Expenses before offsets	2.25%	2.29%	2.52%
Net expenses	2.23%	2.27%	2.50%
Portfolio turnover	185%	215%	111%
Net assets, ending (in thousands)	$11,483	$8,898	$6,715

CSIF EQUITY
FINANCIAL HIGHLIGHTS

Class A Shares	Years Ended September 30, 2000	September 30, 1999
Net asset value, beginning	$27.06	$20.36
Income from investment operations		
Net investment income (loss)	(.06)	(.07)
Net realized and unrealized gain (loss)	7.88	6.78
Total from investment operations	7.82	6.71
Distributions from		
Net realized gains	(1.83)	(.01)
Total distributions	(1.83)	(.01)
Total increase (decrease) in net asset value	5.99	6.70
Net asset value, ending	$33.05	$27.06
Total return*	29.91%	32.98%
Ratios to average net assets:		
Net investment income (loss)	(.20%)	(.28%)
Total expenses	1.26%	1.22%
Expenses before offsets	1.26%	1.22%
Net expenses	1.13%	1.10%
Portfolio turnover	49%	51%
Net assets, ending (in thousands)	$240,844	$166,716

Class A Shares	Years Ended September 30, 1998	September 30, 1997	September 30, 1996
Net asset value, beginning	$27.77	$22.54	$21.12
Income from investment operations			
Net investment income (loss)	(.04)	—	.03
Net realized and unrealized gain (loss)	(4.01)	6.73	3.26
Total from investment operations	(4.05)	6.73	3.29
Distributions from			
Net investment income	—	(.01)	(.06)
Net realized gains	(3.36)	(1.49)	(1.81)
Total distributions	(3.36)	(1.50)	(1.87)
Total increase (decrease) in net asset value	(7.41)	$5.23	1.42
Net asset value, ending	$20.36	$27.77	$22.54
Total return*	(15.70%)	31.34%	16.62%
Ratios to average net assets:			
Net investment income (loss)	(.14%)	.03%	.15%
Total expenses	1.16%	1.21%	1.29%
Expenses before offsets	1.16%	1.21%	1.29%
Net expenses	1.07%	1.20%	1.27%
Portfolio turnover	110%	93%	118%
Net assets, ending (in thousands)	$128,683	$147,002	$101,344

CSIF EQUITY
FINANCIAL HIGHLIGHTS

CLASS B SHARES	PERIODS ENDED SEPTEMBER 30, 2000	SEPTEMBER 30, 1999	SEPTEMBER 30, 1998 ##
Net asset value, beginning	$26.60	$20.26	$26.01
Income from investment operations			
Net investment income (loss)	(.23)	(.15)	(.09)
Net realized and unrealized gain (loss)	7.63	6.50	(5.66)
Total from investment operations	7.40	6.35	(5.75)
Distributions from			
Net realized gains	(1.83)	(.01)	—
Total increase (decrease) in net asset value	5.57	6.34	(5.75)
Net asset value, ending	$32.17	$26.60	$20.26
Total return*	28.78%	31.37%	(22.11%)
Ratios to average net assets:			
Net investment income (loss)	(1.04%)	(1.41%)	(1.55%) (a)
Total expenses	2.20%	2.43%	4.12% (a)
Expenses before offsets	2.20%	2.43%	3.19% (a)
Net expenses	1.97%	2.21%	2.56% (a)
Portfolio turnover	49%	51%	110%
Net assets, ending (in thousands)	$21,416	$8,038	$1,670

CSIF EQUITY
FINANCIAL HIGHLIGHTS

Class C Shares	Years Ended September 30, 2000	September 30, 1999
Net asset value, beginning	$25.00	$19.00
Income from investment operations.		
Net investment income (loss)	(.24)	(.11)
Net realized and unrealized gain (loss)	7.20	6.12
Total from investment operations	6.96	6.01
Distributions from		
Net realized gains	(1.83)	(.01)
Total increase (decrease) in net asset value	5.13	6.00
Net asset value, ending	$30.13	$25.00
Total return*	28.87%	31.66%
Ratios to average net assets:		
Net investment income (loss)	(1.01%)	(1.21%)
Total expenses	2.15%	2.22%
Expenses before offsets	2.15%	2.22%
Net expenses	1.94%	2.01%
Portfolio turnover	49%	51%
Net assets, ending (in thousands)	$20,086	$10,413

Class C Shares	Years Ended September 30, 1998	September 30, 1997	September 30, 1996
Net asset value, beginning	$26.37	$21.71	$20.66
Income from investment operations.			
Net investment income (loss)	(.16)	(.05)	(.16)
Net realized and unrealized gain (loss)	(3.85)	6.21	3.04
Total from investment operations	(4.01)	6.16	2.88
Distributions from			
Net investment income	—	(.01)	(.02)
Net realized gains	(3.36)	(1.49)	(1.81)
Total distributions	(3.36)	(1.50)	(1.83)
Total increase (decrease) in net asset value	(7.37)	4.66	1.05
Net asset value, ending	$19.00	$26.37	$21.71
Total return*	(16.47%)	29.84%	14.85%
Ratios to average net assets:			
Net investment income (loss)	(1.17%)	(1.08%)	(1.42%)
Total expenses	2.21%	2.31%	2.86%
Expenses before offsets	2.21%	2.31%	2.86%
Net expenses	2.09%	2.30%	2.85%
Portfolio turnover	110%	93%	118%
Net assets, ending (in thousands)	$5,981	$6,249	$2,996

CALVERT SOCIAL INDEX FUND
FINANCIAL HIGHLIGHTS

Class A Shares	Period Ended September 30, 2000 ^^
Net asset value, beginning	$15.00
Income from investment operations	
Net investment income	—
Net realized and unrealized gain (loss)	(.22)
Total from investment operations	(.22)
Total increase (decrease) in net asset value	(.22)
Net asset value, ending	$14.78
Total return*	(1.47%)
Ratios to average net assets:	
Net investment income	.06% (a)
Total expenses	2.94% (a)
Expenses before offsets	1.01% (a)
Net expenses	.75% (a)
Portfolio turnover	10%
Net assets, ending (in thousands)	$2,478

Class B Shares	Period Ended September 30, 2000 ^^
Net asset value, beginning	$15.00
Income from investment operations	
Net investment income (loss)	(.01)
Net realized and unrealized gain (loss)	(.22)
Total from investment operations	(.23)
Total increase (decrease) in net asset value	(.23)
Net asset value, ending	$14.77
Total return*	(1.53%)
Ratios to average net assets:	
Net investment income (loss)	(.89%) (a)
Total expenses	15.72% (a)
Expenses before offsets	2.00% (a)
Net expenses	1.75% (a)
Portfolio turnover	10%
Net assets, ending (in thousands)	$238

CALVERT SOCIAL INDEX FUND
FINANCIAL HIGHLIGHTS

Class C Shares	Period Ended September 30, 2000 ^^
Net asset value, beginning	**$15.00**
Income from investment operations	
Net investment income (loss)	(.02)
Net realized and unrealized gain (loss)	(.22)
Total from investment operations	(.24)
Total increase (decrease) in net asset value	(.24)
Net asset value, ending	**$14.76**
Total return*	(1.60%)
Ratios to average net assets:	
Net investment income (loss)	(.94%) (a)
Total expenses	12.34% (a)
Expenses before offsets	1.99% (a)
Net expenses	1.75% (a)
Portfolio turnover	10%
Net assets, ending (in thousands)	**$228**

CSIF ENHANCED EQUITY FINANCIAL HIGHLIGHTS

Class A Shares	Periods Ended September 30, 2000	September 30, 1999	September 30, 1998 ###
Net asset value, beginning	**$16.83**	**$13.54**	**$15.00**
Income from investment operations			
Net investment income (loss)	(.02)	.03	.02
Net realized and unrealized gain (loss)	3.11	3.31	(1.48)
Total from investment operations	3.09	3.34	(1.46)
Distributions from			
Net investment income	(.01)	(.05)	—
Total increase (decrease) in net asset value	3.08	3.29	(1.46)
Net asset value, ending	**$19.91**	**$16.83**	**$13.54**
Total return*	18.39%	24.68%	(9.73%)
Ratios to average net assets:			
Net investment income (loss)	(.14%)	.14%	.42% (a)
Total expenses	1.52%	1.59%	1.86% (a)
Expenses before offsets	1.33%	1.31%	1.01% (a)
Net expenses	1.25%	1.25%	.95% (a)
Portfolio turnover	43%	56%	27%
Net assets, ending (in thousands)	**$21,239**	**$12,257**	**$4,401**

Class B Shares	Periods Ended September 30, 2000	September 30, 1999	September 30, 1998 ###
Net asset value, beginning	**$16.58**	**$13.48**	**$15.00**
Income from investment operations			
Net investment income (loss)	(.16)	(.11)	(.03)
Net realized and unrealized gain (loss)	2.99	3.21	(1.49)
Total from investment operations	2.83	3.10	(1.52)
Total increase (decrease) in net asset value	2.83	3.10	(1.52)
Net asset value, ending	**$19.41**	**$16.58**	**$13.48**
Total return*	17.07%	23.00%	(10.13%)
Ratios to average net assets:			
Net investment income (loss)	(1.21%)	(1.11%)	(.98%) (a)
Total expenses	2.41%	2.67%	5.61% (a)
Expenses before offsets	2.41%	2.56%	2.56% (a)
Net expenses	2.32%	2.50%	2.50% (a)
Portfolio turnover	43%	56%	27%
Net assets, ending (in thousands)	**$6,531**	**$4,078**	**$975**

CSIF ENHANCED EQUITY FINANCIAL HIGHLIGHTS

Class C Shares	Periods Ended September 30, 2000	September 30, 1999	September 30, 1998 ^
Net asset value, beginning	**$16.62**	**$13.52**	**$14.52**
Income from investment operations			
Net investment income (loss)	(.14)	(.09)	(.02)
Net realized and unrealized gain (loss)	3.00	3.19	(.98)
Total from investment operations	2.86	3.10	(1.00)
Total increase (decrease) in net asset value	2.86	3.10	(1.00)
Net asset value, ending	**$19.48**	**$16.62**	**$13.52**
Total return*	17.21%	22.93%	(6.89%)
Ratios to average net assets:			
Net investment income (loss)	(1.15%)	(1.12%)	(.96%) (a)
Total expenses	2.35%	2.68%	4.82% (a)
Expenses before offsets	2.35%	2.56%	2.56% (a)
Net expenses	2.27%	2.50%	2.50% (a)
Portfolio turnover	43%	56%	27%
Net assets, ending (in thousands)	**$4,674**	**$2,454**	**$397**

CALVERT CAPITAL ACCUMULATION
FINANCIAL HIGHLIGHTS

CLASS A SHARES	YEARS ENDED SEPTEMBER 30, 2000	SEPTEMBER 30, 1999
Net asset value, beginning	$25.88	$25.43
Income from investment operations		
Net investment income (loss)	(.32)	(.32)
Net realized and unrealized gain (loss)	11.29	4.25
Total from investment operations	10.97	3.93
Distributions from		
Net realized gain	(0.51)	(3.48)
Total distributions	(0.51)	(3.48)
Total increase (decrease) in net asset value	10.46	.45
Net asset value, ending	$36.34	$25.88
Total return*	42.91%	14.91%
Ratios to average net assets:		
Net investment income (loss)	(1.12%)	(1.26%)
Total expenses	1.67%	1.73%
Expenses before offsets	1.67%	1.73%
Net expenses	1.54%	1.58%
Portfolio turnover	116%	88%
Net assets, ending (in thousands)	$141,639	$102,508

CLASS A SHARES	YEARS ENDED SEPTEMBER 30, 1998	SEPTEMBER 30, 1997	SEPTEMBER 30, 1996
Net asset value, beginning	$27.21	$22.55	$21.48
Income from investment operations			
Net investment income (loss)	(.25)	(.25)	(.24)
Net realized and unrealized gain (loss)	.96	4.91	1.88
Total from investment operations	.71	4.66	1.64
Distributions from			
Net investment income	(2.49)	—	—
Net realized gain	—	—	(.57)
Total distributions	(2.49)	—	(.57)
Total increase (decrease) in net asset value	(1.78)	4.66	1.07
Net asset value, ending	$25.43	$27.21	$22.55
Total return*	3.37%	20.67%	7.92%
Ratios to average net assets:			
Net investment income (loss)	(1.08%)	(1.09%)	(1.56%)
Total expenses	1.74%	1.91%	2.16%
Expenses before offsets	1.74%	1.91%	2.16%
Net expenses	1.61%	1.85%	1.98%
Portfolio turnover	77%	126%	114%
Net assets, ending (in thousands)	$75,068	$54,751	$39,834

CALVERT CAPITAL ACCUMULATION
FINANCIAL HIGHLIGHTS

	Periods Ended		
Class B Shares	September 30, 2000	September 30, 1999	September 30, 1998 ##
Net asset value, beginning	$25.46	$25.28	$28.39
Income from investment operations			
Net investment income (loss)	(.52)	(.41)	(.16)
Net realized and unrealized gain (loss)	11.04	4.07	(2.95)
Total from investment operations	10.52	3.66	(3.11)
Distributions from			
Net realized gain	(.51)	(3.48)	—
Total distributions	(.51)	(3.48)	—
Total increase (decrease) in net asset value	10.01	.18	(3.11)
Net asset value, ending	$35.47	$25.46	$25.28
Total return*	41.84%	13.85%	(10.95)%
Ratios to average net assets:			
Net investment income (loss)	(1.88%)	(2.11%)	(2.62%) (a)
Total expenses	2.49%	2.67%	3.57% (a)
Expenses before offsets	2.49%	2.67%	3.31% (a)
Net expenses	2.30%	2.42%	3.01% (a)
Portfolio turnover	116%	88%	77%
Net assets, ending (in thousands)	$16,435	$9,445	$3,311

CALVERT CAPITAL ACCUMULATION
FINANCIAL HIGHLIGHTS

CLASS C SHARES	Years Ended September 30 2000	September 30, 1999
Net asset value, beginning	**$24.76**	**$24.63**
Income from investment operations		
Net investment income (loss)	(.50)	(.51)
Net realized and unrealized gain (loss)	10.73	4.12
Total from investment operations	10.23	3.61
Distributions from		
Net realized gain	(.51)	(3.48)
Total distributions	(.51)	(3.48)
Total increase (decrease) in net asset value	9.72	.13
Net asset value, ending	**$34.48**	**$24.76**
Total return*	41.91%	14.02%
Ratios to average net assets:		
Net investment income (loss)	(1.87%)	(2.04%)
Total expenses	2.47%	2.56%
Expenses before offsets	2.47%	2.56%
Net expenses	2.29%	2.35%
Portfolio turnover	116%	88%
Net assets, ending (in thousands)	**$13,769**	**$9,021**

CLASS C SHARES	September 30, 1998	Years Ended September 30, 1997	September 30, 1996
Net asset value, beginning	**$26.64**	**$22.34**	**$21.55**
Income from investment operations			
Net investment income (loss)	(.40)	(.47)	(.55)
Net realized and unrealized gain (loss)	.88	4.77	1.91
Total from investment operations	.48	4.30	1.36
Distributions from			
Net investment income	—	—	—
Net realized gain	(2.49)	—	(.57)
Total distributions	(2.49)	—	(.57)
Total increase (decrease) in net asset value	(2.01)	4.30	.79
Net asset value, ending	**$24.63**	**$26.64**	**$22.34**
Total return*	2.52%	19.25%	6.56%
Ratios to average net assets:			
Net investment income (loss)	(1.98%)	(2.30%)	(2.82%)
Total expenses	2.75%	3.11%	3.42%
Expenses before offsets	2.75%	3.11%	3.42%
Net expenses	2.50%	3.05%	3.24%
Portfolio turnover	77%	126%	114%
Net assets, ending (in thousands)	**$6,548**	**$4,184**	**$3,164**

CALVERT WORLD VALUES INTERNATIONAL EQUITY
FINANCIAL HIGHLIGHTS

Class A Shares	Years Ended September 30, 2000	September 30, 1999
Net asset value, beginning	**$21.89**	**$18.57**
Income from investment operations		
Net investment income (loss)	(.03)	.01
Net realized and unrealized gain (loss)	.87	4.94
Total from investment operations	.84	4.95
Distributions from		
Net investment income	—	(.07)
Net realized gains	(.96)	(1.56)
Total distributions	(.96)	(1.64)
Total increase (decrease) in net asset value	(.12)	3.32
Net asset value, ending	**$21.77**	**$21.89**
Total return*	3.36%	27.53%
Ratios to average net assets:		
Net investment income (loss)	(.15%)	.04%
Total expenses	1.81%	1.87%
Expenses before offsets	1.81%	1.87%
Net expenses	1.73%	1.83%
Portfolio turnover	76%	82%
Net assets, ending (in thousands)	**$238,646**	**$231,516**

Class A Shares	Years Ended September 30, 1998	September 30, 1997	September 30, 1996
Net asset value, beginning	**$22.06**	**$18.62**	**$17.62**
Income from investment operations			
Net investment income	.06	.10	.04
Net realized and unrealized gain (loss)	(2.11)	3.81	1.53
Total from investment operations	(2.05)	3.91	1.57
Distributions from			
Net investment income	(.06)	(.05)	(.13)
Net realized gains	(1.38)	(.42)	(.44)
Total distributions	(1.44)	(.47)	(.57)
Total increase (decrease) in net asset value	(3.49)	3.44	1.00
Net asset value, ending	**$18.57**	**$22.06**	**$18.62**
Total return*	(9.29%)	21.44%	9.22%
Ratios to average net assets:			
Net investment income (loss)	.27%	.51%	.23%
Total expenses	1.86%	1.91%	1.95%
Expenses before offsets	1.86%	1.91%	1.95%
Net expenses	1.80%	1.76%	1.81%
Portfolio turnover	84%	58%	96%
Net assets, ending (in thousands)	**$195,192**	**$225,169**	**$194,032**

CALVERT WORLD VALUES INTERNATIONAL EQUITY FINANCIAL HIGHLIGHTS

CLASS B SHARES	PERIODS ENDED SEPTEMBER 30, 2000	SEPTEMBER 30, 1999	SEPTEMBER 30, 1998 ##
Net asset value, beginning	$21.56	$18.48	$21.83
Income from investment operations			
Net investment income (loss)	(.23)	(.15)	(.05)
Net realized and unrealized gain (loss)	.83	4.79	(3.30)
Total from investment operations	.60	4.64	(3.35)
Distributions from:			
Net realized gains	(.96)	(1.56)	—
Total distributions	(.96)	(1.56)	—
Total increase (decrease) in net asset value	(.36)	3.08	(3.35)
Net asset value, ending	$21.20	$21.56	$18.48
Total return*	2.28%	25.84%	(15.35%)
Ratios to average net assets:			
Net investment income (loss)	(1.29%)	(1.20%)	(.99%)(a)
Total expenses	3.04%	3.62%	6.11%(a)
Expenses before offsets	3.04%	3.20%	3.22%(a)
Net expenses	2.96%	3.16%	3.16%(a)
Portfolio turnover	76%	82%	84%
Net assets, ending (in thousands)	$5,577	$3,133	$879

CALVERT WORLD VALUES INTERNATIONAL EQUITY FINANCIAL HIGHLIGHTS

	Years Ended	
Class C Shares	September 30, 2000	September 30, 1999
Net asset value, beginning	$20.81	$17.83
Income from investment operations		
Net investment income (loss)	(.22)	(.17)
Net realized and unrealized gain (loss)	.83	4.71
Total from investment operations	.61	4.54
Distributions from:		
Net realized gains	(.96)	(1.56)
Total distributions	(.96)	(1.56)
Total increase (decrease) in net asset value	(.35)	2.98
Net asset value, ending	**$20.46**	**$20.81**
Total return*	2.41%	26.25%
Ratios to average net assets:		
Net investment income (loss)	(1.06%)	(.92%)
Total expenses	2.75%	2.83%
Expenses before offsets	2.75%	2.83%
Net expenses	2.67%	2.80%
Portfolio turnover	76%	82%
Net assets, ending (in thousands)	**$11,278**	**$9,777**

	Years Ended		
Class C Shares	September 30, 1998	September 30, 1997	September 30, 1996
Net asset value, beginning	$21.39	$18.20	$17.28
Income from investment operations			
Net investment income (loss)	(.13)	(.07)	(.15)
Net realized and unrealized gain (loss)	(2.05)	3.68	1.51
Total from investment operations	(2.18)	3.61	1.36
Distributions from			
Net realized gains	(1.38)	(.42)	(.44)
Total distributions	(1.38)	(.42)	(.44)
Total increase (decrease) in net asset value	(3.56)	3.19	.92
Net asset value, ending	**$17.83**	**$21.39**	**$18.20**
Total return*	(10.22%)	20.22%	8.07%
Ratios to average net assets:			
Net investment income (loss)	(.79%)	(.42%)	(.88%)
Total expenses	2.91%	2.91%	3.08%
Expenses before offsets	2.91%	2.91%	3.08%
Net expenses	2.85%	2.76%	2.93%
Portfolio turnover	84%	58%	96%
Net assets, ending (in thousands)	**$8,043**	**$8,799**	**$6,779**

CALVERT NEW VISION SMALL CAP FINANCIAL HIGHLIGHTS

CLASS A SHARES	YEARS ENDED SEPTEMBER 30, 2000	SEPTEMBER 30, 1999
Net asset value, beginning	$13.49	$12.04
Income from investment operations		
Net investment income (loss)	(.13)	(.05)
Net realized and unrealized gain (loss)	5.07	1.50
Total from investment operations	4.94	1.45
Total increase (decrease) in net asset value	4.94	1.45
Net asset value, ending	$18.43	$13.49
Total return*	36.62%	12.04%
Ratios to average net assets:		
Net investment income (loss)	(.82%)	(.39%)
Total expenses	1.79%	1.96%
Expenses before offsets	1.76%	1.93%
Net expenses	1.50%	1.66%
Portfolio turnover	113%	68%
Net assets, ending (in thousands)	$79,641	$52,961

CLASS A SHARES	PERIODS ENDED SEPTEMBER 30, 1998	SEPTEMBER 30, 1997 #
Net asset value, beginning	$15.65	$15.00
Income from investment operations		
Net investment income (loss)	(.02)	(.05)
Net realized and unrealized gain (loss)	(3.55)	.70
Total from investment operations	(3.57)	.65
Distributions from		
Net realized gain	(.04)	—
Total distributions	(.04)	—
Total increase (decrease) in net asset value	(3.61)	.65
Net asset value, ending	$12.04	$15.65
Total return*	(22.86%)	4.33%
Ratios to average net assets:		
Net investment income (loss)	(.17%)	(.71%) (a)
Total expenses	1.88%	4.72% (a)
Expenses before offsets	1.82%	1.36% (a)
Net expenses	1.71%	.90% (a)
Portfolio turnover	68%	196%
Net assets, ending (in thousands)	$61,765	$3,260

CALVERT NEW VISION SMALL CAP
FINANCIAL HIGHLIGHTS

	Periods Ended		
Class B Shares	September 30, 2000	September 30, 1999	September 30, 1998 ##
Net asset value, beginning	**$13.29**	**$12.01**	**$16.18**
Income from investment operations			
Net investment income (loss)	(.30)	(.15)	(.05)
Net realized and unrealized gain (loss)	4.97	1.43	(4.12)
Total from investment operations	4.67	1.28	(4.17)
Total increase (decrease) in net asset value	4.67	1.28	(4.17)
Net asset value, ending	**$17.96**	**$13.29**	**$12.01**
Total return*	35.14%	10.66%	(25.77%)
Ratios to average net assets:			
Net investment income (loss)	(1.86%)	(1.68%)	(1.39%) (a)
Total expenses	2.97%	3.87%	7.68% (a)
Expenses before offsets	2.94%	3.33%	3.40% (a)
Net expenses	2.52%	2.93%	2.99% (a)
Portfolio turnover	113%	68%	68%
Net assets, ending (in thousands)	**$4,484**	**$1,504**	**$523**

CALVERT NEW VISION SMALL CAP
FINANCIAL HIGHLIGHTS

Class C Shares	Years Ended September 30, 2000	Years Ended September 30, 1999
Net asset value, beginning	$13.27	$11.95
Income from investment operations		
Net investment income (loss)	(.26)	(.22)
Net realized and unrealized gain (loss)	4.98	1.54
Total from investment operations	4.72	1.32
Total increase (decrease) in net asset value	4.72	1.32
Net asset value, ending	$17.99	$13.27
Total return*	35.57%	11.05%
Ratios to average net assets:		
Net investment income (loss)	(1.66%)	(1.27%)
Total expenses	2.68%	2.87%
Expenses before offsets	2.65%	2.84%
Net expenses	2.33%	2.53%
Portfolio turnover	113%	68%
Net assets, ending (in thousands)	$8,799	$6,215

Class C Shares	Periods Ended September 30, 1998	Periods Ended September 30, 1997 #
Net asset value, beginning	$15.62	$15.00
Income from investment operations		
Net investment income (loss)	(.15)	(.10)
Net realized and unrealized gain (loss)	(3.48)	.72
Total from investment operations	(3.63)	.62
Distributions from		
Net realized gain	(.04)	—
Total distributions	(.04)	—
Total increase (decrease) in net asset value	(3.67)	.62
Net asset value, ending	$11.95	$15.62
Total return*	(23.31%)	4.13%
Ratios to average net assets:		
Net investment income (loss)	(1.15%)	(.95%)(a)
Total expenses	2.94%	10.91%(a)
Expenses before offsets	2.78%	1.47%(a)
Net expenses	2.64%	1.15%(a)
Portfolio turnover	68%	196%
Net assets, ending (in thousands)	$7,097	$318

CSIF BOND
FINANCIAL HIGHLIGHTS

Class A Shares	Years Ended September 30, 2000	Years Ended September 30, 1999
Net asset value, beginning	**$15.59**	**$16.88**
Income from investment operations		
Net investment income	1.06	.93
Net realized and unrealized gain (loss)	(.20)	(.74)
Total from investment operations	.86	.19
Distributions from		
Net investment income	(1.06)	(.93)
Net realized gains	(.01)	(.55)
Total distributions	(1.07)	(1.48)
Total increase (decrease) in net asset value	(.21)	(1.29)
Net asset value, ending	**$15.38**	**$15.59**
Total return*	5.76%	1.18%
Ratios to average net assets:		
Net investment income	6.90%	5.79%
Total expenses	1.20%	1.13%
Expenses before offsets	1.20%	1.13%
Net expenses	1.16%	1.09%
Portfolio turnover	1,011%	570%
Net assets, ending (in thousands)	**$71,525**	**$66,944**

Class A Shares	Years Ended September 30, 1998	Years Ended September 30, 1997	Years Ended September 30, 1996
Net asset value, beginning	**$16.64**	**$16.06**	**$16.34**
Income from investment operations			
Net investment income	.95	.96	.92
Net realized and unrealized gain (loss)	.41	.58	(.29)
Total from investment operations	1.36	1.54	.63
Distributions from			
Net investment income	(.96)	(.96)	(.91)
Net realized gains	(.16)	—	—
Tax return of capital	—	—	—
Total distributions	(1.12)	(.96)	(.91)
Total increase (decrease) in net asset value	.24	.58	(.28)
Net asset value, ending	**$16.88**	**$16.64**	**$16.06**
Total return*	8.46%	9.89%	3.96%
Ratios to average net assets:			
Net investment income	5.69%	5.85%	5.60%
Total expenses	1.14%	1.23%	1.29%
Expenses before offsets	1.14%	1.23%	1.29%
Net expenses	1.07%	1.19%	1.26%
Portfolio turnover	620%	319%	22%
Net assets, ending (in thousands)	**$65,807**	**$59,656**	**$62,259**

CSIF BOND
FINANCIAL HIGHLIGHTS

Class B Shares	Periods Ended September 30, 2000	September 30, 1999	September 30 1998 ##
Net asset value, beginning	**$15.53**	**$16.84**	**$16.69**
Income from investment operations			
Net investment income	.90	.74	.36
Net realized and unrealized gain (loss)	(.20)	(.79)	.19
Total from investment operations	.70	(.05)	.55
Distributions from			
Net investment income	(.89)	(.71)	(.40)
Net realized gains	(.01)	(.55)	—
Total distributions	(.90)	(1.26)	(.40)
Total increase (decrease) in net asset value	(.20)	(1.31)	.15
Net asset value, ending	**$15.33**	**$15.53**	**$16.84**
Total return*	4.61%	(.29%)	3.36%
Ratios to average net assets:			
Net investment income	5.89%	4.43%	4.14% (a)
Total expenses	2.26%	2.72%	8.08% (a)
Expenses before offsets	2.26%	2.56%	2.55% (a)
Net expenses	2.20%	2.50%	2.50% (a)
Portfolio turnover	1,011%	570%	620%
Net assets, ending (in thousands)	**$3,220**	**$2,773**	**$557**

Class C Shares	Periods Ended September 30, 2000	September 30, 1999	September 30, 1998 ^
Net asset value, beginning	**$15.51**	**$16.84**	**$16.81**
Income from investment operations			
Net investment income	.86	.74	.21
Net realized and unrealized gain (loss)	(.18)	(.80)	.08
Total from investment operations	.68	(.06)	.29
Distributions from			
Net investment income	(.87)	(.72)	(.26)
Net realized gains	(.01)	(.55)	—
Total distributions	(.88)	(1.27)	(.26)
Total increase (decrease) in net asset value	(.20)	(1.33)	.03
Net asset value, ending	**$15.31**	**$15.51**	**$16.84**
Total return*	4.48%	(.40%)	1.75%
Ratios to average net assets:			
Net investment income	5.64%	4.41%	4.06% (a)
Total expenses	2.45%	2.85%	7.09% (a)
Expenses before offsets	2.45%	2.55%	2.74% (a)
Net expenses	2.40%	2.50%	2.50% (a)
Portfolio turnover	1,011%	570%	620%
Net assets, ending (in thousands)	$1,810	$1,779	$399

CSIF MONEY MARKET FINANCIAL HIGHLIGHTS

	Years Ended September 30, 2000	September 30, 1999
Net asset value, beginning	$1.00	$1.00
Income from investment operations		
Net investment income	.054	.045
Distributions from		
Net investment income	(.054)	(.045)
Net asset value, ending	$1.00	$1.00
Total return*	5.53%	4.54%
Ratios to average net assets:		
Net investment income	5.39%	4.43%
Total expenses	.84%	.90%
Expenses before offsets	.84%	.89%
Net expenses	.82%	.87%
Net assets, ending (in thousands)	$206,753	$193,941

	Years Ended September 30, 1998	September 30, 1997	September 30, 1996
Net asset value, beginning	$1.00	$1.00	$1.00
Income from investment operations			
Net investment income	.049	.048	.048
Distributions from			
Net investment income	(.049)	(.048)	(.048)
Net asset value, ending	$1.00	$1.00	$1.00
Total return*	5.02%	4.89%	4.88%
Ratios to average net assets:			
Net investment income	4.92%	4.79%	4.77%
Total expenses	.94%	1.00%	1.10%
Expenses before offsets	.89%	.89%	.89%
Net expenses	.87%	.87%	.87%
Net assets, ending (in thousands)	$172,701	$166,111	$166,516

(a) *Annualized*

\# *From January 31, 1997 inception.*
\## *From April 1, 1998 inception.*
\### *From April 15, 1998 inception.*
^ *From June 1, 1998 inception.*
^^ *From June 30, 2000 inception.*

* *Total return is not annualized for periods less than one year and does not reflect deduction of any front-end or deferred sales charge.*

EXHIBIT A

Reduced Sales Charges (Class A Only)

You may qualify for a reduced sales charge through several purchase plans available. You must notify the Fund at the time of purchase to take advantage of the reduced sales charge.

Rights of Accumulation can be applied to several accounts

Class A sales charge breakpoints are automatically calculated for each account based on the higher of cost or current value of shares previously purchased. This privilege can be applied to a family group or other qualified group* upon request. Shares could then be purchased at the reduced sales charge which applies to the entire group; that is, based on the higher of cost or current value of shares previously purchased and currently held by all the members of the group.

Letter of Intent

If you (or your group, as described above) plan to purchase $50,000 or more of Calvert Fund shares over the next 13 months, your sales charge may be reduced through a "Letter of Intent." You pay the lower sales charge applicable to the total amount you plan to invest over the 13-month period, excluding any money market fund purchases, instead of the higher 4.75% sales charge. Part of your shares will be held in escrow, so that if you do not invest the amount indicated, you will have to pay the sales charge applicable to the smaller investment actually made. For more information, see the SAI.

Retirement Plans Under Section 457, Section 403(b)(7), or Section 401(k)

There is no sales charge on shares purchased for the benefit of a retirement plan under section 457 of the Internal Revenue Code of 1986, as amended ("Code"), or for a plan qualifying under section 403(b) or 401(k) of the Code if, at the time of purchase, (i) Calvert has been notified in writing that the 403(b) or 401(k) plan has at least 200 eligible employees and is not sponsored by a K-12 school district, or (ii) the cost or current value of shares a 401(k) plan has in Calvert Funds (except money market funds) is at least $1 million.
Neither the Funds, nor Calvert Distributors, Inc. ("CDI"), nor any affiliate thereof will reimburse a plan or participant for any sales charges paid prior to receipt of such written communication and confirmation by Calvert. Plan administrators should send requests for the waiver of sales charges based on the above conditions to: Calvert Retirement Plans, 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814.

Other Circumstances

There is no sales charge on shares of any fund of the Calvert Funds sold to (i) current or retired Directors, Trustees, or Officers of the Calvert Funds, employees of Calvert Group, Ltd. and its affiliates, or their family members; (ii) CSIF Advisory Council Members, directors, officers, and employees of any sub-advisor for the Calvert Group, employees of broker/dealers distributing the Fund's shares and immediate family members of the Council, subadvisor, or broker/dealer; (iii) Purchases made through a Registered Investment Advisor; (iv) Trust departments of banks or savings institutions for trust clients of such bank or institution; (v) Purchases through a broker maintaining an omnibus account with the Fund, provided the purchases are made by (a) investment advisors or financial planners placing trades for their own accounts (or the accounts of their clients) and who charge a management, consulting, or other fee for their services; or (b) clients of such investment advisors or financial planners who place trades for their own accounts if such accounts are linked to the master account of such investment advisor or financial planner on the books and records of the broker or agent; or (c) retirement and deferred compensation plans and trusts, including, but not limited to, those defined in section 401(a) or section 403(b) of the I.R.C., and "rabbi trusts."

Established Accounts
Shares of CSIF Balanced may be sold at net asset value to you if your account was established on or before July 17, 1986.

Dividends and Capital Gain Distributions from other Calvert Funds
You may prearrange to have your dividends and capital gain distributions from another Calvert Fund automatically invested in another account with no additional sales charge.

Purchases made at NAV
Except for money market funds, if you make a purchase at NAV, you may exchange that amount to another Calvert Fund at no additional sales charge.

Reinstatement Privilege
If you redeem shares and then within 60 days decide to reinvest in the same Fund, you may do so at the net asset value next computed after the reinvestment order is received, without a sales charge. You may use the reinstatement privilege only once. The Funds reserve the right to modify or eliminate this privilege.

* A "qualified group" is one which:

1. has been in existence for more than six months, and
2. has a purpose other than acquiring shares at a discount, and
3. satisfies uniform criteria which enable CDI and brokers offering shares to realize economies of scale in distributing such shares.

A qualified group must have more than 10 members, must be available to arrange for group meetings between representatives of CDI or brokers distributing shares, must agree to include sales and other materials related to the Funds in its publications and mailings to members at reduced or no cost to CDI or brokers. A pension plan is not a qualified group for rights of accumulation.

EXHIBIT B

Service Fees and Arrangements with Dealers

Calvert Distributors, Inc., each Fund's underwriter, pays dealers a commission, or reallowance (expressed as a percentage of the offering price for Class A, and a percentage of amount invested for Class B and C) when you purchase shares of non-money market funds. CDI also pays dealers an ongoing service fee while you own shares of that Fund (expressed as an annual percentage rate of average daily net assets held in Calvert accounts by that dealer). The table below shows the amount of payment which differs depending on the Class.

	Maximum Commission/Service Fees		
CSIF Money Market	None/0.25%		
	Class A	Class B*	Class C**
CSIF Balanced	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
CSIF Equity	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
Calvert Social Index Fund	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
CSIF Enhanced Equity	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
Calvert Large Cap Growth	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
Capital Accumulation	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
CWVF International Equity	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
New Vision Small Cap	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
CSIF Technology	4.00%/0.25%	4.00%/0.25%	1.00%/1.00%
CSIF Bond	3.00%/0.25%	3.00%/0.25%	1.00%/1.00%

*Class B service fee begins to accrue in 13th month.
**Class C pays dealers a service fee of 0.25% and additional compensation of 0.75% for a total of 1%. Begins to accrue in 13th month.

Occasionally, CDI may reallow to dealers the full Class A front-end sales charge. CDI may also pay additional concessions, including de minimus non-cash promotional incentives, such as de minimus merchandise or trips, to brokers employing registered representatives who have sold or are expected to sell a minimum dollar amount of shares of the Funds and/or shares of other Funds underwritten by CDI. CDI may make expense reimbursements for special training of a broker's registered representatives, advertising or equipment, or to defray the expenses of sales contests. Calvert, CDI, or their affiliates may pay certain broker-dealers and/or other persons, for the sale and distribution of the securities or for services to the Fund. Payments may include additional compensation beyond the regularly scheduled rates, and finder's fees. CDI pays dealers a finder's fee on Class A shares purchased at NAV in accounts with $1 million or more (excluding CSIF Money Market.) The finder's fee is 1% of the purchase NAV amount on the first $2 million, 0.80% on $2 to $3 million, 0.50% on $3 to $50 million, 0.25% on $50 to $100 million, and 0.15% over $100 million. All payments will be in compliance with the rules of the National Association of Securities Dealers, Inc.

To Open an Account:
800-368-2748

Performance and Prices:
www.calvert.com
Calvert Information Network
24 hours, 7 days a week
800-368-2745

Service for Existing Accounts:
Shareholders 800-368-2745
Brokers 800-368-2746

TDD for Hearing-Impaired:
800-541-1524

Branch Office:
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

Registered, Certified or
Overnight Mail:
Calvert Group
c/o NFDS
330 West 9th Street
Kansas City, MO 64105

Calvert Web-Site
Address: www.calvert.com

PRINCIPAL UNDERWRITER
Calvert Distributors, Inc.
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

For investors who want more information about the Funds, the following documents are available free upon request:

Annual/Semi-Annual Reports: Additional information about each Fund's investments is available in the Fund's Annual and Semi-Annual reports to shareholders. In each Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Statement of Additional Information (SAI): The SAI for each Fund provides more detailed information about the Fund and is incorporated into this prospectus by reference.

You can get free copies of reports and SAIs, request other information and discuss your questions about the Funds by contacting your financial professional, or the Funds at:

Calvert Group
4550 Montgomery Ave.
Suite 1000N
Bethesda, MD 20814

Telephone: 1-800-368-2745

Calvert Web-Site
www.calvert.com

You can review information about the Fund at the Commission's Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the Fund are available on the EDGAR database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Section of the Commission, Washington, D.C. 20549-0102.

Investment Company Act file:
no. 811-3334(CSIF)
no. 811- 06563(CWVF International Equity and Capital Accumulation)
no. 811- 3416 (New Vision)
no. 811-09877 (Calvert Social Index Fund)
no. 811-10045 (Calvert Large Cap Growth)

Printed on recycled paper using soy inks

CONFIDENTIAL

INVESTMENT ADVISORY AGREEMENT
CALVERT SOCIAL INVESTMENT FUND

INVESTMENT ADVISORY AGREEMENT, made this 1st day of March, 1999, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Advisor"), and CALVERT SOCIAL INVESTMENT FUND, a Massachusetts business trust created pursuant to a Declaration of Trust filed with the Secretary of State of the Commonwealth of Massachusetts (the "Trust"), both having their principal place of business at 4550 Montgomery Avenue, Bethesda, Maryland.

WHEREAS, the Trust is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of investing and reinvesting its assets in securities, as set forth in its Declaration of Trust, its By-laws and its registration statements under the 1940 Act and the Securities Act of 1933 as amended (the "1933 Act"); and the Trust, offering separate series ("Fund(s)"), desires to avail itself of the services, information, advice, assistance and facilities of an investment advisor and to have an investment advisor perform for it various investment advisory, research services, and other management services; and

WHEREAS, the Advisor is an investment advisor registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering management and investment advisory services to investment companies and desires to provide such services to the Trust;

NOW, THEREFORE in consideration of the terms and conditions hereinafter set forth, it is agreed as follows:

1. Employment of the Advisor. The Trust hereby employs the Advisor to manage the investment and reinvestment of the Trust assets, subject to the control and direction of the Trust's Board of Trustees, for the period and on the terms hereinafter set forth. The Advisor hereby accepts such employment and agrees during such period to render the services and assume the obligations in return for the compensation provided herein. The Advisor shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the Trust in any way or otherwise be deemed an agent of the Trust.

2. Obligations of and Services to be Provided by the Advisor. The Advisor undertakes to provide the following services and to assume the following obligations:

   a. The Advisor shall manage the investment and reinvestment of each Fund's assets, subject to and in accordance with the investment objectives and policies of the Fund, and the social investment screening criteria, as stated in the registration statement, and any directions which the Trust's Board of Trustees may issue from time to time. In pursuance of the foregoing, the Advisor shall make all determinations with respect to the investment of each Fund's assets and the purchase and sale of portfolio securities and shall take such steps as may be necessary to implement the same. Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, any other rights pertaining to a Fund's portfolio securities shall be exercised. The Advisor shall render regular reports to the Trust's Board of Trustees concerning each Fund's investment activities.

b. The Advisor shall, in the name of the Trust and on behalf of each Fund, place orders for the execution of the Fund's portfolio transactions in accordance with the policies with respect thereto set forth in the Trust's current registration statement under the 1940 Act and the 1933 Act. In connection with the placement of orders for the execution of each Fund's portfolio transactions, the Advisor shall create and maintain all necessary brokerage records of the Fund in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act. All records shall be the property of the Trust and shall be available for inspection and use by the Securities and Exchange Commission (the "SEC"), the Trust or any person retained by the Trust. Where applicable, such records shall be maintained by the Advisor for the periods and the places required by Rule 31a-2 under the 1940 Act.

c. The Advisor shall bear its expenses of providing services to the Trust and each Fund pursuant to this Agreement except such expenses as are undertaken by the Trust or the Fund. In addition, the Advisor shall pay the salaries and fees of all Trustees and executive officers who are employees of the Advisor or its affiliates ("Advisor Employees").

d. In providing the services and assuming the obligations set forth herein, the Advisor may, at its own expense, employ one or more Subadvisors, as approved by the Board of Trustees.

e. The Advisor is responsible for screening investments to determine that they meet the Fund's social investment screening criteria, as may be amended from time to time with the approval of the Board.

3. Expenses of each Fund. Each Fund shall pay all expenses other than those expressly assumed by the Advisor. Expenses payable by the Fund shall include, but are not limited to:

a. Fees to the Advisor as provided herein;

b. Legal and audit expenses;

c. Fees and expenses related to the registration and qualification of the Trust and its shares for distribution under federal and state securities laws;

d. Expenses of the administrative services agent, transfer agent, registrar, custodian, dividend disbursing agent and shareholder servicing agent;

e. Any telephone charges associated with shareholder servicing or the maintenance of the Funds or Trust;

f. Salaries, fees and expenses of Trustees and executive officers of the Trust, other than Advisor Employees;

g. Taxes and corporate fees levied against the Trust;

h. Brokerage commissions and other expenses associated with the purchase and sale of portfolio securities for the Trust;

i. Expenses, including interest, of borrowing money;

j. Expenses incidental to meetings of the Trust's shareholders and the maintenance of the Trust's organizational existence;

k. Expenses of printing stock certificates representing shares of the Trust and expenses of preparing, printing and mailing notices, proxy material, reports to regulatory bodies and reports to shareholders of the Trust;

l. Expenses of preparing and typesetting of prospectuses of the Trust;

m. Expenses of printing and distributing prospectuses to shareholders of the Trust;

n. Association membership dues;

o. Insurance premiums for fidelity and other coverage;

p. Distribution Plan expenses, as permitted by Rule 12b-1 under the 1940 Act and as approved by the Board; and

q. Such other legitimate Trust expenses as the Board of Trustees may from time to time determine are properly chargeable to the Trust.

4. Compensation of Advisor.

a. As compensation for the services rendered and obligations assumed hereunder by the Advisor, the Trust shall pay to the Advisor within ten (10) days after the last day of each calendar month a fee equal on an annualized basis as shown on Schedule A. Any amendment to the Schedule pertaining to any new or existing Fund shall not be deemed to affect the interest of any other Fund and shall not require the approval of the shareholders of any other Fund.

b. Such fee shall be computed and accrued daily. Upon termination of this Agreement before the end of any calendar month, the fee for such period shall be prorated. For purposes of calculating the Advisor's fee, the daily value of a Fund's net assets shall be computed by the same method as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares.

c. The Advisor reserves the right (i) to waive all or part of its fee and assume expenses of a Fund and (ii) to make payments to brokers and dealers in consideration of their promotional or administrative services.

5. Activities of the Advisor. The services of the Advisor to the Trust and each Fund hereunder are not to be deemed exclusive, and the Advisor shall be free to render similar services to others. It is understood that Trustees and officers of the Trust are or may become interested in the Advisor as stockholders, officers, or otherwise , and that stockholders and officers of the Advisor are or may become similarly interested in the Trust, and that the Advisor may become interested in the Trust as shareholder or otherwise.

6. Use of Names.

a. The Trust or any Fund shall not use the name of the Advisor in any prospectus, sales literature or other material relating to the Trust in any manner not approved prior thereto by the Advisor; provided, however, that the Advisor shall approve all uses of its name which merely refer in accurate terms to its appointment hereunder or which are required by the SEC; and, provided, further, that in no event shall such approval be unreasonably withheld. The Advisor shall not use the name of the Trust or any Fund in any material relating to the Advisor in any manner not approved prior thereto by the Trust; provided, however, that the Trust shall approve all uses of its name which merely refer in accurate terms to the appointment of the Advisor hereunder or which are required by the SEC; and, provide, further, that in no event shall such approval be unreasonably withheld.

b. The Trustees of the Trust acknowledge that, in consideration of the Advisor's assumption of certain expenses of formation of the Trust, the Advisor has reserved for itself the rights to the name "Calvert Social Investment Fund" (or any similar name) and that use by the Trust of such name shall continue only with the continuing consent of the Advisor, which consent may be withdrawn at any time, effective immediately, upon written notice thereof to the Trust.

7. Liability of the Advisor. Absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Advisor, the Advisor shall not be subject to liability to the Trust or to any shareholder of the Trust for any act or omission in the course of. or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

8. Force Majeure. The Advisor shall not be liable for delays or errors occurring by reason of circumstances beyond its control. including but not limited to acts of civil or military authority, national emergencies. work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Advisor shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto.

9. Renewal. Termination and Amendment. This Agreement shall continue in effect with respect to each Fund, unless sooner terminated as hereinafter provided, through December 31, 1999, and indefinitely thereafter if its continuance shall be specifically approved at least annually by vote of the holders of a majority of the outstanding voting securities of a Fund or by vote of a majority of the Trust's Board of Trustees; and further provided that such continuance is also approved annually by the vote of a majority of the Trustees who are not parties to this Agreement or interested persons of the Advisor, cast in person at a meeting called for the purpose of voting on such approval, or as allowed by law. This Agreement may be terminated at any time with respect to a Fund, without payment of any penalty, by the Trust's Board of Trustees or by vote of the majority of the outstanding voting securities of the Fund upon 60 days' prior written notice to the Advisor and by the Advisor upon 60 days' prior written notice to the Trust. This Agreement may be amended with respect to a Fund at any time by the parties, subject to approval by the Trust's Board of Trustees and, if required by applicable SEC rules and regulations, a vote of a majority of the Fund's outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment. The terms "assignment", "interested person", and "vote of a majority of the outstanding voting securities" shall have the meaning set forth for such terms in the 1940 Act.

10. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11. Miscellaneous. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Calvert Social Investment Fund

By: ______________________

Title: Treasurer

Calvert Asset Management Company, Inc.

By: ______________________

Title: Senior Vice President

Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert Social Investment Fund

Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Social Investment Fund ("CSIF") dated March 1, 1999, with respect to each CSIF Portfolio, the Advisor is entitled to receive from each Portfolio an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Portfolio.

Calvert Social Investment Fund Money Market Portfolio:	0.30%
Calvert Social Investment Fund Balanced Portfolio:	0.425% on the first $500 million 0.40% on the next $500 million 0.375% over $1 billion
Calvert Social Investment Fund Bond Portfolio:	0.35%
Calvert Social Investment Fund Equity Portfolio:	0.50%
Calvert Social Investment Fund Managed Index Portfolio:	0.60% on the first $500 million 0.55% over $500 million
Calvert Social Investment Fund Technology Portfolio:	1.25%

CONFIDENTIAL

INVESTMENT ADVISORY AGREEMENT
CALVERT WORLD VALUES FUND, INC.

INVESTMENT ADVISORY AGREEMENT, made this 1st day of March, 1999, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Advisor"), and CALVERT WORLD VALUES FUND, INC., a Maryland corporation (the "Corporation"), both having their principal place of business at 4550 Montgomery Avenue, Bethesda, Maryland.

WHEREAS, the Corporation is registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of investing and reinvesting its assets in securities, as set forth in its Articles of Incorporation, its Bylaws and its registration statements under the 1940 Act and the Securities Act of 1933 (the "1933 Act"), as amended; offering separate series ("Fund(s)"), and the Corporation desires to avail itself of the services, information, advice, assistance and facilities of an investment advisor and to have an investment advisor perform for it various investment advisory, research services and other management services; and

WHEREAS, the Advisor is an investment advisor registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering management, and investment advisory services to investment companies and desires to provide such services to the Corporation;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth, it is agreed as follows:

1. Employment of the Advisor. The Corporation hereby employs the Advisor to manage the investment and reinvestment of the Corporation assets, subject to the control and direction of the Corporation's Board of Directors, for the period and on the terms hereinafter set forth. The Advisor hereby accepts such employment and agrees during such period to render the services and to assume the obligations in return for the compensation herein provided. The Advisor shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the Corporation in any way or otherwise be deemed an agent of the Corporation.

2. Obligations of and Services to be Provided by the Advisor. The Advisor undertakes to provide the following services and to assume the following obligations:

   a. The Advisor shall manage the investment and reinvestment of the Corporation's assets, subject to and in accordance with the investment objectives and policies of each Fund, and the social investment screening criteria, as stated in the registration statement, and any directions which the Corporation's Board of Directors may issue from time to time. In pursuance of the foregoing, the Advisor shall make all determinations with respect to the investment of the Corporation's assets and the purchase and sale of portfolio securities and shall take such steps as may be necessary to implement the same. Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, any other rights pertaining to the Corporation's portfolio securities shall be exercised. The Advisor shall render regular reports to the Corporation's Board of Directors concerning the Corporation's investment activities.

b. The Advisor shall, in the name of the Corporation, on behalf of each Fund, place orders for the execution of portfolio transactions in accordance with the policies with respect thereto set forth in the Corporation's current registration statement under the 1940 Act and the 1933 Act. In connection with the placement of orders for the execution of portfolio transactions the Advisor shall create and maintain all necessary brokerage records of the Corporation in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act. All records shall be the property of the Corporation and shall be available for inspection and use by the SEC, the Corporation or any person retained by the Corporation. Where applicable, such records shall be maintained by the Advisor for the periods and the places required by Rule 31a-2 under the 1940 Act.

c. The Advisor shall bear its expenses of providing services to the Corporation pursuant to this Agreement except such expenses as are undertaken by the Corporation. In addition, the Advisor shall pay the salaries and fees of all Directors and executive officers who are employees of the Advisor or its affiliates ("Advisor Employees").

d. In providing the services and assuming the obligations set forth herein, the Advisor may, at its own expense, employ one or more Subadvisors, as approved by the Board of Directors.

e. The Advisor is responsible for screening investments to determine that they meet each Fund's social investment screening criteria, as may be amended from time to time with the approval of the Board.

3. <u>Expenses of each Fund.</u> Each Fund shall pay all expenses other than those expressly assumed by the Advisor. Expenses payable by the Fund shall include, but are not limited to:

a. Fees to the Advisor as provided herein;

b. Legal and audit expenses;

c. Fees and expenses related to the registration and qualification of the Corporation and its shares for distribution under federal and state securities laws;

d. Expenses of the administrative services agent, transfer agent, registrar, custodian, dividend disbursing agent and shareholder servicing agent;

e. Any telephone charges associated with shareholder servicing or the maintenance of the Funds or Corporation;

f. Salaries, fees and expenses of Directors and executive officers of the Corporation, other than Advisor Employees:

g. Taxes and corporate fees levied against the Corporation;

h. Brokerage commissions and other expenses associated with the purchase and sale of portfolio securities for the Corporation;

i. Expenses, including interest, of borrowing money;

j. Expenses incidental to meetings of the Corporation's shareholders and the maintenance of the Corporation's organizational existence;

k. Expenses of printing stock certificates representing shares of the Corporation and expenses of preparing, printing and mailing notices, proxy material, reports to regulatory bodies and reports to shareholders of the Corporation;

l. Expenses of preparing and typesetting of prospectuses of the Corporation;

m. Expenses of printing and distributing prospectuses to shareholders of the Corporation;

n. Association membership dues;

o. Insurance premiums for fidelity and other coverage;

p. Distribution Plan expenses, as permitted by Rule 12b-1 under the 1940 Act and as approved by the Board; and

q. Such other legitimate Corporation expenses as the Board of Directors may from time to time determine are properly chargeable to the Corporation.

4. Compensation of Advisor.

a. As compensation for the services rendered and obligations assumed hereunder by the Advisor, the Trust shall pay to the Advisor within ten (10) days after the last day of each calendar month a fee equal on an annualized basis as shown on Schedule A. Any amendment to the Schedule pertaining to any new or existing Fund shall not be deemed to affect the interest of any other Fund and shall not require the approval of the shareholders of any other Fund.

b. Such fee shall be computed and accrued daily. Upon termination of this Agreement before the end of any calendar month, the fee for such period shall be prorated. For purposes of calculating the Advisor's fee, the daily value of a Fund's net assets shall be computed by the same method as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares.

c. The Advisor reserves the right (i) to waive all or part of its fee and assume expenses of a Fund and (ii) to make payments to brokers and dealers in consideration of their promotional or administrative services.

5. Activities of the Advisor. The services of the Advisor to the Corporation hereunder are not to be deemed exclusive, and the Advisor shall be free to render similar services to others. It is understood that Directors and officers of the Corporation are or may become interested in the Advisor as stockholders, officers, or otherwise, and that stockholders and officers of the Advisor are or may become similarly interested in the Corporation, and that the Advisor may become interested in the Corporation as a shareholder or otherwise.

6. Use of Names. The Corporation shall not use the name of the Advisor in any prospectus, sales literature or other material relating to the Corporation in any manner not approved prior thereto by the Advisor; provided, however, that the Advisor shall approve all uses of its name which merely refer in accurate terms to its appointment hereunder or which are required by the SEC; and, provided, further, that in no event shall such approval be unreasonably withheld. The Advisor shall not use the name of the Corporation or any Corporation in any material relating to the Advisor in any manner not approved prior thereto by the Corporation; provided, however, that the Corporation shall approve all uses of its name which merely refer in accurate terms to the appointment of the Advisor hereunder or which are required by the SEC; and, provide, further, that in no event shall such approval be unreasonably withheld.

7. Liability of the Advisor. Absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Advisor, the Advisor shall not be subject to liability to the Corporation or to any shareholder of the Corporation for any act or omission in the course of, or connected with, rendering

services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

8. Force Majeure. The Advisor shall not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or military authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Advisor shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto.

9. Renewal, Termination and Amendment. This Agreement shall continue in effect with respect to the Corporation, unless sooner terminated as hereinafter provided, through December 31, 1999, and indefinitely thereafter if its continuance shall be specifically approved at least annually by vote of the holders of a majority of the outstanding voting securities of the Corporation or by vote of a majority of the Corporation's Board of Directors; and further provided that such continuance is also approved annually by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of the Advisor, cast in person at a meeting called for the purpose of voting on such approval, or as allowed by law. This Agreement may be terminated at any time, without payment of any penalty, by the Corporation's Board of Directors or by a vote of the majority of the outstanding voting securities of the Corporation upon 60 days' prior written notice to the Advisor and by the Advisor upon 60 days' prior written notice to the Corporation. This Agreement may be amended at any time by the parties, subject to approval by the Corporation's Board of Directors and, if required by applicable SEC rules and regulations, a vote of a majority of the Corporation's outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment. The terms "assignment" and "vote of a majority of the outstanding voting securities" shall have the meaning set forth for such terms in the 1940 Act.

10. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11. Miscellaneous. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

CALVERT WORLD VALUES FUND, INC.

By: Ronald M. Wolfsheimer

Title: Treasurer

CALVERT ASSET MANAGEMENT COMPANY, INC.

By: [signature]

Title: Senior Vice President

Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert World Values Fund, Inc.

Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset management company, Inc. (the "Advisor") and Calvert World Values Fund, Inc. ("CWVF") dated March 1, 1999, with respect to each CWVF Portfolio, the Advisor is entitled to receive from each Portfolio an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Portfolio.

CWVF International Equity:	0.75% on the first $250 million 0.725% on the next $250 million 0.675% above $500 million
CWVF Capital Accumulation	0.65%

CONFIDENTIAL

INVESTMENT ADVISORY AGREEMENT
CALVERT SOCIAL INDEX SERIES, INC.

INVESTMENT ADVISORY AGREEMENT, made this 22nd day of June, 2000, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Advisor"), and CALVERT SOCIAL INDEX SERIES, INC., a Maryland corporation (the "Registered Investment Company" or "RIC"), both having their principal place of business at 4550 Montgomery Avenue, Bethesda, Maryland.

WHEREAS, the RIC is registered as an open-end investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of investing and reinvesting its assets in securities, as set forth in its Articles and its By-laws and its registration statements under the 1940 Act and the Securities Act of 1933 as amended (the "1933 Act"); and the RIC, offering separate series ("Fund(s)"), desires to avail itself of the services, information, advice, assistance and facilities of an investment advisor and to have an investment advisor perform for it various investment advisory, research services, and other management services; and

WHEREAS, the Advisor is an investment advisor registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering management and investment advisory services to investment companies and desires to provide such services to the RIC;

NOW, THEREFORE in consideration of the terms and conditions hereinafter set forth, it is agreed as follows:

1. Employment of the Advisor. The RIC hereby employs the Advisor to manage the investment and reinvestment of the RIC assets, subject to the control and direction of the RIC's Board of Directors, for the period and on the terms hereinafter set forth. The Advisor hereby accepts such employment and agrees during such period to render the services and assume the obligations in return for the compensation provided herein. The Advisor shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the RIC in any way or otherwise be deemed an agent of the RIC.

2. Obligations of and Services to be Provided by the Advisor. The Advisor undertakes to provide the following services and to assume the following obligations:

    a. The Advisor shall manage the investment and reinvestment of each Fund's assets, subject to and in accordance with the investment objectives and policies of the Fund, and the social investment screening criteria, as stated in the registration statement. In pursuance of the foregoing, the Advisor shall make all determinations with respect to the investment of each Fund's assets and the purchase and sale of portfolio securities and shall take such steps as may be necessary to implement the same. Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, any other rights pertaining to a Fund's portfolio securities shall be exercised. The Advisor shall render regular reports to the RIC's Board of Directors concerning each Fund's investment activities.

b. The Advisor shall, in the name of the RIC and on behalf of each Fund, place orders for the execution of the Fund's portfolio transactions in accordance with the policies with respect thereto set forth in the RIC's current registration statement under the 1940 Act and the 1933 Act. In connection with the placement of orders for the execution of each Fund's portfolio transactions, the Advisor shall create and maintain all necessary brokerage records of the Fund in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act. All records shall be the property of the RIC and shall be available for inspection and use by the Securities and Exchange Commission (the "SEC"), the RIC or any person retained by the RIC. Where applicable, such records shall be maintained by the Advisor for the periods and the places required by Rule 31a-2 under the 1940 Act.

c. The Advisor shall bear its expenses of providing services to the RIC and each Fund pursuant to this Agreement except such expenses as are undertaken by the RIC or the Fund. In addition, the Advisor shall pay the salaries and fees of all Directors and executive officers who are employees of the Advisor or its affiliates ("Advisor Employees").

d. In providing the services and assuming the obligations set forth herein, the Advisor may, at its own expense, employ one or more Subadvisors, as approved by the Board of Directors.

e. The Advisor is responsible for screening investments to determine that they meet the Fund's social investment screening criteria. The RIC acknowedges that social screening may either be performed directly by the Advisor, or by an affiliate of the Advisor.

3. Expenses of each Fund. Each Fund shall pay all expenses other than those expressly assumed by the Advisor. Expenses payable by the Fund shall include, but are not limited to:

a. Fees to the Advisor as provided herein;

b. Legal and audit expenses;

c. Fees and expenses related to the registration and qualification of the RIC and its shares for distribution under federal and state securities laws;

d. Expenses of the administrative services agent, transfer agent, registrar, custodian, fund accounting, dividend disbursing agent and shareholder servicing agent;

e. Any telephone charges associated with shareholder servicing or the maintenance of the Funds or RIC;

f. Salaries, fees and expenses of Directors and executive officers of the RIC, other than Advisor Employees;

g. Taxes and corporate fees levied against the RIC;

h. Brokerage commissions and other expenses associated with the purchase and sale of portfolio securities for the RIC;

i. Expenses, including interest, of borrowing money;

j. Expenses incidental to meetings of the RIC's shareholders and the maintenance of the RIC's organizational existence;

k. Expenses of printing stock certificates representing shares of the RIC and expenses of preparing, printing and mailing notices, proxy material, reports to regulatory bodies and reports to shareholders of the RIC;

l. Expenses of preparing and typesetting of prospectuses of the RIC;

m. Expenses of printing and distributing prospectuses to shareholders of the RIC;

n. Association membership dues;

o. Insurance premiums for fidelity and other coverage;

p. Distribution Plan expenses, as permitted by Rule 12b-1 under the 1940 Act and as approved by the Board; and

q. Such other legitimate RIC expenses as the Board of Directors may from time to time determine are properly chargeable to the RIC.

4. <u>Compensation of Advisor.</u>

a. As compensation for the services rendered and obligations assumed hereunder by the Advisor, the RIC shall pay to the Advisor within ten (10) days after the last day of each calendar month a fee equal on an annualized basis as shown on

Schedule A. Any amendment to the Schedule pertaining to any new or existing Fund shall not be deemed to affect the interest of any other Fund and shall not require the approval of the shareholders of any other Fund.

b. Such fee shall be computed and accrued daily. Upon termination of this Agreement before the end of any calendar month, the fee for such period shall be prorated. For purposes of calculating the Advisor's fee, the daily value of a Fund's net assets shall be computed by the same method as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares.

c. The Advisor reserves the right (i) to waive all or part of its fee and assume expenses of a Fund and (ii) to make payments to brokers and dealers in consideration of their promotional or administrative services.

5. Activities of the Advisor. The services of the Advisor to the RIC and each Fund hereunder are not to be deemed exclusive, and the Advisor shall be free to render similar services to others. It is understood that Directors and officers of the RIC are or may become interested in the Advisor as stockholders, officers, or otherwise , and that stockholders and officers of the Advisor are or may become similarly interested in the RIC, and that the Advisor may become interested in the RIC as shareholder or otherwise.

6. Use of Names.

a. The RIC or any Fund shall not use the name of the Advisor in any prospectus, sales literature or other material relating to the RIC in any manner not approved prior thereto by the Advisor; provided, however, that the Advisor shall approve all uses of its name which merely refer in accurate terms to its appointment hereunder or which are required by the SEC; and, provided, further, that in no event shall such approval be unreasonably withheld. The Advisor shall not use the name of the RIC or any Fund in any material relating to the Advisor in any manner not approved prior thereto by the RIC; provided, however, that the RIC shall approve all uses of its name which merely refer in accurate terms to the appointment of the Advisor hereunder or which are required by the SEC; and, provide, further, that in no event shall such approval be unreasonably withheld.

b. The Directors of the RIC acknowledge that, in consideration of the Advisor's assumption of certain expenses of formation of the RIC, the Advisor has reserved for itself the rights to the name "Calvert Social Index Series, Inc." (or any similar name) and that use by the RIC of such name shall continue only with the continuing consent of the Advisor, which consent may be withdrawn at any time, effective immediately, upon written notice thereof to the RIC.

7. Liability of the Advisor. Absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Advisor, the Advisor shall not be subject to liability to the RIC or to any shareholder of the RIC for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

8. Force Majeure. The Advisor shall not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or militaryv authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Advisor shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto.

9. Renewal, Termination and Amendment. This Agreement shall continue in effect with respect to each Fund, unless sooner terminated as hereinafter provided, through January 31, 2002, and indefinitely thereafter if its continuance shall be specifically approved at least annually by vote of the holders of a majority of the outstanding voting securities of a Fund or by vote of a majority of the RIC's Board of Directors; and further provided that such continuance is also approved annually by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of the Advisor, cast in person at a meeting called for the purpose of voting on such approval, or as allowed by law. This Agreement may be terminated at any time with respect to a Fund, without payment of any penalty, by the RIC's Board of Directors or by vote of the majority of the outstanding voting securities of the Fund upon 60 days' prior written notice to the Advisor and by the Advisor upon 60 days' prior written notice to the RIC. This Agreement may be amended with respect to a Fund at any time by the parties, subject to approval by the RIC's Board of Directors and, if required by applicable SEC rules and regulations, a vote of a majority of the Fund's outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment. The terms "assignment", "interested person", and "vote of a majority of the outstanding voting securities" shall have the meaning set forth for such terms in the 1940 Act.

10. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11. Miscellaneous. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Calvert Social Index Series, Inc.

By: ______________________
William M. Tartikoff
Vice President

Calvert Asset Management Company, Inc.

By: ______________________
Ronald M. Wolfsheimer
Senior Vice President

Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert Social Index Series, Inc.

Schedule A

I. Advisory Fee.

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Social Index Series, Inc. dated June 22 2000, each of the RIC's Portfolios shall pay the Advisor an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Portfolio.

Calvert Social Index Fund:	0.225%

CONFIDENTIAL

INVESTMENT ADVISORY AGREEMENT
CALVERT VARIABLE SERIES, INC.

INVESTMENT ADVISORY AGREEMENT, made this 1st day of March, 1999, by and between CALVERT ASSET MANAGEMENT COMPANY, INC., a Delaware corporation (the "Advisor"), and CALVERT VARIABLE SERIES, INC., a Maryland corporation (the "Corporation"), both having their principal place of business at 4550 Montgomery Avenue, Bethesda, Maryland.

WHEREAS, the Corporation is registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), for the purpose of investing and reinvesting its assets in securities, as set forth in its Articles of Incorporation, its Bylaws and its registration statements under the 1940 Act and the Securities Act of 1933 (the "1933 Act"), as amended; offering separate series ("Fund(s)"), and the Corporation desires to avail itself of the services, information, advice, assistance and facilities of an investment advisor and to have an investment advisor perform for it various investment advisory, research services and other management services; and

WHEREAS, the Advisor is an investment advisor registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering management, and investment advisory services to investment companies and desires to provide such services to the Corporation;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth, it is agreed as follows:

1. Employment of the Advisor. The Corporation hereby employs the Advisor to manage the investment and reinvestment certain of the Corporation assets, subject to the control and direction of the Corporation's Board of Directors, for the period and on the terms hereinafter set forth. The Advisor hereby accepts such employment and agrees during such period to render the services and to assume the obligations in return for the compensation herein provided. The Advisor shall for all purposes herein be deemed to be an independent contractor and shall, except as expressly provided or authorized (whether herein or otherwise), have no authority to act for or represent the Corporation in any way or otherwise be deemed an agent of the Corporation.

2. Obligations of and Services to be Provided by the Advisor. The Advisor undertakes to provide the following services and to assume the following obligations:

    a. The Advisor shall manage the investment and reinvestment of certain of the Corporation's assets, as shown on Schedule A, subject to and in accordance with the investment objectives and policies of each Fund, and the social investment screening criteria, as stated in the registration statement, and any directions which the Corporation's Board of Directors may issue from time to time. In pursuance of the foregoing, the Advisor shall make all determinations with respect to the investment of assets and the purchase and sale of portfolio securities and shall take such steps as may be necessary to implement the same. Such determination and services shall also include determining the manner in which voting rights, rights to consent to corporate action, any other rights pertaining to each Fund's portfolio securities shall be exercised. The Advisor shall render regular reports to the Corporation's Board of Directors concerning investment activities.

b. The Advisor shall, in the name of the Corporation, on behalf of the managed Funds, place orders for the execution of portfolio transactions in accordance with the policies with respect thereto set forth in the Corporation's current registration statement under the 1940 Act and the 1933 Act. In connection with the placement of orders for the execution of portfolio transactions the Advisor shall create and maintain all necessary brokerage records of the Corporation in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act. All records shall be the property of the Corporation and shall be available for inspection and use by the SEC, the Corporation or any person retained by the Corporation. Where applicable, such records shall be maintained by the Advisor for the periods and the places required by Rule 31a-2 under the 1940 Act.

c. The Advisor shall bear its expenses of providing services to the Corporation pursuant to this Agreement except such expenses as are undertaken by the Corporation. In addition, the Advisor shall pay the salaries and fees of all Directors and executive officers who are employees of the Advisor or its affiliates ("Advisor Employees").

d. In providing the services and assuming the obligations set forth herein, the Advisor may, at its own expense, employ one or more Subadvisors, as approved by the Board of Directors.

e. The Advisor is responsible for screening investments to determine that they meet each Fund's social investment screening criteria, as may be amended from time to time with the approval of the Board.

3. <u>Expenses of each Fund.</u> Each Fund shall pay all expenses other than those expressly assumed by the Advisor. Expenses payable by the Fund shall include, but are not limited to:

a. Fees to the Advisor as provided herein;

b. Legal and audit expenses;

c. Fees and expenses related to the registration and qualification of the Corporation and its shares for distribution under federal and state securities laws;

d. Expenses of the administrative services agent, transfer agent, registrar, custodian, dividend disbursing agent and shareholder servicing agent;

e. Any telephone charges associated with shareholder servicing or the maintenance of the Funds or Corporation;

f. Salaries, fees and expenses of Directors and executive officers of the Corporation, other than Advisor Employees;

g. Taxes and corporate fees levied against the Corporation;

h. Brokerage commissions and other expenses associated with the purchase and sale of portfolio securities for the Corporation;

i. Expenses, including interest, of borrowing money;

j. Expenses incidental to meetings of the Corporation's shareholders and the maintenance of the Corporation's organizational existence;

k. Expenses of printing stock certificates representing shares of the Corporation and expenses of preparing, printing and mailing notices, proxy material, reports to regulatory bodies and reports to shareholders of the Corporation;

l. Expenses of preparing and typesetting of prospectuses of the Corporation;

m. Expenses of printing and distributing prospectuses to shareholders of the Corporation;

n. Association membership dues;

o. Insurance premiums for fidelity and other coverage;

p. Distribution Plan expenses, as permitted by Rule 12b-1 under the 1940 Act and as approved by the Board; and

q. Such other legitimate Corporation expenses as the Board of Directors may from time to time determine are properly chargeable to the Corporation.

4. Compensation of Advisor.

a. As compensation for the services rendered and obligations assumed hereunder by the Advisor, the Trust shall pay to the Advisor within ten (10) days after the last day of each calendar month a fee equal on an annualized basis as shown on Schedule A. Any amendment to the Schedule pertaining to any new or existing Fund shall not be deemed to affect the interest of any other Fund and shall not require the approval of the shareholders of any other Fund.

b. Such fee shall be computed and accrued daily. Upon termination of this Agreement before the end of any calendar month, the fee for such period shall be prorated. For purposes of calculating the Advisor's fee, the daily value of a Fund's net assets shall be computed by the same method as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares.

c. The Advisor reserves the right (i) to waive all or part of its fee and assume expenses of a Fund and (ii) to make payments to brokers and dealers in consideration of their promotional or administrative services.

5. Activities of the Advisor. The services of the Advisor to the Corporation hereunder are not to be deemed exclusive, and the Advisor shall be free to render similar services to others. It is understood that Directors and officers of the Corporation are or may become interested in the Advisor as stockholders, officers, or otherwise, and that stockholders and officers of the Advisor are or may become similarly interested in the Corporation, and that the Advisor may become interested in the Corporation as a shareholder or otherwise.

6. Use of Names. The Corporation shall not use the name of the Advisor in any prospectus, sales literature or other material relating to the Corporation in any manner not approved prior thereto by the Advisor; provided, however, that the Advisor shall approve all uses of its name which merely refer in accurate terms to its appointment hereunder or which are required by the SEC; and, provided, further, that in no event shall such approval be unreasonably withheld. The Advisor shall not use the name of the Corporation or any Corporation in any material relating to the Advisor in any manner not approved prior thereto by the Corporation; provided, however, that the Corporation shall approve all uses of its name which merely refer in accurate terms to the appointment of the Advisor hereunder or which are required by the SEC; and, provide, further, that in no event shall such approval be unreasonably withheld.

7. Liability of the Advisor. Absent willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties hereunder on the part of the Advisor, the Advisor shall not be subject to liability to the Corporation or to any shareholder of the Corporation for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

8. Force Majeure. The Advisor shall not be liable for delays or errors occurring by reason of circumstances beyond its control, including but not limited to acts of civil or military authority, national emergencies, work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riot, or failure of communication or power supply. In the event of equipment breakdowns beyond its control, the Advisor shall take reasonable steps to minimize service interruptions but shall have no liability with respect thereto.

9. Renewal, Termination and Amendment. This Agreement shall continue in effect with respect to the Corporation, unless sooner terminated as hereinafter provided, through December 31, 1999, and indefinitely thereafter if its continuance shall be specifically approved at least annually by vote of the holders of a majority of the outstanding voting securities of the Corporation or by vote of a majority of the Corporation's Board of Directors; and further provided that such continuance is also approved annually by the vote of a majority of the Directors who are not parties to this Agreement or interested persons of the Advisor, cast in person at a meeting called for the purpose of voting on such approval, or as allowed by law. This Agreement may be terminated at any time, without payment of any penalty, by the Corporation's Board of Directors or by a vote of the majority of the outstanding voting securities of the Corporation upon 60 days' prior written notice to the Advisor and by the Advisor upon 60 days' prior written notice to the Corporation. This Agreement may be amended at any time by the parties, subject to approval by the Corporation's Board of Directors and, if required by applicable SEC rules and regulations, a vote of a majority of the Corporation's outstanding voting securities. This Agreement shall terminate automatically in the event of its assignment. The terms "assignment" and "vote of a majority of the outstanding voting securities" shall have the meaning set forth for such terms in the 1940 Act.

10. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

11. Miscellaneous. Each party agrees to perform such further actions and execute such further documents as are necessary to effectuate the purposes hereof. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Maryland. The captions in this Agreement are included for convenience only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

CALVERT VARIABLE SERIES, INC.

By: Ronald M. Wolfsheimer

Title: Treasurer

CALVERT ASSET MANAGEMENT COMPANY, INC.

By: Reno J. Martini

Title: Senior V. President

Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert Variable Series, Inc.

Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Variable Series. Inc. ("CVS") dated March 1. 1999. with respect to the CVS Portfolios shown below. the Advisor is entitled to receive from the listed Portfolios an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the appropriate Portfolio.

CVS Social Money Market	0.30% of the value of the first $250 million 0.275% of the next $250 million; and 0.25% of assets over $500 million
CVS Social Balanced	0.425% of the value of the first $500 million 0.375% of the next $500 million 0.325% of assets over $1 billion
CVS Social Mid Cap Growth	0.65%
CVS Social Small Cap Growth	0.75%
CVS Social International Equity	0.75% of the value of the first $250 million 0.725% of the next $250 million; and 0.675% of assets over $500 million

Exhibit F

RHI Robert Half International Inc.

2884 Sand Hill Road, Menlo Park, CA 94025
(650) 234-6000 Fax (650) 234-6999 www.rhii.com

December 3, 2001

Ms. Ivy Wafford Duke
Associate General Counsel
Calvert Asset Management Co.
4550 Montgomery Avenue
Bethesda, Maryland 20814

Dear Ms. Duke:

I have received your letter dated November 27, 2001, responding to our request for documentary support for your claim that CAMCO is eligible to submit a shareholder resolution. After reviewing the documentation you provided, however, our outside counsel (Wachtell, Lipton, Rosen & Katz) still does not agree that you have satisfied the eligibility requirements set out in Rule 14a-8.

Rule 14a-8(f) provides that a registrant may omit a shareholder proposal from its proxy statement unless the proponent, upon the registrant's request, furnishes in a timely manner adequate documentation for its claim of beneficial ownership of the registrant's stock.

Neither the prospectuses nor the investment advisory agreements you provided are sufficient documentary support evidencing CAMCO's claim of beneficial ownership. Among other reasons, the investment advisory agreements provide that CAMCO's management of the investment of the Funds' assets is "subject to the control and direction of [each fund's] Board of Directors." In addition, the agreements state that CAMCO has "no authority to act for or represent" the Funds "except as expressly provided or authorized". There does not appear to be in the agreements any provision expressly permitting CAMCO to bring shareholder proposals to portfolio companies on behalf of the Funds. Accordingly, it appears to our outside counsel that CAMCO is not the beneficial owner of the shares in question and that its proposal may be omitted.

As I stated previously, the Company is committed to promoting equal opportunities for all of its employees. Nevertheless, we do not believe that complying with your proposal would further the Company's equal employment opportunity efforts and disagree with your assessment that the cost of compliance would be minimal.

Accordingly, unless you remedy the above deficiencies within the requisite time period, we believe that the Company may omit CAMCO's proposal under Rule 14a-8(b).

Please note that this letter does not address and should not be interpreted to foreclose any other grounds for excluding the proposal from the Company's proxy statement.

Very truly yours,

Steven Karel
Vice President, Secretary
and General Counsel

Exhibit G

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

December 11, 2001

Via Overnight Mail
Mr. Steven Karel
Robert Half International Inc.
2884 Sand Hill Road, Suite 200
Menlo Park, CA 94025

An Ameritas Acacia Company

Dear Mr. Karel:

I am writing on behalf of the Calvert Social Investment Fund, Calvert World Values Fund, Inc., Calvert Social Index Fund, Inc., and Calvert Variable Series, Inc. (collectively, the "Funds"), as Assistant Secretary to each of the Funds and as counsel to Calvert Asset Management Company, Inc. ("Calvert") in response to your most recent letter dated December 3, 2001 concerning our submission of a shareholder resolution to Robert Half International Inc.

In our November 27, 2001 correspondence, I included copies of the Funds' respective investment advisory agreements and prospectuses, to address your inquiry as to the authorization of Calvert to act of behalf of the Funds. Interestingly, your company chooses to continue to argue that Calvert is not so authorized, although I note for your information, that another company which recently raised the same challenge has found our explanation and documentation to be sufficient. Nonetheless, I now attach a copy of the Funds' Proxy Voting Guidelines, which elaborate upon Calvert's authorization to act of their behalf.

Accordingly, we continue to request that you process the shareholder resolution per the Shareholder Proposal Rules of Section 14a-8 of the Securities Exchange Act of 1934. Please feel free to contact me at (301) 951-4858 with any further questions.

Truly Yours,

Ivy Wafford Duke

Ivy Wafford Duke
Associate General Counsel

cc: Nikki Daruwala (Senior Social Research Analyst, Social Research Department)

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

2000 - 2001
PROXY VOTING GUIDELINES

Calvert Social Investment Fund Equity Portfolio
Calvert Social Investment Fund Balanced Portfolio
Calvert Social Investment Fund Enhanced Equity Portfolio
Calvert Social Investment Fund Technology Portfolio
Calvert New Vision Small Cap Fund
Calvert Social Index Fund
Calvert Large Cap Growth Fund
Calvert Capital Accumulation Fund

These Guidelines summarize the Funds' positions on various issues of concern to investors, and particularly socially responsible investors, and give general indication as to how the advisors will vote shares on each issue. *However, this listing is not exhaustive and does not include all potential voting issues and for that reason, there may be instances when the Advisor, Calvert Asset Management Company, may not vote the Funds' shares in strict adherence to these Guidelines. To the extent that the guidelines do not cover potential voting issues, the Funds delegate to the appropriate advisor the authority to act on its behalf to promote the applicable Funds' investment objectives and social goals.*

I. SOCIAL ISSUE RESOLUTIONS

A. Environment

All corporations have an impact on the environment. We expect that management is taking all reasonable steps to reduce its company's overall negative impact.

Generally, the Fund Advisor will **support** management initiatives and shareholder resolutions that reduce a company's negative impact on the environment.

CERES Principles

The Coalition for Environmentally Responsible Economies (CERES), a coalition comprised of social investors and environmental organizations, has developed an environmental corporate code of conduct. The CERES Principles ask corporations to conduct environmental audits of their operations, establish environmental management practices, and assume responsibility for damages their operations cause to the environment, among other things. Shareholder resolutions have been introduced that either ask companies to: 1) become signatories of the CERES Principles or 2) produce a report addressing management's response to each of the points raised in the CERES Principles.

A company's environmental policies and performance can have a substantial effect on the firm's financial performance; we will **support** all resolutions asking for a report of current environmental practices.

The Fund advisor will vote in **support** of resolutions calling for signing the CERES Principles.

Climate Change/Global Warming

Climate change is a natural process. However, for the first time, human activity is contributing materially to the rate and direction of change in the form of global warming. The principal culprit is carbon dioxide emissions stemming from combustion of fossil fuels.

Shareholder initiatives on climate change have focused on companies that contribute significantly to global warming—including oil and mining companies, utilities, and automobile manufacturers. These initiatives have included proposals requesting companies to disclose information about their impact on climate change, to set targets for reduction in greenhouse gas emissions, to increase energy efficiency, and to substitute renewable energy resources for fossil fuels.

The Fund advisor will generally **support** proposals that request companies to disclose information or take specific positive actions related to climate change.

B. Workplace Issues

- **Labor Relations**

Shareholders have asked companies to develop codes of conduct that address a number of labor relations issues, including use of forced labor, fair wages and safe working conditions and the right to organize and bargain collectively.

The Fund advisor will vote in **support** of proposals requesting companies to adopt and /or report on appropriate codes of conduct regarding global labor practices.

- **Vendor/Supplier Standards**

Special attention has been focused on companies that use offshore vendors to manufacture or supply products for resale in the United States. Shareholders have asked companies to adopt codes of conduct regarding vendor/supplier labor practices, to report on compliance with such codes, and to support independent third party monitoring of compliance. At the heart of these proposals is the belief that corporations that operate globally have both the power and the responsibility to curtail abusive labor practices of their suppliers and vendors.

The Fund advisor will vote in **support** of appropriate proposals regarding vendor/supplier standards, including proposals that request reporting and third party monitoring.

- **Equal Employment Opportunity**

Equal employment refers to the promotion of women and minorities in the workforce.

These resolutions typically ask companies to report on their efforts to meet and exceed federal EEO mandates. Since diversity has become a significant business issue in recent years, companies able to respond to diversity issues will have a competitive advantage. Regarding EEO disclosure, typically the requested material incurs little additional cost for the corporation since most, if not all, of the data is already gathered to meet government reporting requirements.

The Fund advisor will generally **support** resolutions that ask companies to report on their efforts to comply with federal EEO mandates.

- **Plant Closings**

Resolutions ask companies to create or expand programs to relocate workers displaced by plant closings. Federal law requires 60 days advance notice of major plant closings or layoffs.

The Fund advisor will generally **support** resolutions to create or expand relocation programs on the grounds that companies face a moral obligation to relocate displaced workers.

C. Product Safety and Impact

- **Animal Welfare**

Shareholder resolutions have been filed with firms who engage in animal testing for the purposes of determining product efficacy or assuring consumer product safety. The goals of these resolutions vary from asking for a report on efforts to reduce the number of animals used and the painfulness of the tests to those which seek a total ban on animal testing.

The Fund advisor will generally **support** resolutions seeking information on a company's animal testing practices.

The Fund advisor will review resolutions calling for medical research firms to cease animal testing on a case-by-case basis. The fund advisor will generally **support** resolutions that request that management develop viable alternatives to animal testing.

The Fund advisor will generally **support** resolutions calling for consumer product companies to reduce or eliminate their use of animals in testing.

- **Tobacco Business**

Insurance and Health Care Companies Investing In Tobacco

Shareholders have asked insurance and health care company boards to report on the appropriateness of investments in the tobacco industry. They have also asked for reports on the impact of smoking on benefit payments for death, disease and property loss. Shareholders have also asked insurance companies and healthcare providers not to invest in the stocks of tobacco companies.

The Fund advisor will generally **support** resolutions that ask companies not to invest in the stocks of tobacco companies.

Sales of Non-tobacco Products to Tobacco Industry

Shareholders have asked companies making significant sales of non-tobacco products to the tobacco industry to study the effects of ending these transactions or to stop immediately.

The Fund advisor will generally **support** resolutions that ask companies to research the impact of ceasing business transactions with the tobacco industry and finally ending transactions altogether.

D. International Operations and Human Rights

- **South Africa**

After Nelson Mandela's October 1993 call to reinvest in South Africa, Calvert Funds removed their prohibitions on investments in companies with operations there. U.S. shareholders have advocated responsible investment in the country and have asked, for example, companies to commit themselves to uphold the South African Council of Churches Code of Conduct for corporations doing business in South Africa.

The Fund advisor will vote in **support** of resolutions calling upon the company to uphold the South African Council of Churches Code of Conduct.

- **Northern Ireland**

Shareholders have asked companies to either report on or comply with the MacBride Principles, a set of fair employment principles which have been set forth to eliminate religious discrimination in Northern Ireland.

The Fund advisor will vote in **support** of resolutions calling upon companies to implement the MacBride Principles.

The Fund advisor will vote in **support** of resolutions calling for reports on Northern Ireland employment policies.

- **Bank Lending in Developing Countries**

Resolutions typically call on banks to change their lending policies to benefit social stability, the economies, and natural resources of developing nations. After aggressively lending to developing nations, some international banks have found that these nations often have little ability to repay these debts. As creditors, the banks have often insisted on belt-tightening measures which have resulted in high inflation, wide spread unemployment and social strife. It is believed that the forgiveness of such loans would promote social and economic gains for millions of citizens of developing nations. In so doing, the economies of these nations would be strengthened, bringing greater stability to the world economy as a whole.

The Fund advisor will generally **support** resolutions that call on these banks to forgive loans made to the developing countries.

- **Mexican Maquiladora Operations**

Resolutions typically call on companies to report on their operating practices in Maquiladora plants located in Mexico near the United States border. Companies have located in this region to take advantage of lower labor costs, fewer environmental regulations and the tariff-free nature of this zone. There have, however, been numerous cases of abuse with regard to the human rights of employees and the environmental integrity of communities.

The Fund advsior will generally **support** resolutions calling for reports on this issue as relevant to the company's operations.

- **Burma**

Widespread violation of human rights in Burma, including the use of forced labor, has led human rights activists around the world to call for an economic boycott. Shareholder proposals have requested that multinational corporations doing business in Burma withdraw until democracy is restored and human rights are respected.

The Fund advisor will generally **support** resolutions that request companies to stop doing business with Burma.

- **Country-Specific Human Rights Proposals**

There are numerous countries with a record of egregious human rights abuses, such as China, Indonesia, and Nigeria. A number of shareholder proposals have requested that companies operating in these countries develop human rights guidelines. We expect that management of these companies address these challenges through a variety of strategies and programs, such as labor and human rights codes of conduct, country-specific development programs etc.
Note: The Funds may invest in companies that operate in countries with egregious human rights practices if we find that the company is promoting positive development. However, the Funds avoid investing in companies that directly contribute to egregious human rights abuses.

The Fund advisor will generally **support** proposals that request companies to develop country selection guidelines which exclude countries that systematically violate human rights.

E. Indigenous Peoples' Rights

- **Rights of Indigenous Peoples**

The survival, security and human rights of millions of indigenous peoples around the world are increasingly under threat. Attempts to develop natural resources in areas populated by indigenous peoples often threaten their lives, their cultures and the physical environment.

Some domestic corporations are using Native American symbols and imagery to advertise and market commercial products, including sports franchises, in ways that perpetuate racism and bigotry.

The Fund advisor will **support** resolutions that request that management respects the rights of indigenous peoples, avoids exploitation of their natural resources and negotiates fairly with indigenous peoples.

The Fund advisor will **support** resolutions that ask companies to avoid the unauthorized use of images of Native Americans in the promotion of their products.

F. Weapons Contracting

- **Weapons/Military Conversion**

Resolutions typically ask companies with significant military contracts to report on future plans to diversify or convert to the production of civilian goods and services.

The Fund advisor will **support** resolutions calling for reports on military sales, conversion of military production to civilian purposes, and diversification plans to civilian production.
Note: The Funds do not invest in major weapons/military contractors.

G. Other

- **Community**

Equal Credit Opportunity

Access to capital is essential to full participation and opportunity in our society. The Equal Credit Opportunity Act (ECOA) prohibits lenders from discriminating with regard to race, religion, national origin, sex, age, etc. Shareholders typically request: (1) reports on lending practices in low/moderate income or minority areas and on steps to remedy mortgage lending discrimination; (2) the development of fair lending policies that would assure access to credit for major disadvantaged groups and require reports to shareholders on their implementation; and the application by non-financial corporations of Equal Credit Opportunity Act standards to their financial subsidiaries.

The Fund advisor will generally **support** resolutions that request increased disclosure on ECOA and stronger policies and programs regarding the ECOA.

Redlining

"Redlining" is the systematic denial of services to a geographic area based on its economic or ethnic profile. The term originated in banking, but the same practice can occur in businesses as different as insurance and supermarkets, and areas as broadly defined as 'rural.' Shareholders have asked management to assess their lending practices and develop policies to avoid redlining. Shareholders have also asked insurance companies to develop fair housing policies that would assure adequate homeowner insurance protection in low-income neighborhoods.

The Fund advisor will **support** resolutions to develop and implement fair housing policies.

Predatory Lending

Sub-prime lenders charge notably high interest rates on consumer, life insurance, and home mortgage loans. These lenders can engage in abusive business practices that take advantage of the elderly or the economically disadvantaged. This includes charging excessive fees, making loans to those unable to make interest payments and steering customers to products with higher than prevailing interest rates. Shareholders have asked for the development of policies to prevent predatory lending practices.

The Fund advisor will **support** resolutions that preclude predatory lending practices.

Quality of Health Care

Many communities are increasingly concerned about the ability of for-profit health care institutions to provide quality health care. Shareholders have asked corporations operating hospitals for reports on the quality of their patient care.

The Fund advisor will **support** resolutions that call on hospitals to submit reports on patient healthcare and details of health care practices.

Insurance Companies and Economically Targeted Investments

Economically targeted investments (ETIs) are loans made to low-to-moderate income communities or individuals to foster, among many things, small businesses and farms, affordable housing and community development banks and credit unions. At present, insurance companies put less than one-tenth of one percent of their more than $1.9 trillion in assets into ETIs. Shareholders have asked for reports outlining how insurers could implement an ETI program.

The Fund advisor will **support** resolutions that encourage participation in economically targeted investments.

- **Political Action Committees and Political Partisanship**

Resolutions typically call for greater disclosure of corporate campaign financing and policies to protect employees from unwanted political solicitations and the reputation of the company from potential scandal.

The Fund advisor will generally **support** resolutions asking companies for greater disclosure of corporate campaign financing.

- **Other Issues**

All social issues that are not covered in these guidelines are delegated to the Fund advisor to vote in accordance with the Fund's specific social criteria. Calvert Social Research Department ("CSRD") will report to the Boards on issues not covered by these guidelines.

With respect to Calvert World Values Fund, the proxies are sent directly to the subadvisor, Murray Johnstone, for voting with input from CSRD when applicable. Murray Johnstone votes proxies on behalf of the CWVF, International Equity Fund and defers the voting decision to CSRD when a social issue shareholder resolution appears on the proxy ballot.

II. CORPORATE GOVERNANCE [1]

A. Board and Governance Issues

- **Board of Director/Trustee Composition**

The Board of Directors is responsible for the overall governance of the corporation.

The Fund advisor will **oppose** slates of directors which do not include both females and members of racial minority groups.

The Fund advisor will **oppose** slates without at least a majority of independent directors (1/3 of directors who are outsiders to the corporation). In addition, key committees of the board should consist entirely of independent directors. (The key committees are the audit, compensation, and nominating committees.)

- **Increase Authorized Common Stock**

The Fund advisor will generally **support** the authorization of additional common stock necessary to facilitate a stock split.

The Fund advisor will generally **support** the authorization of additional common stock, if the company already has a large amount of stock authorized but not issued or reserved for its stock option plans. In this latter instance, there is a concern that the authorized but unissued shares will be used as a poison pill or other takeover defense, which will be **opposed**. In addition, we will require the company to provide a specific purpose for any request to increase shares by more than 100 percent of the current authorization.

- **Blank Check Preferred Stock**

Blank check preferred is stock with a fixed dividend and a preferential claim on company assets relative to common shares. The terms of the stock (voting, dividend and conversion rights) are set by the Board at a future date without further shareholder action. While such an issue can in theory have legitimate corporate purposes, most often it has been used as a takeover defense since the stock has terms that make the entire company less attractive.

The Fund advisor will generally **oppose** the creation of blank check preferred stock.

[1] This section does not apply to special equities that are still privately held. The Special Equities Committee of the Calvert Social Investment Fund and Calvert World Values Fund will vote the proxies of privately held companies.

- **Classified or "Staggered" Board**

On a classified (or staggered) board, directors are divided into separate classes (usually three) with directors in each class elected to overlapping three-year terms. Companies argue that such Boards offer continuity in direction which promotes long-term planning. However, in some instances they may serve to deter unwanted takeovers since a potential buyer would have to wait at least two years to gain a majority of Board seats.

The Fund advisor will vote on a case-by-case basis on issues involving classified boards.

- **Supermajority Vote Requirements**

Supermajority vote requirements in a company's charter or bylaws require a level of voting approval in excess of a simple majority. Generally supermajority provisions require at least 2/3 affirmative vote for passage of issues.

The Fund advisor will vote on a case-by-case basis issues involving supermajority voting.

- **Restrictions on Shareholders to Act by Written Consent**

Written consent allows shareholders to initiate and carry out a shareholder action without waiting until the annual meeting or by calling a special meeting. It permits action to be taken by the written consent of the same percentage of outstanding shares that would be required to effect the proposed action at a shareholder meeting.

The Fund advisor will generally **oppose** proposals to limit or eliminate the right of shareholders to act by written consent.

- **Restrictions on Shareholders to Call Meetings**

The Fund advisor will generally **oppose** such a restriction as it limits the right of the shareholder.

- **Limitations, Director Liability and Indemnification**

Because of increased litigation brought against directors of corporations and the increased costs of director's liability insurance, many states have passed laws limiting director liability for those acting in good faith. Shareholders however must opt into such statutes. In addition, many companies are seeking to add indemnification of directors to corporate bylaws.

The Fund advisor will generally **support** director liability and indemnification resolutions because it is important for companies to be able to attract the most qualified individuals to their Boards. Note: Those directors acting fraudulently would remain liable for their actions irrespective of this resolution.

- **Reincorporation**

Corporations are in general bound by the laws of the state in which they are incorporated. Companies reincorporate for a variety of reasons including shifting incorporation to a state where the company has its most active operations or corporate headquarters, or shifting incorporation to take advantage of state corporate takeover laws.

While each reincorporation proposal will be evaluated based on its own merits, the Fund advisor will generally **support** reincorporation resolutions for valid business reasons (such as reincorporating in the same state as the corporate headquarters).

- **Cumulative Voting**

Cumulative voting allows shareholders to "stack" their votes behind one or a few directors running for the board, thereby helping a minority of shareholders to win board representation. Cumulative voting gives minority shareholders a voice in corporate affairs proportionate to their actual strength in voting shares.

The Fund advisor will generally **support** proposals calling for cumulative voting in the election of directors.

- **Dual Classes of Stock**

In order to maintain corporate control in the hands of a certain group of shareholders, companies may seek to create multiple classes of stock with differing rights pertaining to voting and dividends.

The Fund advisor will generally **oppose** dual classes of stock. However, the advisor will **support** classes of stock offering different dividend rights (such as one class which pays cash dividends and a second which pays stock dividends) depending on the circumstances.

- **Limit Directors' Tenure**

In general corporate directors may stand for re-election indefinitely. Opponents of this practice suggest that limited tenure would inject new perspectives into the boardroom as well as possibly creating room for directors from diverse backgrounds; however, continuity is important to corporate leadership and in some instances alternative means may be explored for injecting new ideas or members from diverse backgrounds into corporate boardrooms.

Accordingly, the Fund advisor will vote on a case by case basis attempts to limit director tenure. However, the advisor will **support** reasonable retirement age (70 or 72, for example) for directors.

- **Minimum Director Stock Ownership**

The director share ownership proposal requires that all corporate directors own a minimum number of shares in the corporation. The purpose of this resolution is to encourage directors to have the same interest as other shareholders.

The Fund advisor will **support** resolutions that require corporate directors to own shares in the company.

- **Selection of Auditor**

Auditors are the independent accountants who certify that the company's financial statements are accurately presented.

The Fund advisor supports the selection of auditors known to be competent and respected, but will **oppose** any for which there is direct knowledge of poor integrity or lack of objectivity.

B. Executive Compensation

- **Disclosure of CEO, Executive, Board and Management Compensation**

On a case-by-case basis, the Fund advisor will **support** shareholder resolutions requesting companies to disclose the salaries of top management and the Board of Directors.

- **Compensation for CEO, Executive, Board and Management,**

The Fund advisor will **oppose** an executive compensation proposal if we believe the compensation does not reflect the economic and social circumstances of the company (i.e. at times of layoffs, downsizing, employee wage freezes, etc.)

- **Formation and Independence of Compensation Review Committee**

The Fund advisor will **support** shareholder resolutions requesting the formation of a committee of independent directors to review and examine executive compensation.

- **Stock Options for Board and Executives**

The Fund advisor will generally **oppose** stock option plans that in total offer greater than 15% of shares outstanding because of voting and earnings dilution.

The Fund advisor will generally **oppose** option programs that allow the repricing of underwater options. (Repricing divides shareholder and employee interests. Shareholders cannot "reprice" their stock and, therefore, optionees should not be treated differently.)

The Fund advisor will generally **oppose** stock option plans that have option exercise prices below the marketplace on the day of the grant.

The Fund advisor will generally **support** options programs for outside directors subject to the same constraints previously described.

- **Employee Stock Ownership Plan (ESOPs)**

The Fund advisor will **support** ESOPs created to promote active employee ownership. However, will **oppose** any ESOP whose purpose is to prevent a corporate takeover.

- **Pay Equity**

The Fund advisor will generally **support** shareholder resolutions that request that management provide a race and/or gender pay equity report.

- **Ratio Between CEO and Worker Pay**

The Fund advisor will generally **support** shareholder resolutions requesting that management report on the ratio between CEO and employee compensation.

- **Executive Compensation Tie to Non-Financial Performance**

The Fund advisor will generally **support** shareholder resolutions asking companies to review their executive compensation as it links to non-financial performance such as: diversity, labor and human rights, environment, community relations, and other social issues.

- **Maximum Ratio Between CEO and Worker Compensation and/or Cap on CEO Compensation**

The Fund advisor will vote on a case-by-case basis shareholder resolutions requesting management to set a maximum ratio between CEO and employee compensation and/or a cap on CEO compensation.

- **Changes to Charter or By-Laws**

The Fund advisor will conduct a case-by-case review of the proposed changes with the voting decision resting on whether the proposed changes are in shareholder's best interests.

- **Confidential Voting**

Typically proxy voting differs from voting in political elections in that the company is made aware of shareholder votes as they are cast. This enables management to contact dissenting shareholders in an attempt to get them to change their votes.

The Fund advisor will **support** confidential voting because the voting process should be free of coercion.

- **Equal Access to Proxy**

Equal access proposals ask companies to give shareholders access to proxy materials to state their views on contested issues, including director nominations. In some cases they would actually allow shareholders to nominate directors. Companies suggest that such proposals would make an increasingly complex process even more burdensome.

In general, the Fund advisor will **oppose** resolutions for equal access proposals.

- **Golden Parachutes**

Golden parachutes are severance payments to top executives who are terminated or demoted pursuant to a takeover. Companies argue that such provisions are necessary to keep executives from "jumping ship" during potential takeover attempts.

The Fund advisor will **support** the right of shareholders to vote on golden parachutes because they go above and beyond ordinary compensation practices. In evaluating a particular golden parachute, we will examine total management compensation, the employees covered by the plan, and the quality of management.

C. Mergers and Acquisitions

- **Considering the Non-Financial Effects of a Merger Proposal**

Such a proposal allows or requires the Board to consider the impact of merger decisions on various "stakeholders," such as employees, communities, customers and business partners. This proposal gives the Board the right to reject a tender offer on the grounds that it would adversely affect the company's stakeholders.

The Fund advisor will **support** shareholder resolutions that consider nonfinancial impacts of mergers.

- **Mergers, Restructuring and Spin-offs**

A merger, restructuring, or spin-off in some way affects a change in control of the company's assets. In evaluating the merit of each issue, we will consider the terms of each proposal. This will include an analysis of the potential long-term value of the investment.

The Fund advisor will **support** management proposals for merger or restructuring if the transaction appears to offer fair value and other proxy voting policies stated are not violated. For example, the advisor may oppose a restructuring resolution which includes in it significant takeover defenses and may again oppose the merger of a non-nuclear and a nuclear utility if it poses potential liabilities.

- **Poison Pills**

Poison pills (or shareholder rights plans) are triggered by an unwanted takeover attempt and cause a variety of events to occur which may make the company financially less attractive to the suitor. Typically directors have enacted these plans without shareholder approval. Most poison pill resolutions deal with putting poison pills up for a vote or repealing them altogether.

The Fund advisor will **support** proposals to put rights plans up for a shareholder vote. In general, poison pills will be **opposed** unless management is able to present a convincing case for such a plan.

- **Anti-Greenmail Proposals**

Greenmail is the payment a corporate raider receives in exchange for his/her shares. This payment is usually at a premium to the market price, so while greenmail can ensure the continued independence of the company, it discriminates against other shareholders.

The Fund advisor will generally **support** anti-greenmail provisions.

- **Opt-Out of State Antitakeover Law**

A strategy for dealing with antitakeover issues has been a shareholder resolution asking a company to opt-out of a particular state's antitakeover laws.

The Fund advisor will generally **support** bylaw changes requiring a company to opt-out of state antitakeover laws. However, resolutions requiring companies to opt-into state antitakeover statutes will be **opposed**.

Adopted September 2000.

CALVERT'S PROXY VOTING GUIDELINES TABLE OF CONTENTS

I. SOCIAL ISSUE RESOLUTIONS

CORPORATE GOVERNANCE ISSUES

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Robert Half International
Incoming letter dated December 20, 2001

The proposal relates to a report on the equal employment opportunity policies of RHI.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000 or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that RHI failed to inform the proponent of what would be proper documentation evidencing the required beneficial ownership. Accordingly, unless the proponent provides RHI with appropriate documentary support of ownership in the form of an affirmative statement from the record holder indicating that the proponent (Calvert Asset Management Company) has been the beneficial owner of the requisite amount of shares for at least one year prior to submission of the proposal, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if RHI omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Jennifer Gurzenski
Attorney-Advisor